Exhibit 99.1

ITAU CORPBANCA AND SUBSIDIARIES

Interim consolidated financial statements

March 31, 2019

(A free translation from the original in Spanish)

CONTENTS

Independent Auditors Report

Interim consolidated statement of financial position

Interim consolidated statement of income

Interim consolidated statement of other comprehensive income

Interim consolidated statement of changes in equity

Interim consolidated statement of cash flows

Notes to the interim consolidated financial statements

	$-	Chilean pesos
MCh$	-	Million Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands United States dollars
MUS$	-	Million United States dollars
COP$	-	Colombian pesos
MCOP$	-	Millions Colombian pesos
UF	-	The Unidad de Fomento is a Chilean government inflation-indexed, peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate

INDEPENDENT AUDITOR’S REPORT

(A free translation from the original in Spanish)

Santiago, April 24, 2019

To the Shareholders and Directors of

Itaú Corpbanca and subsidiaries

We have reviewed the accompanying interim consolidated statement of financial position of Itaú Corpbanca and subsidiaries as of March 31, 2019, the interim consolidated statements of income and other comprehensive income for the three-month periods ended March 31, 2019 and 2018, and the related interim consolidated statements of cash flows and changes in equity for the three-month periods then ended, and the related notes to the interim consolidated financial statements.

Management’s Responsibility for the Consolidated Interim Financial Information

Management is responsible for the preparation and fair presentation of the interim consolidated financial statements in accordance with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions. This responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim consolidated financial statements in accordance with the applicable framework for preparation and presentation of financial information.

Auditor’s Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in Chile applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. The scope of a review, is substantially less than an audit conducted in accordance with auditing standards generally accepted in Chile, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements, mentioned in the first paragraph, to be in accordance with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions.

Santiago, April 24, 2019

Itaú Corpbanca

2

Other Matter – Consolidated statement of financial position as of December 31, 2018

On February 26, 2019 we expressed an unmodified audit opinion on the consolidated financial statements as of December 31, 2018 and 2017 of Itaú Corpbanca and its subsidiaries, which comprise of the consolidated statement of financial position as of December 31, 2018 set forth in the accompanying interim consolidated financial statements and the notes thereto.

Fernando Orihuela B.

Partner

$	=	Amounts expressed in Chilean pesos
MCh$	=	Amounts expressed in millions of Chilean pesos
US$	=	Amounts expressed in US dollars
ThUS$	=	Amounts expressed in thousands of US dollars
MUS$	=	Amounts expressed in millions of US dollars
COP$	=	Amounts expressed in Colombian pesos
MCOP$	=	Amounts expressed in millions of Colombian pesos
UF	=	Amounts expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	1

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

	Notes	As of March 31, 2019	As of December 31, 2018
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5	852,518	987,680
Cash items in process of collection	5	569,204	318,658
Trading investments	6	222,802	86,938
Investments under resale agreements	7	30,234	109,467
Financial derivative contracts	8	1,309,222	1,368,957
Interbank loans, net	9	309,263	341,244
Loans and accounts receivable from customers, net	10	20,973,104	20,833,935
Available for sale investments	11	2,393,890	2,650,776
Held to maturity investments	11	211,097	198,910
Investments in companies	12	9,769	10,555
Intangibles	13	1,607,493	1,613,807
Fixed assets	14	53,172	95,564
Right of use asset under lease agreements	14	204,435	-
Current taxes	15	130,961	123,129
Deferred taxes	15	157,549	154,599
Other assets	16	522,099	561,435
TOTAL ASSETS		29,556,812	29,455,654
LIABILITIES
Deposits and other demand liabilities	17	4,341,345	4,300,475
Cash in process of being cleared	5	518,443	247,165
Obligations under repurchase agreements	7	706,299	1,015,614
Time deposits and other time liabilities	17	9,966,450	10,121,111
Financial derivative contracts	8	1,088,654	1,112,806
Interbank borrowings	18	2,277,389	2,327,723
Debt instruments issued	19	6,305,812	6,010,124
Other financial liabilities	19	10,764	12,400
Lease contracts liabilities	19	168,096	-
Current taxes	15	1,418	1,191
Deferred taxes	15	617	471
Provisions	20	163,391	237,170
Other liabilities	21	443,855	521,792
TOTAL LIABILITIES		25,992,533	25,908,042
EQUITY
Attributable to equity holders of the Bank
Capital	23	1,862,826	1,862,826
Reserves	23	1,290,131	1,290,131
Valuation accounts	23	9,041	15,232
Retained earnings		176,118	156,342
Retained earnings from prior years	23	156,342	35,909
Net income for the period	23	28,252	172,047
Less: Provision for mandatory dividends	23	(8,476)	(51,614)
Total equity attributable to equity holders of the Bank		3,338,116	3,324,531
Non-controlling interest	23	226,163	223,081
TOTAL EQUITY		3,564,279	3,547,612
TOTAL LIABILITIES AND EQUITY		29,556,812	29,455,654

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	2

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Income for the period

(In millions of Chilean pesos - MCh$)

		For the three month periods ended March 31,
	Notes	2019	2018
		MCh$	MCh$
Interest income	24	385,819	409,543
Interest expense	24	(186,814)	(212,476)
Net interest income		199,005	197,067
Fee and commission income	25	61,044	57,922
Fee and commission expense	25	(17,355)	(12,136)
Net fee and commission income		43,689	45,786
Net income (expense) from financial operations	26	(167)	(31,787)
Net foreign exchange gain (loss)	27	9,406	47,874
Other operating income		8,756	11,569
Net operating profit before provision for loan losses		260,689	270,509
Provision for loan losses	28	(47,857)	(52,487)
NET OPERATING PROFIT		212,832	218,022
Personnel salaries and expenses	29	(72,956)	(70,649)
Administrative expenses	30	(59,400)	(74,154)
Depreciation and amortization	31	(30,508)	(19,983)
Impairment	31	-	-
Other operating expenses		(17,179)	(17,167)
Total operating expenses		(180,043)	(181,953)
OPERATING INCOME		32,789	36,069
Income from investments in companies	12	910	1,273
Operating income (loss) before income taxes		33,699	37,342
Income taxes	15	(3,033)	5,689
CONSOLIDATED INCOME FOR THE PERIOD		30,666	43,031
Attributable to:
Equity holders of the Bank	23	28,252	42,760
Non-controlling interest	23	2,414	271
Earnings per share attributable
to equity holders of the Bank (in Chilean pesos)
Basic earnings per share	23	0.055	0.083
Diluted earnings per share	23	0.055	0.083

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	3

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Other Comprehensive Income for the period

(In millions of Chilean pesos - MCh$)

		For the three month periods ended March 31,
	Notes	2019	2018
		MCh$	MCh$
CONSOLIDATED INCOME FOR THE PERIOD	23	30,666	43,031
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Available for sale investments	23	330	4,361
Exchange differences on investment in Colombia and New York branch	23	(1,549)	37,526
Gain (loss) from net investments in foreign operations hedge	23	3,256	(22,508)
Gain (loss) from cash flows hedge	23	(9,223)	2,655
Other comprehensive income (loss) before income taxes		(7,186)	22,034
Income taxes related to available for sale investments	23	81	(1,751)
Income taxes related to net investment in foreign operations hedge	23	(299)	5,722
Income taxes related to cash flows hedge	23	1,883	(717)
Income taxes on other comprehensive income		1,665	3,254
Other comprehensive income (loss) which may be reclassified subsequently to profit or loss, net of income taxes		(5,521)	25,288

OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Defined benefits obligations	23	(2)	(211)
Income taxes related to defined benefits obligations	23	-	55
Other comprehensive income (loss) which may not be reclassified subsequently to profit or loss, net of income taxes		(2)	(156)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	23	(5,523)	25,132

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD	23	25,143	68,163
Attributable to:
Equity holders of the Bank	23	22,061	58,207
Non-controlling interest	23	3,082	9,956

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	4

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Changes in Equity for the period

(In millions of Chilean pesos - MCh$)

	Note	Number of shares	Capital	Reserves		Valuation accounts	Retained earning			Total attributable to equity holders of the Bank	Non- controlling interest	Total equity
				Reserves from earnings	Other non- earnings reserves		Retained earnings from prior years	Income for the period	Provision for mandatory dividends
		Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2017		512,407	1,862,826	451,011	839,120	(4,735)	1,441	57,447	(17,234)	3,189,876	209,954	3,399,830
Distribution of income from previous year	23.b	-	-	-	-	-	57,447	(57,447)	-	-	-	-
Equity as of January 1, 2018		512,407	1,862,826	451,011	839,120	(4,735)	58,888	-	(17,234)	3,189,876	209,954	3,399,830
Dividends paid	23.b	-	-	-	-	-	(22,979)	-	17,234	(5,745)	-	(5,745)
Provision for mandatory dividends		-	-	-	-	-	-	-	(12,828)	(12,828)	-	(12,828)
Comprehensive income for the period		-	-	-	-	15,447	-	42,760	-	58,207	9,956	68,163
Equity as of March 31, 2018		512,407	1,862,826	451,011	839,120	10,712	35,909	42,760	(12,828)	3,229,510	219,910	3,449,420

Equity as of December 31, 2018		512,407	1,862,826	451,011	839,120	15,232	35,909	172,047	(51,614)	3,324,531	223,081	3,547,612
Distribution of income from previous year		-	-	-	-	-	172,047	(172,047)	-	-	-	-
Equity as of January 1, 2019		512,407	1,862,826	451,011	839,120	15,232	207,956	-	(51,614)	3,324,531	223,081	3,547,612
Dividends paid		-	-	-	-	-	(51,614)	-	51,614	-	-	-
Provision for mandatory dividends		-	-	-	-	-	-	-	(8,476)	(8,476)	-	(8,476)
Comprehensive income for the period		-	-	-	-	(6,191)	-	28,252	-	22,061	3,082	25,143
Equity as of March 31, 2019		512,407	1,862,826	451,011	839,120	9,041	156,342	28,252	(8,476)	3,338,116	226,163	3,564,279

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	5

Itaú Corpbanca and subsidiaries

Interim Consolidated Statements of Cash Flows for the period

(In millions of Chilean pesos - MCh$)

	Notes	For the three month periods ended March 31,
		2019	2018
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income before income taxes		33,699	37,342
Debits (credits) to income that do not represent cash flows:
Depreciation and amortization	31	30,508	19,983
Provisions for loans and accounts receivable from customers and interbank loans	28	59,067	60,934
Provisions and write-offs for assets received in lieu of payment		(9,366)	4,231
Provisions for contingencies		(2,218)	333
Mark to market of investments and derivatives adjustment	26	7,037	-
Adjustment (profit) loss for instruments available for sale		(8,134)	-
Adjustment (profit) loss on sale credit portfolio	26	1,826	-
Net interest income	24	(199,005)	(197,067)
Fee and commission income	25	61,044	(57,922)
Fee and commission expense	25	(17,355)	12,136
Net foreign exchange gain (loss)	27	(9,406)	(47,874)
Net gain on sale of fixed assets		(1,028)	-
Other debits (credits) that do not represent cash flows		(6,622)	271
Subtotals		(59,953)	(167,633)
Loans and accounts receivable from customers and interbank loans		(114,182)	(222,635)
Investments under resale agreements	5c)i)	79,233	-
Obligations under repurchase agreements	5c)i)	(309,315)	160,320
Trading investments	5c)ii)	(135,864)	377,678
Available for sale investments	5c)ii)	256,886	(143,100)
Held to maturity investments	5c)ii)	(12,187)	(107,056)
Other assets and liabilities		(38,601)	81,147
Time deposits and other time liabilities		(147,649)	68,137
Deposits and other demand liabilities		41,358	(27,610)
Dividends received from investments in companies	12	910	1,273
Foreign borrowings obtained	5c)iii)	53,855	591,522
Repayment of foreign borrowings	5c)iii)	(4,056)	(423,895)
Interest paid		(186,126)	(218,394)
Interest received		398,141	393,953
Net fee and commission income		43,711	45,872
Taxes paid		(37,582)	(25,392)
Fine payment SBIF		(5,985)	-
Repayment of other borrowings	5c)iv)	(1,636)	(2,852)
Proceeds from sale of assets received in lieu of payment		4,042	3,908
Net cash flows provided by (used in) operating activities		(175,000)	385,243
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Sales of fixed assets	13-14	(13,853)	(15,631)
Investments in companies	12	1,818	-
Net cash flows provided by (used in) investing activities		(12,035)	(15,631)
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		322,406	334,847
Redemption of debt issued		(47,556)	(580,288)
Dividends paid	23	(33,545)	(10,105)
Lease payments (Rights of use)		(8,699)	-
Net cash flows provided by financing activities		232,606	(255,546)
Effect of changes in exchange rates		18,218	(14,748)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		63,789	99,318
Cash and cash equivalents at the beginning of the period		1,363,052	1,075,089
Cash and cash equivalents at end of the period	5	1,426,841	1,185,863
Net increase (decrease) in cash and cash equivalents		63,789	110,774

	As of January 1, 2019	Cash flows		Changes other than cash flows					As of March 1, 2019
		Received	Paid	Changes other than cash	Adquisition	Interest	Currency exchange effects	Fair value changes
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	53,463	-	(3,907)	-	-	258	-	-	49,814
Bonds (senior and subordinated)	5,956,661	322,406	(43,649)	-	-	41,599	(21,019)	-	6,255,998
Lease contracts liabilities	176,795	-	(8,699)	-	-	-	-	-	168,096
Totals	6,186,919	322,406	(56,255)	-	-	41,857	(21,019)	-	6,473,908
Dividends paid	-	-	(33,545)	-	-	-	-	-	-
Capital increase	-	-	-	-	-	-	-	-	-
Subtotal cash flows from financing activities	-	322,406	(89,800)	-	-	-	-	-	-
Total cash flows from financing activities (net)	-	232,606	-	-	-	-	-	-	-

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	6

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	7

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies

General Information – Background of Itaú Corpbanca and subsidiaries

Itaú Corpbanca (here on the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (here on “SBIF”). As a consequence of the merger of Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca”1.

The current ownership structure is 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity, and other matters.

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and Lima. The Bank has total consolidated assets for MCh$29,556,812 (MMUS$43,438) and equity for MCh$3,564,279 (MMUS$5,238).

The legal address of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile, and its web site is www.itau.cl

The Consolidated Financial Statements as of March 31, 2019, were approved by the Board of Directors on April 24, 2019.

Significant Accounting Policies and Others

a)	Accounting period

The Consolidated Financial Statements are referred as of March 31, 2019 and December 31, 2018 and comprise the three month periods ended March 31, 2019 and 2018.

b)	Basis of preparation of the Consolidated Financial Statements

These Interim Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (CAS) issued by the Superintendency of Banks and Financial Institutions, the supervisory body that, as set forth in Article N°15 of the Chilean General Banking Law establishes that, according to the legal provisions, the banks must use the accounting criteria established by that Superintendency and that all those matters not dealt with by it or which are not in conflict with its instructions must comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In case of any differences between IFRS and the accounting rules issued by the SBIF the latter shall prevail.

The present Interim Consolidated Financial Statements incorporate a significant accounting change due to the adoption of IFRS 16 “Leases”. See new accounting policy in letter q) of this section and in Note 2 “Accounting Changes”.

Notes to these Interim Consolidated Financial Statements contain information additional to that disclosed in the Interim Consolidated Statements of Financial Position, Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statements of Changes in Equity, and Interim Consolidated Statements of Cash Flows. On them descriptive informations and disaggregated information is presented.

1 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	8

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

c)	Consolidation criteria

These Interim Consolidated Financial Statements comprise the preparation of the separate (individual) Financial Statements of the Bank and the controlled entities which participate in consolidation as of March 31, 2019 and December 31, 2018 and for the three month periods ended March 31, 2019 and 2018 included in the Interim Consolidated Financial Statements, and include necessary adjustments and reclassifications to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with standards established in the Compendium of Accounting Standards issued by the SBIF.

Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Consolidated Interim Financial Statements.

The same accounting policies, presentation, and valuation methods applied in these Interim Consolidated Financial Statements were used in the preparation of the separate financial statements of Itaú Corpbanca and subsidiaries (hereinafter the “Group”) as of March 31, 2019 and December 31, 2018 and for the three month periods ended March 31, 2019 and 2018.

Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 23%, 26%, 44%, and 89%, respectively, of total consolidated assets, liabilities, income, and operating results as of March 31, 2019 (24%, 26%, 36%, and 34% as of December 31, 2018 and 24%, 27%, 39%, and 37% as of March 31,2018, respectively).

(i)	Controlled entities

The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Thus, the Bank controls an investee if and only if has all the following:

1) Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns;

2) Exposure, or rights, to variable returns from its involvement with the investee;

3) Ability to use its power over the investee to affect the amount of the Bank’s returns;

When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee.

The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include:

•	The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders.
•	Potential voting rights held by the Bank, other voting holders or other parties.
•	Rights that arise from other contractual agreements.
•

Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	9

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above.

The interim financial statements of the controlled companies are consolidated by combining like items of assets, liabilities, equity, income, expenses and cash flows of the parent with those of its subsidiaries; offsetting (eliminate) the carrying amount of the parent’s investment in each subsidiary and the parent’s portion of equity of each subsidiary, and; by eliminating in full intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities upon consolidation. Therefore, the Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

The following are the entities controlled by Itaú Corpbanca:

							Ownership percentage
	Market	Country	Functional	As of March 31, 2019			As of December 31, 2018			As of March 31, 2018
			currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
Itaú Corredores de Bolsa Limitada (ex - CorpBanca Corredores de Bolsa S.A.) (1) (8) (11)	Domestic	Chile		$99.990	0.010	100	99.990	0.010	100	99.990	0.010	100
Itaú Administradora General de Fondos S.A. (ex - Itaú Chile Administradora General de Fondos S.A.) (1) (7) (10)		Chile		$99.994	0.006	100	99.994	0.006	100	99.990	-	99.990
Itaú Corredores de Seguros S.A. (ex-Corpbanca Corredores de Seguros S.A) (1) (6) (9)		Chile		$99.900	0.100	100	99.900	0.100	100	99.990	0.010	100
Itaú Chile Corredora de Seguro Ltda. (1) (8)		Chile		$-	-	-	-	-	-	99.900	-	99.900
Itaú Asesorías Financieras S.A. (2)		Chile		$99.990	0.010	100	99.990	0.010	100	99.990	0.010	100
CorpLegal S.A. (2)		Chile		$99.990	0.010	100	99.990	0.010	100	99.990	0.010	100
Itaú Corpbanca Recaudaciones y Cobranzas Limitada (Ex- Recaudaciones y Cobranzas S.A.) (2)		Chile		$99.999	0.001	100	99.999	0.001	100	99.990	0.010	100
Itaú Corpbanca New York Branch (2) (7)	Foreing	EE.UU	US$	100	-	100	100	-	100	100	-	100
Itaú Corpbanca Colombia S.A. (Ex-Banco CorpBanca Colombia S.A.) (3)		Colombia	COP$	66.279	-	66.279	66.279	-	66.279	66.279	-	66.279
Itaú Corredor de Seguro Colombia S.A. (Ex-Helm Corredor de Seguros S.A) (3)		Colombia	COP$	80.000	-	80.000	80.000	-	80.000	80.000	-	80.000
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria (Ex-CorpBanca Investment Trust Colombia S.A.) (3)		Colombia	COP$	5.499	62.634	68.133	5.499	62.634	68.133	5.499	62.634	68.133
Itaú Comisionista de Bolsa Colombia S.A (Ex-Helm Comisionista de Bolsa S.A.) (3)		Colombia	COP$	2.219	64.807	67.026	2.219	64.807	67.026	2.219	64.807	67.026
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (Ex-Helm Fiduciaria S.A) (3)		Colombia	COP$	-	66.266	66.266	-	66.266	66.266	-	66.266	66.266
Itaú (Panamá) S.A. (Ex-Helm Bank (Panamá) S.A.) (4)		Panamá	US$	-	66.279	66.279	-	66.279	66.279	-	66.279	66.279
Itaú Casa de Valores S.A ( Ex-Helm Casa de Valores (Panama) S.A.) (5)		Panamá	US$	-	66.279	66.279	-	66.279	66.279	-	66.279	66.279

1	Companies regulated by the Financial Market Commission (CMF) of Chile.
2	Companies regulated by the Superintendency of Banks and Financial Institutions of Chile.
3	Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the SBIF.
4	Company regulated by the Superintendency of Banks of Panama.
5	Company regulated by the Superintendency of the Securities Market of Panama.
6

On April 1, 2018, the merger of Corpbanca Corredores de Seguro S.A. and Itaú Chile Corredora de Seguros Limitada took place, by which the latter absorbed the former. The new resulting company is the legal successor of Itaú Corredores de Seguros S.A, and its new corporate name is Itaú Corredores de Seguros S.A. (See Subsequent Event Note).

7	Company regulated by Office of the Comptroller of the Currency (OCC) and Federal Reserve (FED)
8	On July 4, 2018, Itaú Asesorías Financieras S.A. acquired 2 shares of the company to minority shareholders, therefore Banco Itaú Corpbanca y Filiales has 100% control of company shares.
9	On September 10, 2018, Banco Itaú Corpbanca acquired 127,901 shares of the Company to minority shareholders, therefore Banco Itaú Corpbanca has directly and indirectly 100% control of Company.
10	On December 10, 2018, Itaú Corpbanca acquired 1 share from a minority investor, with what passes and directly controls 100% of the entity.
11	On August 1, 2018, the corporate name of Itaú Corpbanca Corredores de Bolsa S.A. was changed, replacing it with Itaú Corredores de Bolsa Limitada.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	10

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(ii)	Associates

Associated entities are those over which the Bank has significant influence; although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank’s proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss.

Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote. These investments are accounted for using the equity method.

(iii)	Investments in other companies

Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These investments are recorded at cost, and adjustments for impairment losses are recorded when appropriate.

(iv)	Funds management, trust business and other related businesses

The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Interim Consolidated Statement of Financial Position.

The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Interim Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note 22 “Contingencies, Commitments, and Responsibilities”, letter c), related to Responsibilities recorded in off-balance sheet accounts.

In accordance to IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

•	Scope of its decision-making authority over the investee.
•	Rights held by other parties
•	The remuneration to which it is entitled to in accordance with the remuneration agreements.
•	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	11

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank does not control or consolidate any trusts or other entities related to this type of business.

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of March 31, 2019 and December 31, 2018 they act as Agent and none of these investment vehicles is consolidated.

d)	Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Interim Consolidated Statement of Income, and separately from shareholders’ equity in the Interim Consolidated Statement of Financial Position.

Additionally, the non-controlling interests in the Interim Consolidated Statements of Financial Position will be presented, within the equity under item “Non-controlling interest”, separately from the equity attributable to owners of the Bank. Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions (ie, transactions with owners in their capacity as owners).

The Bank attributes the result of the period and each component of other comprehensive income to the owners of the Bank and to the non-controlling interests. The Bank also attributes the total integral result to the owners of the Bank and to the non-controlling interests even if the results of the non-controlling interests give rise to a debit balance.

e)	Use of estimates and judgments

The preparation of the Interim Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Interim Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates.

Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the year in which the estimate is reviewed and in any future period affected.

In certain cases, SBIF rules and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	12

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank has established allowances to cover possible credit losses according to the regulations issued by the SBIF. These regulations require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors. Changes in allowances for loan losses are reflected as “Provision for loan losses” in the Interim Consolidated Statements of Income for the year.

Loans are charged-off when the Bank’s management determines that the loan or a portion cannot be collected, this in accordance with the regulatory dispositions issued by the aforementioned Superintendency, as stated in chapter B-2 “Impaired loans and charge-offs”. Charge-offs are recorded as a reduction of the allowance for loan losses.

In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Interim Consolidated Financial Statements are the following:

•	Useful lives of fixed assets and intangible assets (Notes 13, 14, and 31).
•	Goodwill - Impairment test (Notes 13 and 31).
•	Periods of renewal and discount rates for assets for the right to use assets under lease and obligations for lease agreements (Notes 14, 19 and 31)
•	Allowances for loan losses (Notes 9, 10 and 28).
•	Fair value of financial assets and liabilities (Note 34).
•	Provisions (Note 20).
•	Contingencies and commitments (Note 22).
•	Impairment losses of certain assets (Notes 9, 10, 13, 14, 28 and 31).
•	Current taxes and deferred taxes (Note 15).
•	Perimeter of consolidation and control assessment for consolidation purposes (Note 1, letter c)).

During the three month period ended March 31, 2019, there have been no significant changes in estimates made at the end of 2018, other than those indicated in these Interim Consolidated Financial Statements (see Note 2).

f)	Classification of financial instruments

(i)	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments (AFS)’ and ‘loans and accounts receivable from customers’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular purchases or sales of financial asset are recognized and derecognized on a trade basis. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of a financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Measurement criteria for financial assets recorded in the Interim Consolidated Statement of Financial Position, are as follows:

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	13

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Financial assets measured at amortized cost

Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Interim Consolidated Statement of Income) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The effective interest rate includes all commissions and other items paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset.

Financial assets measured at fair value

“Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not a Bank-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

When a price for an identical asset or liability is not observable, an entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Because fair value is a market-based measurement, it is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

Between valuation techniques are included the use of recent market transactions to sell the asset or to transfer the liability between market participants at the measurement date, references to the fair value of other substantially identical financial instrument, discounted cash flows and option pricing models. Consistent with this, the Bank’s intention to keep and asset or to sell, dispose or satisfy a liability is not relevant when estimating fair value.

When determining fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	14

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

To increase consistency and comparability in fair value measurements and related disclosures, this IFRS establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

In those cases when fair value cannot be reasonably estimated for a financial asset or liability, this is measured at its amortized cost.

Additionally, in accordance to what is indicated in Chapter A-2 “Limitations or clarifications to the use of general criteria” of the Compendium of Accounting Standards, banks cannot designate financial assets or liabilities at fair value as an option instead of using the general criteria of amortized cost.

The Interim Consolidated Financial Statements have been prepared using the general criteria of amortized cost, except for:

•	Financial derivatives contracts measured at fair value.
•	Available for sale investments measured at fair value through other comprehensive income.
•	Trading investments measured at fair value.
•	Financial assets and liabilities under hedge accounting relationships which allow them to be measured at fair value.

Trading investments

Financial assets are classified as held for trading when they have been acquired mainly for the purpose of selling them in the near term and on initial recognition are part of a portfolio of identified financial instruments that the Bank manages together and have a recent actual pattern of short-term profit-taking.

Trading investments are measured at fair value according to market quotes or by using valuation techniques at the closing date. Any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the “Net income (expense) from financial operations” line item in the Interim Consolidated Staments of Income.

All purchases or sales of trading investments must be delivered within the term established by market conventions or regulations and are recorded at the trading date, which is the date when the purchase or sale is agreed. Any other purchase or sale is treated as a derivative (forward contract) until settlement.

Held to maturity investments

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Any other investment instrument is classified as available for sale.

Investment instruments are initially recorded at cost, which includes transaction costs. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	15

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Available for sale investments

Available for sale investments (or “AFS”) are subsequently measured at fair value according to market prices or valuation obtained by using valuation techniques, less impairment losses. Unrealized gains and losses originated as a consequence of fair value changes are recorded in equity. When these investments are disposed or impaired, the recorded amount in equity is transferred to income and is reported under “Net income (expenses) from financial operations”.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recorded in profit or loss under the line item “Interest income” in the Interim Consolidated Statement of Income.

Investment instruments that are hedged item in hedge accounting transactions are adjusted according to the rules applicable to hedge accounting. See letter l) in this section.

Purchases and sales of investment instruments that shall be delivered o settled within the term established by market regulations or conventions are recognized at the trading date when the purchase or sale of the instrument is agreed. Investment instruments must be permanently assess to timely identify impairment indication which may result in losses.

The Bank has assessed its investments portfolio classified as “Held to maturity investments” and “Available for sale investments” in order to identify if there is objective evidence of impairment. Such assessment includes economic analysis, risk ratings for the issuers, and Management’s ability and intent to hold those investments until maturity. Based on the Management’s evaluation of these investments it is concluded that no impairment indication exists.

Loans and accounts receivables from customers

Loans and accounts receivables from customers and interbank loans, originated and purchased, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and for which the Bank has no intention to sell them immediately or in the short term, They are measured at amortized cost using the effective interest method, less any impairment.

Financial derivative contracts

Financial derivative contracts, which include foreign currency and Unidades de Fomento (UF) forwards, interest rate futures, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments are initially recognized in the Interim Consolidated Statement of Financial Position at their fair value (including transaction costs), which is usually their acquisition cost, and subsequently measured at their fair value.

The fair value is obtained from corresponding market pricings, discounted cash flow models and pricing valuation models. The derivative instruments are recognized as an asset when their fair value is positive and as a liability when they are negative in “Financial derivative contracts” in the Interim Consolidated Statement of Financial Position. Additionally, the Credit Valuation Adjustment is included as part of the fair value for each instrument, all that with the objective of properly reflecting the counterparty risk in the fair value measurement.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related with those of the host contract and when such host contracts are not measured at fair value through profit or loss.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	16

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

At the moment of subscribing to a derivative agreement, the Bank must designate it either as a derivative instrument for trading or for hedge accounting purposes.

Changes in the fair value of derivative instruments held for trading are included in “Net income (expenses) from financial operations” in the Interim Consolidated Statement of Income.

If the derivative instrument is classified for hedge accounting purposes, the hedge can be:

1) A fair value hedge of existing assets or liabilities or a “commitment” to be executed

2) A cash flow hedge of existing assets or liabilities or forecast transactions

3) A net investment in foreign operations hedge, as defined by IAS 21

A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met:

1) At the inception of the hedge there is formal designation and documentation of the hedging relationship;

2) the hedge is expected to be highly effective;

3) the effectiveness of the hedge can be reliably measured, and;

4) the hedge is assessed on an ongoing basis and determined to have actually been highly effective throughout the financial reporting periods for which the hedge was designated.

Certain transactions with derivatives that do not qualify for being classified as hedging derivatives are treated and recognized as trading derivatives, even when they provide effective economic hedges of the risk positions.

When a derivative hedges the exposure to changes in the fair value of an existing item of the asset or liability, such hedged item is measured at fair value from the designation of the fair value hedge until its expiration in connection with the specific hedged risk. Fair value adjustments for both the hedged item and the hedging instrument are recognized in the Interim Consolidated Statements of Income.

If the hedged item in a fair value hedge is a commitment, the changes in the fair value of the firm commitment regarding the covered risk are recognized as assets or liabilities with effect in the interim consolidated statements of income for the period. Gains or losses from the changes in fair value measurement of the hedging derivative are recognized with effect in the interim consolidated statements of income for the period. When a new asset or liability is acquired as a result of the firm commitment, the initial recognition of the acquired asset or liability is adjusted to incorporate the accumulated effect of the fair value valuation of the firm commitment recognized in the Interim Consolidated Statement of Financial Position.

When a derivative hedges exposure to changes in the cash flows of existing assets or liabilities, or forecast transactions, the effective portion of changes in fair value related to the hedged risk is recognized in other comprehensive income and accumulated in equity. The cumulative loss or gain in cash flow hedge reserve is transferred to the Consolidated Statements of Income to the extent that the hedged item impacts income because of the hedged risk, offsetting the effect in the same line of the Consolidated Statements of Income. Any ineffective portion is recognized directly in the Interim Consolidated Statement of Income.

In case of fair value hedge of interest rate risk of a portfolio with the hedged item representing currency value instead of individual assets or liabilities, gains or losses from the fair value measurement for both the hedged item and the hedging instrument, are recognized in the consolidated statements of income, but the fair value adjustment of the hedged instrument is presented in the consolidated statements of financial position under the “Other assets” or “Other liabilities” lines, depending on the hedged item position as of reporting date.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	17

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Financial asset and liability balances are offset, i.e., reported in the Interim Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Classification of financial assets for presentation purposes

For presentation purposes, financial assets are classified by their nature into the following line items:

-

Cash and deposits in banks: this item includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item.

-

Cash items in process of collection: this item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-

Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-

Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as disclosed in Note 8.

-	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-

Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-

Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and for which the Bank has no intention to sell them immediately or in the short term. When the Bank is the lessor in a lease contract, and it substantially transfers the risks and rewards related to the leased asset, the transaction is accounted for as loans and accounts receivable from customers while the leased asset is derecognized from the Banks financial statements.

-

Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held to maturity investment category includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	18

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(iii)	Classification of financial liabilities for measurement purposes

Financial liabilities are generally measured at amortized cost, except for those financial liabilities designated as hedged item (or as hedge instruments) and liabilities held for trading, which are measured at fair value. Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

Financial liabilities at FVTPL

As of March 31, 2019 and December 31, 2018 the Bank does not maintain financial liabilities at FVTPL other than financial derivative contracts.

Other financial liabilities

Other financial liabilities (including interbank borrowings, issued debt instruments and other accounts payables) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

(iv)	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the interim consolidated statements of financial position:

-

Deposits and other demand liabilities: this item includes all on-demand obligations except for term savings accounts, which are not considered demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-

Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to time differences, etc.

-

Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record in its own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this item includes balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-

Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 8.

-	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-

Interbank borrowings: this item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: Obligations under letters of credit, Subordinated bonds and Senior bonds placed in both local and foreign markets.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	19

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

-

Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

g)	Asset by right to use assets in lease

As of January 1, 2019, the Bank recognized assets for right of use and a lease liability.

Initial measurement of the asset by right of use

The right-of-use asset is measured at cost and includes:

The cost of the asset for right of use will include:

(a) the amount of the initial measurement of the lease liability, as described in paragraph 26 of IFRS 16

(b) lease payments made before or after the start date, less the lease incentives received;

(c) the initial direct costs incurred by the lessee; Y

(d) an estimate of the costs to be incurred by the lessee in dismantling and disposing of the underlying asset, restoring the place where it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

A lessee shall recognize the costs described in paragraph 24 (d) of International Financial Reporting Standard 16 as part of the cost of the asset for right of use when it incurs an obligation as a result of those costs.

Subsequent measurement of the asset by right of use

After the commercement date, the Bank measures its right-of-use asset by applying the cost model, unless it applies the measurement models described in paragraphs 34 and 35.

Cost model

To apply a cost model, he bank will measure the right of use assets at cost:

(a) less any accumulated depreciation and any accumulated impairment losses; Y

(b) adjusted by any new measurement of the lease liability specified in paragraph 36 (c) of the Standard.

The bank applies the depreciation requirements of IAS 16 “Property, Plant and Equipment” when depreciating the right of use asset.

If the transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank will exercise a purchase option, the Bank will depreciate the right-of-use asset from commencement date to the end of the useful life of the underlying asset. In another case, the Bank will depreciate the right-of-use asset from commencement to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The Bank applies IAS 36 “Impairment of Assets” to determine whether the right-of-use asset is impaired and to account for any impairment loss identified.

As of March 31, 2019, the Bank has not identified any impairment in the value of the right of use assets under lease.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

h)	Liability for lease

Initial measurement of the lease liability

As of January 1, 2019, the Bank measured the lease liability the present value of lease payments that have not been paid at that date. Lease payments will be discounted using the interest rate implicit in the lease, if that rate could be easily determined. If that rate can not be easily determined, the Bank uses the incremental loan rate of the lessee. .

As of January 1, 2019, the lease payments included in the measurement of the lease liability comprise the following payments for the right to use the underlying asset during the term of the lease that is not paid on the commencement date:

(a) fixed payments, minus any lease incentive receivable;

(b) variable lease payments, which depend on an index or a rate, initially measured using the index or rate on the start date;

(c) amounts that the lessee expects to pay as residual value guarantees;

(d) the exercise price of a purchase option if the lessee is reasonably certain of exercising that option; Y

(e) payments for penalties derived from the termination of the lease, if the term of the lease reflects that the lessee will exercise an option to terminate the lease.

(i)	Allowances for loan losses

The Bank has established allowances to cover the expected losses of certain financial assets that have been determined in accordance with the regulations and instructions of the SBIF and models and methodologies based on individual and collective analysis of the borrowers, approved by the Board of Directors with the aim of establishing in a timely manner allowances required and sufficient enough to cover expected losses based on risk characteristics of debtors and their loans that determine the payment behavior and subsequent collection.

Processes and policies compliance are evaluated and supervised according to the established internal control procedures with the purpose of ensuring its compliance and an adequate level of allowances to cover expected and incurred losses.

Individual assessment of borrowers is performed when the customer, due to its size, complexity or exposure, is required to be identified and analyzed on an individual basis. Collective assessment is used for a large number of transactions with homogeneous characteristics and small amounts and related to individuals or small size entities.

In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below:

•	Individual allowances for the normal portfolio.
•	Individual allowances for the substandard portfolio.
•	Individual allowances for the non-compliant portfolio.
•	Group allowances for the normal portfolio.
•	Group allowances for the non-compliant portfolio.

i.	Individual allowances

When a debtor is considered as individually significant, i.e. with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individually assessed.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The methodology for classification and allowances calculation is based on the standards established by the SBIF for this effects, assigning risk categories to each debtor according to the following detail:

Normal portfolio

It correspond to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not changes. The classifications assigned to this portfolio are the categories that goes from A1 to A6. Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0.5% over its loan portfolio and contingent loans that form part of the Normal portfolio.

Substandard portfolio

The substandard portfolio includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt regarding the probability principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term. In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio. The classifications assigned to this portfolio are categories B1 to B4.

Normal and Substandard portfolios

As part of the debtors’ individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected loss percentages as a result. These variables are regulated by the SBIF to be applied to each of the individual categories.

Below are presented the probabilities of default and loss given default, as established by the SBIF:

Type of portfolio	Debtor category	Probability of default	Loss given default	Expected loss
		(PD)	(LGD)	(EL)
		(%)	(%)	(% allowance)
Normal portfolio	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
	A3	0.25	87.50	0.21875
	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000
Substandard portfolio	B1	15.00	92.50	13.87500
	B2	22.00	92.50	20.35000
	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

In order to determine the amount of allowance to be established, the first step is to determine the net exposure which is comprised of loans and receivables plus loan commitments, less the amount to be recovered by collateral execution and then the corresponding expected losses percentages are applied.

For collateral the Bank must demonstrate that the value considered as an exposure deduction reasonably reflects the value that the collateral would have when disposed. In case of substitution of the credit risk of the debtor for the credit risk of the guarantor this methodology will be applicable when the guarantor is an entity with a risk classification corresponding to an investment grade or higher, granted by a national or international classification agency approved by the SBIF. In any case the guaranteed values may be deducted from the exposure amount. The procedure apply only in the case of financial or real guarantees.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Non-compliant portfolio

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan. This portfolio includes borrowers classified under categories C1 to C6 in the classification scale established below and classification is assigned to the debtor’s portfolio at the classification at the riskiest level, including 100% of the loan commitments that those borrowers maintain.

In allocating allowances on the non-compliant portfolio, loss rate percentages are used, which must be applied to the exposure, corresponding to the sum of loans and receivables and loan commitments held by the same borrower. In order to apply this percentage, an expected loss rate must be estimated first, deducting from the exposure the amounts expected to be recovered by execution of collateral and. in the case of having solid data that justifies them, deducting also the net present value of expected recoveries that can be obtained by execution of collection actions, net of expenses associated with them.

That loss rate must be classified into one of the nine categories defined according to the range of losses effectively expected by the Bank for all the operations of an individual borrower.

Allowance percentages to be applied over the exposition are as follows:

Type of portfolio	Risk scale	Expected loss range	Allowance
Non-compliant portfolio	C1	Up to 3%	2%
	C2	More than 3% and up to 20%	10%
	C3	More than 20% and up to 30%	25%
	C4	More than 30% and up to 50%	40%
	C5	More than 50% and up to 80%	65%
	C6	More than 80%	90%

Loans are kept in this category until there is observable evidence for their payment capacity and payment behavior, regardless of charging-off loans that comply with the conditions established in the accounting policy indicated in letter t) “Impaired loans and charge-offs”, charge-off section (title II of Chapter B-2 of the Compendium of Accounting Standards).

To remove a debtor from this portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met:

1)	None of the debtor obligations with the Bank are overdue for more than 30 days.
2)	No new re-financing of loans has been granted.
3)	At least one of the payments received includes principal payment (total or partial).
4)	If the debtor has a loan with partial payments due within six months, two payments have been made.
5)	If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.
6)	The debtor shows no direct unpaid debts in the consolidated information provided by the SBIF, unless those debts are not material.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

ii)	Group allowances

Collective assessment are used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies. This type of assessment, as well as the criteria to apply them, must be consistent with those used when loans were granted.

To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan conditions, in order to conform by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans.

Based on the above, the groups are assigned with a probability of default (PD) and loss given default (LGD) considering the profile that best suits the loan. Net exposure is calculated, which includes the book value of the loan plus contingent loans.

Standard method for mortgage loans allowances

The Bank applies the standard method for mortgage loans allowances established by the SBIF. According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table:

LTV range	Number overdue days	0	1 - 29	30 - 59	60 - 89	Non-compliant portfolio

LTV ≤ 40%	PI (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	PDI (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	PE (%)	0.0002	0.0002	0.0094	0.0222	0.0362

40% < LVT ≤ 80%	PI (%)	1.9158	27.4332	52.0824	78.2511	100.0000
	PDI (%)	2.1955	2.8233	2.9192	2.9192	30.4130
	PE (%)	0.0421	0.7745	1.5204	2.3047	30.4130

80% < LVT ≤ 90%	PI (%)	2.5150	27.0300	52.5800	79.6952	100.0000
	PDI (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	PE (%)	0.5421	6.0496	11.5255	17.6390	22.2310

LVT > 90%	PI (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	PDI (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	PE (%)	0.7453	8.2532	15.7064	24.2355	30.2436

In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Non-compliant portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV.

For mortgage loans related to housing programs and benefits from the Estate of Chile, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception. The loss mitigating factors are those shown in the table below:

Range LTV	MP factor of mitigation of losses for credits with state insurance of auction
	Section V: House price at inception (UF)
	V ≤ 1.000	1.000 < V ≤ 2.000
LTV ≤ 40%	100%	100%
40% < LTV ≤ 80%	100%	100%
80% < LTV ≤ 90%	95%	96%
LTV > 90%	84%	89%

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Non-compliant portfolio – Collectively assessed loans

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans overdue for a period equal to or greater than 90 days in the payment of interest or principal of any loan.

The following can be excluded from the group non-compliant portfolio:

a)	Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and,

b)	b) Student loans as set forth in Law N°20,027, that do not present conditions indicated in Circular N°3,454 dated December 10, 2008.

All debtor’s loans should be classified in the Non-compliant portfolio until a normalization of its behavior and payment capacity can be observed, regardless of charge-offs requirements indicated in the accounting policy detailed in letter w), charge-offs section (title II, Chapter B-2 of the Compendium of Accounting Standards). In order to remove a debtor from the Non-compliant portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met:

1)	None of the debtor obligations with the Bank are overdue for more than 30 days.
2)	No new re-financing of loans has been granted.
3)	At least one of the payments received includes principal payment (total or partial).
4)	If the debtor has a loan with partial payments due within six months, two payments have been made.
5)	If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.
6)	The debtor shows no direct unpaid debts in the consolidated information provided by the SBIF, unless those debts are not material.

The condition indicated in 3) will not be applied to debtor that only have student loans according to Law N°20,027.

iii)	Guarantees

Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor.

In all cases, for purposes of the standards established by the SBIF, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures. For allowances calculation purposes, guarantees will be treated according to the following, as applicable:

1)

Collateral and guarantees. Could be considered when the legal documentation for the guarantee can be directly linked to specific loans in a way that the coverage is clear and the rights over the guarantor is unquestionable.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2)

Property guarantees. In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained in the assets sale, debts instruments or shares, in case of the debtor defaulting and a secondary source of payment is required. According to this, the recovery amount for a loan by guaranties execution, correspond to the present value of the amount if the asset is sold in current market conditions at disposal, minus expenses required to keep the asset in its current conditions and to sell them, all this in accordance with the Bank policies and terms established by Law for assets disposal.

3)

Financial guarantees. The adjusted fair value of this type of guarantees could be deducted from the exposition amount only when the guarantee can be established with the unique aim to guarantee compliance with the related loans.

Leased assets

Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset are sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses.

Factoring operations

Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favor of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse.

iv)	Additional provisions

The Bank can establish additional provisions to those established by using its models, according to what is set forth in No 9, Chapter B-1 of the Compendium of Accounting Standards issued by the SBIF, recording the liability (see letter x) “Provisions and Contingent Liabilities”). Such provisions can be established to cover potential losses due to macroeconomic changes, in order to anticipate recessions in the future that may adversely affect the Bank and to release those provisions when positive Outlook is anticipated.

According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the Bank’s models.

As of March 31, 2019 and December 31, 2018 the Bank maintains additional provisions for its commercial, consumer and mortgage loans portfolios for an amount of MCh$6,742 (see Note “Provisions”).

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

l) New accounting pronouncements

New accounting pronouncements introduced by the SBIF

1) Circular N ° 3,645, January 11, 2019 Compendium of Accounting Standards. Leases

Instructs on the need to clarify how banks should apply the criteria defined in IFRS 16 “Leases” which introduces changes in the CNC.

1. Chapter A-2 Valuation of fixed assets and assets by right to use assets under lease. For all assets recognized in accordance with IAS 16 and IFRS 16 respectively, the cost methodology, less accumulated depreciation / amortization and accumulated impairment, should be applied as measurement after initial recognition.

2. Chapter B-1 Replaces instructions on goods delivered in leasing replaces the term “lessor” with “lessee”.

3. Chapter C-1 No. 4 of Title II introduces the items “Asset by right to use assets under lease” “Obligations for lease agreements” in the State of Financial Status model, which in turn replaces the Note 14 for the following:

- Note 14 Fixed and active assets by right to use assets under lease and obligations for lease contracts This note will include all the information on fixed assets, related to Note 31.

- All the information that refers to the financial and operational leases and the obligations for such lease agreements signed by the banks and their subsidiaries as lessees must also be incorporated in this note, in accordance with the disclosures required by IFRS 16. . “

4. Chapter C-3 In order to adapt the formats to the new instructions on Leasing and cover certain information needs with a greater breakdown, items are included per asset for the right to use assets under lease and obligations for lease agreements.

The adoption of this new circular had impacts on the presentation of these Interim Consolidated Financial Statements. These impacts are presented in Note 2 “Accounting Changes”.

New accounting pronouncements introduced by IASB

2) Standards and interpretations that have been adopted in these Interim Consolidated Financial Statements

2.1) IFRS 16 “Leases”

On January 13, 2016, the IASB published a new standard, IFRS 16 “Leases”. The new standard will imply that most leases are presented in the tenants’ balance sheet under a single model, eliminating the distinction between operating and financial leases. However, the accounting for the lessors remains largely unchanged and the distinction between operating and financial leases is retained. IFRS 16 replaces IAS 17 “Leases” and related interpretations and is effective for periods beginning on or after January 1, 2019, early application is allowed, provided that IFRS 15 “Income from Contracts with Customers” is also applied.

The impacts of the adoption of this standard are presented in Note 2 “Accounting Changes” and also in Note 14 “Fixed Assets” and Note 19 “Debt instruments issued and other financial obligations”.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

2.2) IFRIC 23 “Uncertainty regarding the treatment of Income Taxes”

Issued on June 7, 2017, it aims to reduce the diversity in how companies recognize and measure a tax liability or a tax asset when there is uncertainty about the treatment of income tax. The Interpretation deals with how to reflect the uncertainty in the accounting for income taxes, being applicable to the determination of the tax base (tax loss), taxable bases, unused fiscal losses, tax credits not used and tax rates when there is uncertainty about tax treatments under IAS 12.

The adoption of this amendment / new pronouncement had no impact.

2.3) Amendment to IAS 28 “Investments in associates and joint ventures”

Published on October 17, 2017, this amendment clarifies that companies that account for long-term investments in an associate or joint venture -where the equity method is not applied- using IFRS 9. The Board has published an example which illustrates how companies apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or a joint venture.

The adoption of this amendment had no impact, since neither the Bank nor its subsidiaries have joint ventures.

2.4) Annual improvements 2015-2017 cycle

Amendment published in December 2017 introduces the following improvements:

• IFRS 3 “Business Combinations” / IFRS 11 “Joint Agreements” - Treat the prior interest in a joint operation, as a business combination in stages.

• IAS 12 “Income Tax” - Deals with the income tax consequences of payments of financial instruments classified as equity.

• IAS 23 “Loan Costs” - Deals with eligible costs for capitalization.

The adoption of these improvements had no impact on the Interim Consolidated Financial Statements.

2.5) Amendment to IAS 19 “Employee Benefits” - Reduction or Settlement

In February 2018, the International Accounting Standards Board issued the Amendment, Reduction or Settlement of the Plan (Amendments to IAS 19). Modifications to accounting when a modification, reduction or liquidation of the plan occurs.

The adoption of this amendment had no impact on the Interim Consolidated Financial Statements.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

3)	Standards and interpretations that have been issued, but have not entered into force in these Interim Consolidated Financial Statements.

3.1) IFRS 9 “Financial Instruments”

On November 12, 2009, the International Accounting Standard Board (IASB) issued IFRS 9, “Financial Instruments.” This Standard introduced new requirements for classification and measurement of financial assets and is effective for annual periods beginning on or after January 1, 2013, allowing early application. IFRS 9 specifies how an entity should classify and measure its financial assets. It required that all financial assets be classified based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are measured at amortized cost or fair value. Only financial assets that are classified as measured at amortized cost will be tested for impairment. On October 28, 2010, the IASB published a revised version of IFRS 9, Financial Instruments.

The revised Standard retains the requirements for the classification and measurement of financial assets that was published in November 2009, but adds guidance on the classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also replicated the guidance on derecognition of financial instruments and the implementation guidelines related from IAS 39 to IFRS 9. These new guidelines conclude the first phase of the IASB project to replace IAS 39.The other phases, deterioration and hedge accounting, have not yet been finalized.

The guides included in IFRS 9 on the classification and measurement of financial assets has not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured either at amortized cost or at fair value through profit or loss. The concept of bifurcation of derivatives incorporated in a contract for a financial asset has not changed either. Financial liabilities held for trading will continue to be measured at fair value through profit or loss, and all other financial assets will be measured at amortized cost unless the fair value option is applied using the criteria currently in IAS 39.

However, there are two differences with respect to IAS 39:

•	The presentation if the effects of changes in fair value attributable to the credit risk of a liability, and
•	The elimination of the cost exemption for liabilities derivatives to be settled through the delivery of non-traded equity instruments.

On December 16, 2011, the IASB issued the mandatory application sate of IFRS 9 and Disclosures of the transition, deferring the effective date of 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments the application of IFRS 9 was mandatory for annual periods beginning on or after 2013.

In addition, the amendments also modify IFRS 7 “Financial Instruments: Disclosures” to add certain requirements in the reporting period in which the date of application of IFRS 9 is included.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Amendment to IFRS 9 “Financial Instruments”, IFRS 7 “Financial Instruments: Disclosures” and IAS 32”Financial Instruments: Presentation”.

On November 19, 2013, the IASB issued this amendment, which includes a new general model for hedge accounting, which is more closely aligned with risk management, providing more useful information to users of financial statements. On the other hand, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk, this improvement establishes that the effects of changes in the credit risk of a liability should not affect the result of the period a unless the liabilities remain to negotiate; the early adoption of this modification is permitted without the application of the other requirements of IFRS 9. In addition, it conditions the effective date of entry into force upon completion of the IFRS 9 project, allowing its adoption in the same way.

IFRS 9 “Financial Instruments” – Final version

On July 24, 2014, the IASB issued a final version of IFRS 9, which contains the accounting requirements for financial instruments, in replacement of IAS 39 “Financial Instruments: Recognition and Measurement.”

The standard contains requirements in the following areas:

Classification and Measurement: Financial assets are classified on the basis of the business model in which they are held and the characteristics of their contractual cash flows. The 2014 version of IFRS 9 introduces a measurement category called “fair value with change in other comprehensive income” for certain debt instruments. Financial liabilities are classified in a manner similar to IAS 39 “Financial Instruments: Recognition and Measurement”, however, there are differences in the requirements applicable to the measurement of the entity’s own credit risk.

Impairment: The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of impairment of financial assets, so it is not necessary for an event related to the credit to occur before the recognition of the credit losses.

Hedge accounting: Introduces a new model that is designed to align hedge accounting more closely with risk management, when they cover exposure to financial and non-financial risk.

Derecognition of accounts: The requirements for derecognition of financial assets and liabilities keep the existing requirements of IAS 39 “Financial Instruments: Recognition and Measurement”.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

Amendment to IFRS 9 “Financial instruments”

Published on October 17, 2017, this amendment allows more assets to be measured at amortized cost than in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualifying assets, which include some loans and debt securities that would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify for the amortized cost, the negative compensation must be “reasonable compensation for the early termination of the contract”. The amendments are effective for annual periods beginning on January 1, 2019.

The Bank’s Management analyzed these amendments / new pronouncements in detail and concluded that, in accordance with the provisions of the SBIF in numeral 12 of Chapter A-2, Limitations or Precisions on the Use of General Criteria, of the CNC, this rule will not be applied as long as the aforementioned Superintendency does not instruct its adoption as a mandatory standard for all Banks.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

3.2)	Amendment to Conceptual Framework

In March, 2018, the International Accounting Standards Board (IASB) issued a complete set of concepts for the presentation of financial reports, the revised Conceptual Framework for financial information, replacing the previous version of the Conceptual Framework issued in 2010.

The revised Conceptual Framework has an effective date from January 1, 2020.

The Bank’s Management is evaluating the potential impact of the adoption of these amendments/ new pronouncements in its Interim Consolidated Financial Statements.

3.3)	Amendment to IFRS 3 “Business Combination” – Business definition

In October 2018, the International Accounting Standards Board (IASB) issued the Definition of a business to enable companies to decide whether the activities and assets they acquire are a business or simply a group of assets. Reducing the definitions of a company by focusing the definition of products on goods and services provided to customers and other income from ordinary activities, instead of providing dividends or other economic benefits directly to investors or reducing costs. Amendment to IFRS 3 or has a validity date from January 1, 2020.

The Bank’s Management is evaluating the potential impact of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

3.4)	Amendment to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”

On October, 2018, use a consistent definition of materiality in all IFRS and the Conceptual Framework for Financial Information; clarifies the explanation of the definition of material; and incorporate some of the guidance in IAS 1 on intangible information.

The amendments are effective for annual periods beginning on January 1, 2020.

The Bank’s Management is evaluating the potential impact of the adoption of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 2 – Accounting Changes

a)	Adoption of IFRS 16 “Leases”

On January 13, 2016, the IASB published IFRS 16 “Leases”. The new standard, adopted on January 1, 2019, requires that leases that meet the requirements set by the standard to be presented on the tenant balance sheet under a single model, eliminating the distinction between operating and financial leases.

The Bank adopted the “prospectively modified” approach for the initial application of the standard, as of January 1, 2019 the required measurements were performed in order to determine the right to use assets under lease and the lease liability to be recognized as of application date onwards, without considering the date of origin of the contract. For more detail on the recognition practices, refer to letters g and h of Note 1.

Bank’s Management evaluated the impact on the adoption of this standard through the valuation of its executed lease agreements, recognizing an Asset by right to use assets under lease and a Liability for obligations for lease contracts as of January 1, 2019 of MM $ 176,795, which generated impact on the solvency indicators of 11 basis points going from 14.62% to 14.53%.

Below is a breakdown of the impacts and reclassifications due to initial application of the standard as of January 1, 2019:

	As of December 31, 2018	Up	Reclassifications (*)	As of January 1, 2019
	MCh$	MCh$	MCh$	MCh$
Right of use asset under lease agreements	-	176,795	36,920	213,715
Fixed assets	95,564	-	(36,920)	58,644
Subtotals assets	95,564	176,795	-	272,359

Lease contracts liabilities	-	176,795	-	176,795
Subtotals liabilities	-	176,795	-	176,795

(*)Corresponds to improvements in leased properties which have been reclassified as assets for the right to use assets under lease resulting from the adoption of IFRS 16 “Leases” and in accordance with Circular N ° 3,645 of January 11, 2019 issued by the SBIF . See letter d) in Note 14 “Fixed assets”.

Additional disclosures of the Asset by right to use assets under lease and Liability for obligations for lease agreements in Notes 14.b) and 19.e) respectively.

b)	Debit value adjustment recognition

As of March 2019, the Bank’s Management decided to recognize in its Interim Consolidated Financial Statements the effect on the valuation of the derivatives corresponding to the Debit Value Adjustment (DVA here on). This valuation criterion generated a positive result of MCh $ 301, which has been recognized as a change in the estimate in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors”.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	32

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 3 – Significant Events

As of March 31, 2019, the following significant events have influenced the operations of the Bank and its subsidiaries or the Interim Consolidated Financial Statements:

ITAÚ CORPBANCA

Lawsuit of Helm LLC against Itaú Corpbanca - Ruling

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (here on the “Arbitration”), against Itaú Corpbanca, CorpGroup Holding Inversiones Lade e Itaú Corpbanca Colombia (here on collectively the “Defendants”). Helm LLC (“Helm”) alleged the defendant (i) breach the shareholders’ agreement of Itaú Corpbanca Colombia as amended and restated of HB Acquisition S.A.S. on July 31, 2013 which applies to Itaú Corpbanca Colombia, a subsidiary of Itaú Corpbanca, and (ii) the Transaction Agreement dated January 29, 2014, as amended, which regulates the merger between Banco Itaú Chile and Corpbanca, through which Itaú Corpbanca was created and the potential acquisition by Itaú Corpbanca of CorpGroup of certain shares in Itaú Corpbanca Colombia. During the course of this process, Helm demanded that Itaú Corpbanca and CorpGroup carry out the acquisition of their shares in Itaú Corpbanca Colombia at the same price agreed with CorpGroup in the Transaction Agreement, by which (at an interest rate of 9% per annum as of January 29, 2014) it would have amounted approximately to US $ 850 million.

On February 28, 2019, the ICC Court - composed of three members - rejected the Helm lawsuit and ordered Helm to sell its shares in Itaú Corpbanca Colombia (“the transaction”), which represent 19.44% of the share capital of Itaú Corpbanca Colombia, to the Defendants at an approximate price of US $ 299 million (which includes interest at LIBOR plus 2.7% per annum as of April 1, 2016).

The Bank intends to acquire these shares from Helm. The approximate price of US $ 299 million implies an increase on the book value of 1.36 per share of Itaú Corpbanca Colombia as of December 31, 2018 and is consistent with the valuations of Itaú Corpbanca Colombia in the financial statements of Itaú Corpbanca. The acquisition, once perfected, will result in an estimated impact of 0.82% on Tier 1 capital (Common Equity Tier 1 capital, CET 1) of Itaú Corpbanca, on a full basis (“fully loaded”), according to the Basel III standards (using exchange rates as of February 28, 2019).

The Bank is currently in the process to obtain the corresponding authorizations from the regulators in Chile, Colombia and Brazil in order to execute the transaction with Helm. In this context, on March 11, 2019, the Bank has formally requested to the regulator to authorize the purchase of the shares from Helm corresponding to 19.44% as indicated above and also to Kresge Stock Holdings Company Inc (KSHC) for 1.38% of the equity of Itaú Corpbanca Colombia, respectively, as part of the shareholders’ agreement in Colombia.

The authorization of the regulators in these three different jurisdictions is of the utmost importance and therefore the acquisition of the non-controlling interest and the corresponding obligation must be reflected in the Interim Consolidated Financial Statements once the approval process is concluded.

Consequently, as a result of these relevant events, it is not required to recognize any effect in these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	33

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 3 – Significant Events, continued

Annual Ordinary Shareholders Meeting Agreements

At the Ordinary Shareholders’ Meeting of Itaú Corpbanca, held on March 19, 2019, the following agreements were adopted, among others:

1)	The Board of Directors was completely renewed, electing the following eleven (11) Directors and two (2) Acting Directors, in accordance with the Statutes of Itaú Corpbanca:

Directors:

Jorge Andrés Saieh Guzmán

Ricardo Villela Marino

Jorge Selume Zaror

Fernando Aguad Dagach

Pedro Samhan Escándar

Fernando Concha Ureta

Caio Ibrahim David

Milton Maluhy Filho

Andrés Bucher Cepeda

Gustavo Arriagada Morales

Bernard Pasquier

Acting Directors:

Diego Fresco Gutiérrez

Jessica López Saffie

It is hereby submitted that the following directors, Mr. Gustavo Arriagada Morales, Mr. Pedro Samhan Escándar, Bernard Pasquier and Fernando Concha Ureta, were appointed as independent directors, in accordance with the provisions of article 50 bis of Law No. 18,046.

2)

It was approved to distribute 30% of the profits of the year ended on December 31, 2018 as a dividend to shareholders, which corresponds to the amount of MCh $ 51,614, which entitles a dividend per share of $ 0.100728627.

ITAÚ CORREDORES DE SEGUROS S.A.

On March 18, 2019, at the Ordinary Shareholders’ Meeting, it was approved to distribute 61.1027% of the profits of the year ended on December 31, 2018 as a dividend to the shareholders, which corresponds to the amount of MCh $ 14,722.

At the same Ordinary Shareholders’ Meeting, the Board of Directors of the company was renewed, and the following directors were elected: Cristián Toro Cañas, Julián Acuña Moreno, Pablo Meyer Black, Arturo Achondo Guzmán and Walter Krefft Moreno.

ITAÚ ADMINISTRADORA GENERAL DE FONDOS S.A.

In the ordinary meeting of the Board of Directors held on February 25, 2019, Itaú AGF’s Board of Directors took knowledge and accepted the resignation of director Mr. Fernando Beyruti, who procented his resignation in response to personal reasons, effectively as of such date. As a result and given the vacancy of the position, the Board of Itaú AGF appointed Mr. Jorge Novis Neto as a replacement for Mr. Beyruti, effectively as of this date, who accepted his appointment.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	34

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 3 – Significant Events, continued

Likewise, in the same session, it was agreed to appoint Mrs. Luciana Hildebrandi Marchione as director of the Company, in consideration of the vacancy in the position prior to that date, who accepted her appointment.

The new appointed directors will remain in office until the next Ordinary Meeting of Shareholders, where the Board of Directors will be renewed.

On March 18, 2019, the Ordinary Shareholders’ Meeting of Itaú General Manager of Fondos S.A. was held, where it was approved to distribute all of the profits as of December 31, 2018, in order to be to be distributed as dividends, for an equivalent amount of MCh $ 6,790.

In addition, in the aforementioned Meeting, the renewal of the member of the Board of Directors was approved in accordance with the provisions of Article 32 of Law 18,046, the following persons were appointed as directors of Itaú Administradora General de Fondos S.A:

Gabriel Amado de Moura

Marcello Siniscalchi

Julián Acuña Moreno

Jorge Novis Neto

Luciana Hildebrandi Marchione

ITAÚ ASESORÍAS FINANCIERAS S.A.

As a result of the Banks request, on April 5, 2019, the SBIF granted its authorization to transform the company Itaú Asesorías Financieras S.A. to a limited company. As of to date, the aforementioned transformation has not materialized.

CORPLEGAL S.A.

On January 8, 2019, authorization was requested to the SBIF in order to proceed with the dissolution of the subsidiary CorpLegal SA, in order to conduct the dissolution Itaú Corpbanca’s will acquire the participation that Itaú Corredores de Bolsa holds in CorpLegal (the “transaction”), both subsidiaries of the Bank, as a result of this transaction all of its shares will be held by one shareholder, meeting with the provisions of article 103 number 2 of Law 18,046 to dissolve a Corporation, the transaction was authorized by SBIF on February 26, 2019.

The Board of Directors of the Bank at its meeting held on March 27, 2019, approved the dissolution of CorpLegal S.A. in the terms before mentioned. As of to date, the transaction has not materialized.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	35

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 4 – Reporting Segments

The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, that includes the New York Branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them.

The reporting segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 “Operating Segments”.

a.	Segments

In accordance with the foregoing, the descriptions of each operating segment are as follows:

i)	Chile

The Bank’s business activities in Chile take place mainly in the local market. It has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services.

The Bank manages these business areas using a reporting system for internal profitability. The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide on the resource allocation for the segment and evaluate its performance.

The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income during the three month periods ended March 31, 2019 and 2018.

ii)	Colombia

Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The commercial activities of this segment are carried out by Banco Itaú Corpbanca Colombia S.A. and its subsidiaries.

b.	Geographic Information

Itaú Corpbanca reports revenue by segment from external customers that is:

•	attributed to the entity’s country of domicile and
•	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately. According to the previous, the group operates in two main geographical areas: Chile and Colombia. Chile segment includes the operations carried out by Itaú Corpbanca New York Branch and Colombia segment includes the operations carried out by Itaú (Panamá) S.A., Itaú Casa de Valores S.A. and Itaú Corredores de Seguros Colombia S.A.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	36

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 4 – Reporting Segments, continued

The information on interest income and inflation adjustments for the three month periods ended March 31, 2019 and 2018, for the aforementioned geographical areas is shown below:

	2019			2018
	Chile	Colombia	Totales	Chile	Colombia	Totales
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	260,358	125,461	385,819	279,134	130,409	409,543
Interes expense	(127,323)	(59,491)	(186,814)	(145,891)	(66,585)	(212,476)
Net interest income	133,035	65,970	199,005	133,243	63,824	197,067

c.	Information on assets, liabilities, and profits and losses

Segment information on assets, liabilities, profits and losses for the years indicated below is presented in accordance with the main items described in the Compendium of Accounting Standards issued by the SBIF.

c.1 Assets and liabilities

		As of March 31, 2019			As of December 31, 2018
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	502,399	350,119	852,518	483,416	504,264	987,680
Cash items in process of collection	5	568,402	802	569,204	318,433	225	318,658
Trading investments	6	106,405	116,397	222,802	44,157	42,781	86,938
Investments under resale agreements	7	25,073	5,161	30,234	91,510	17,957	109,467
Financial derivative contracts	8	1,225,758	83,464	1,309,222	1,266,218	102,739	1,368,957
Interbank loans, net and Loans and accounts receivable from customers, net	9-10	16,766,223	4,516,144	21,282,367	16,710,824	4,464,355	21,175,179
Available for sale investments	11	1,376,698	1,017,192	2,393,890	1,594,955	1,055,821	2,650,776
Held to maturity investments	11	129,992	81,105	211,097	122,372	76,538	198,910
Investments in companies	12	6,234	3,535	9,769	6,232	4,323	10,555
Intangibles	13	1,431,004	176,489	1,607,493	1,432,529	181,278	1,613,807
Fixed assets	14	39,692	13,480	53,172	78,430	17,134	95,564
Right of use asset under lease agreements	14	181,807	22,628	204,435	-	-	-
Current taxes	15	69,537	56,384	125,921	70,255	52,874	123,129
Deferred taxes	15	160,835	1,754	162,589	149,894	4,705	154,599
Other assets	16	396,222	125,877	522,099	438,329	123,106	561,435
Totals		22,986,281	6,570,531	29,556,812	22,807,554	6,648,100	29,455,654

		As of March 31, 2019			As of December 31, 2018
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	17	2,555,947	1,785,398	4,341,345	2,463,722	1,836,753	4,300,475
Cash in process of being cleared	5	518,443	-	518,443	247,165	-	247,165
Obligations under repurchase agreements	7	220,988	485,311	706,299	370,623	644,991	1,015,614
Time deposits and other time liabilities	17	7,808,251	2,158,199	9,966,450	8,104,729	2,016,382	10,121,111
Financial derivative contracts	8	1,020,884	67,770	1,088,654	1,035,394	77,412	1,112,806
Interbank borrowings	18	1,561,233	716,156	2,277,389	1,602,125	725,598	2,327,723
Debt instruments issued	19	5,767,406	538,406	6,305,812	5,445,000	565,124	6,010,124
Other financial liabilities	19	10,764	-	10,764	12,400	-	12,400
Lease contracts liabilities	19	147,993	20,103	168,096	-	-	-
Current taxes	15	982	436	1,418	528	663	1,191
Deferred taxes	15	81	536	617	-	471	471
Provisions	20	100,101	63,290	163,391	162,930	74,240	237,170
Other liabilities	21	398,346	45,509	443,855	471,669	50,123	521,792
Totals		20,111,419	5,881,114	25,992,533	19,916,285	5,991,757	25,908,042

(*) Includes Goodwill generated in business combinations between Banco Itaú Chile and Corpbanca totaling MCh$1,178,345 as of March 31, 2019 (MCh$1,178,235 as of December 31, 2018).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	37

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 4 – Reporting Segments, continued

c.2 Income for the three month periods ended March 31, 2019 and 2018

		For the three month periods ended March 31,
		2019			2018
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	24	133,035	65,970	199,005	133,243	63,824	197,067
Net fee and commission income	25	35,247	8,442	43,689	38,621	7,165	45,786
Net income (expense) from financial operations	26	1,147	(1,314)	(167)	(11,080)	(20,707)	(31,787)
Net foreign exchange gain (loss)	27	(3,647)	13,053	9,406	21,984	25,890	47,874
Other operating income	32	5,742	3,016	8,758	8,905	2,664	11,569
Provision for loan losses	28	(30,757)	(17,100)	(47,857)	(24,623)	(27,864)	(52,487)
NET OPERATING PROFIT		140,767	72,067	212,834	167,050	50,972	218,022
Depreciation and amortization	31	(20,540)	(9,968)	(30,508)	(12,394)	(7,589)	(19,983)
Operating expenses (*)		(98,271)	(51,266)	(149,537)	(111,923)	(50,047)	(161,970)
OPERATING INCOME		21,956	10,833	32,789	42,733	(6,664)	36,069
Income from investments in companies	12	3	907	910	25	1,248	1,273
Income taxes	15	1,522	(4,555)	(3,033)	(525)	6,214	5,689
CONSOLIDATED INCOME FOR THE PERIOD		23,481	7,185	30,666	42,233	798	43,031

(*) Includes personnel salaries and expenses, administrative expenses, impairment, and other operating expenses.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	38

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 5 – Cash and Cash Equivalents

a.	Cash and Cash Equivalents detail

The detail of balances included under cash and cash equivalents is as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Cash and deposits in banks
Cash	251,451	255,449
Deposits in the Central Bank of Chile	110,817	70,444
Deposits in local banks	3,546	4,422
Deposits in foreign banks	486,704	657,365
Subtotals cash and deposits in banks	852,518	987,680

Cash items in process of collection, net (b)	50,761	71,493
Highly liquid financial instruments (1)	493,328	194,412
Investments under resale agreements (2)	30,234	109,467
Totals cash and cash equivalents	1,426,841	1,363,052

(1) Highly liquid financial instruments: Corresponds to those financial instruments included in the trading and available-for-sale portfolios with maturities that do not exceed three months from the acquisition date and the detail is as follows:

	Note	As of March 31, 2019	As of December 31, 2018
		MCh$	MCh$
Highly liquid financial instruments
Trading investments	6	17,561	15,741
Available for sale investments	11	475,767	178,671
Totals		493,328	194,412

(2) Investments under resale agreements: Corresponds to resale agreements with maturities that do not exceed three months from the acquisition date, which are presented under the item “Investments under resale agreements” in the Interim Consolidated Statement of Financial Position. The detail is as follows:

	Note		As of March 31, 2019	As of December 31, 2018
			MCh$	MCh$
Investments under resale agreements	7 a	)	30,234	109,467

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	39

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 5 – Cash and Cash Equivalents, continued

b.	Cash in process of collection and in process of being cleared

Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	47,673	77,085
Funds receivable	521,531	241,573
Subtotals assets	569,204	318,658
Liabilities
Funds payable	518,443	247,165
Subtotals liabilities	518,443	247,165
Cash items in process of collection, net	50,761	71,493

c.	Other operating cash flows

Based on the nature of its activities, the Bank considers that its funding has a direct relationship with its loan and investing portfolio; for such purpose all those activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Interim Consolidated Statement of Income and our Interim Consolidated Statement of Cash Flows.

Examples of cash flows from operating activities are:

i. Investments under resale agreements and obligations under repurchase agreements. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7).

ii. Investments portfolio. This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Note 11).

iii. Foreign borrowings and repayment of foreign borrowings. These items represent the cash flows (collections and payments) of obligations with foreign banks (see note 18) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 9) and “Loans and receivables from customers” (see Note 10).

iv. Increase and repayment of other borrowings. These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 19).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	40

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 6 – Trading Investments

The detail of the financial instruments classified as trading investments is as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	55,295	21,736
Other Chilean Central Bank and Government securities	42,301	14,872
Other Chilean securities
Bonds	4	3
Notes	8,388	4,014
Foreign financial securities
Bonds	91,169	23,276
Other securities	25,229	19,505
Investments in mutual funds
Funds managed by related entities	416	3,532
Totals	222,802	86,938

As of March 31, 2019, the trading portfolio financial assets include MCh$17,561 (MCh$15,741 as of December 31, 2018) with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	41

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements

a.	The Bank purchases financial instruments to resell them on a future date. As of March 31, 2019 and December 31, 2018 the instruments acquired under agreements to resell are as follows:

	As of March 31, 2019
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	-	-	-	-
Government securities	15,069	-	-	15,069
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	10,004	-	-	10,004
Notes	-	-	-	-
Other securities	-	-	-	-
Foreign financial securities
Central Banks and Government securities	4,451	-	-	4,451
Other foreign instruments	710	-	-	710
Totals	30,234	-	-	30,234

	As of December 31, 2018
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	14,533	-	-	14,533
Government securities	76,977	-	-	76,977
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	-	-	-	-
Notes	-	-	-	-
Other securities	-	-	-	-
Foreign financial securities
Central Banks and Government securities	17,351	-	-	17,351
Other foreign instruments	606	-	-	606
Totals	109,467	-	-	109,467

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	42

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements, continued

b.	As of March 31, 2019 and December 31, 2018 the instruments acquired under agreements to repurchase are as follows:

	As of March 31, 2019
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	159,936	-	-	159,936
Government securities	23,102	-	-	23,102
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	37,951	-	-	37,951
Notes	-	-	-	-
Other securities	-	-	-	-
Foreign financial securities
Central Banks and Government securities		-	-	-
Other foreign instruments	485,310	-	-	485,310
Totals	706,299	-	-	706,299

	As of December 31, 2018
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Centran Bank instruments	21,018	-	-	21,018
Government securities	283,898	-	-	283,898
Other Chilean Central Bank and Government securities	-	-	-	-
Other Chilean securities
Bonds	-	-	-	-
Notes	-	-	-	-
Other securities	65,707	-	-	65,707
Foreign financial securities
Central Banks and Government securities		-	-	-
Other foreign instruments	644,991	-	-	644,991
Totals	1,015,614	-	-	1,015,614

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	43

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 8 – Financial Derivative Contracts and Hedge Accounting

a.	Derivatives held for trading and hedge accounting

The Bank and subsidiaries use the following derivate financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment). The detail of these instruments is presented below:

	As of March 31, 2019		As of December 31, 2018
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	70,301	76,138	86,562	75,615
Derivatives held for trading	1,238,921	1,012,516	1,282,395	1,037,191
Totals	1,309,222	1,088,654	1,368,957	1,112,806

a.1. Financial derivatives assets

	As of March 31, 2019
	Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	6,821,597	4,384,174	936,840	206,691
Currency swaps	648,237	1,501,770	5,708,683	433,780
Interest rate swaps	2,110,614	6,609,717	27,942,868	666,401
Call currency options	28,558	82,966	8,552	2,275
Put currency options	1,566	4,515	-	75
Totals	9,610,572	12,583,142	34,596,943	1,309,222

	As of December 31, 2018
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year
	MCh$	MCh$	MCh$	MCh$
Currency forwards	3,643,505	703,790	419,833	342,993
Currency swaps	168,254	1,817,002	6,449,984	468,093
Interest rate swaps	3,061,784	8,933,622	34,958,699	553,608
Call currency options	26,435	102,163	17,750	4,217
Put currency options	1,119	33,260	-	46
Totals	6,901,097	11,589,837	41,846,266	1,368,957

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	44

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.2 Financial derivatives liabilities

	As of March 31, 2019
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,086,585	3,747,736	629,341	195,936
Currency swaps	202,334	828,891	3,464,048	265,343
Interest rate swaps	2,300,061	4,739,480	25,759,576	625,619
Call currency options	3,819	46,965	-	1,009
Put currency options	14,835	30,572	7,920	747
Totals	9,607,634	9,393,644	29,860,885	1,088,654

	As of December 31, 2018
	Notional
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	1,406,262	550,427	113,872	322,241
Currency swaps	658,937	1,035,357	3,169,546	298,415
Interest rate swaps	3,111,787	5,826,465	26,522,433	489,718
Call currency options	11,540	35,344	-	1,493
Put currency options	16,367	38,172	11,115	939
Totals	5,204,893	7,485,765	29,816,966	1,112,806

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	45

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.3 Portfolio detail

As of March 31, 2019 and December 31, 2018 the portfolio of financial derivative instruments for hedge accounting and trading purposes are as follows:

	As of March 31, 2019
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	1,421,693	2,082,801	2,173,992	70,301	76,138
Fair value hedge
Currency forwards	34,357	25,276	-	11,375	3,107
Currency swaps	73,029	288,676	-	4,758	15,697
Interest rate swaps	-	51,033	1,776,507	27,722	18,751
Subtotals	107,386	364,985	1,776,507	43,855	37,555
Cash flows hedge
Currency forwards	192,960	804,920	137,829	2,767	1
Currency swaps	-	326,460	-	11,864	19,678
Interest rate swaps	197,144	5,000	259,656	7,033	3,113
Subtotals	390,104	1,136,380	397,485	21,664	22,792
Net investment in a foreign operation hedge
Currency forwards	924,203	581,436	-	4,782	15,791
Subtotals	924,203	581,436	-	4,782	15,791

Derivatives held for trading	17,796,513	19,893,985	62,283,836	1,238,921	1,012,516
Currency forwards	12,756,662	6,720,278	1,428,352	187,767	177,037
Currency swaps	777,542	1,715,525	9,172,731	417,158	229,968
Interest rate swaps	4,213,531	11,293,164	51,666,281	631,646	603,755
Call currency options	32,377	129,931	8,552	2,275	1,009
Put currency options	16,401	35,087	7,920	75	747
Subtotals	17,796,513	19,893,985	62,283,836	1,238,921	1,012,516
Totals	19,218,206	21,976,786	64,457,828	1,309,222	1,088,654

	As of December 31, 2018
	Notional			Fair value
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,661,557	1,323,671	2,527,255	86,562	75,615
Fair value hedge
Currency forwards	32,639	17,421	102,847	16,461	5,814
Currency swaps	610,980	192,926	-	7,697	11,038
Interest rate swaps	1,231	52,105	2,194,956	15,492	16,995
Subtotals	644,850	262,452	2,297,803	39,650	33,847
Cash flows hedge
Currency forwards	2,188,426	-	130,191	4,835	1,283
Currency swaps	-	330,033	-	13,363	17,593
Interest rate swaps	-	198,573	99,261	1,119	1,892
Subtotals	2,188,426	528,606	229,452	19,317	20,768
Net investment in a foreign operation hedge
Currency forwards	828,281	532,613	-	27,595	21,000
Subtotals	828,281	532,613	-	27,595	21,000

Derivatives held for trading	8,444,433	17,751,931	69,135,977	1,282,395	1,037,191
Currency forwards	2,000,421	704,183	300,667	294,102	294,144
Currency swaps	216,211	2,329,400	9,619,530	447,033	269,784
Interest rate swaps	6,172,340	14,509,409	59,186,915	536,997	470,831
Call currency options	37,975	137,507	17,750	4,217	1,493
Put currency options	17,486	71,432	11,115	46	939
Subtotals	8,444,433	17,751,931	69,135,977	1,282,395	1,037,191
Totals	12,105,990	19,075,602	71,663,232	1,368,957	1,112,806

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	46

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 9 – Interbank Loans

As of March 31, 2019 and December 31, 2018 interbank loans are detailed as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Local banks
Loans to local banks	142,024	-
Allowances for loans losses	(52)	-
Subtotals	141,972	-
Foreign banks
Interbank cash loans	37,321	30,507
Loans to foreign banks	2,059	5,594
Non-transferable deposits with foreign banks	68,482	65,556
Allowances for loans losses	(580)	(463)
Subtotals	107,282	101,194
Chilean Central Bank
Deposits with the Chilean Central Bank not available (*)	60,009	240,050
Subtotals	60,009	240,050
Totals	309,263	341,244

(*) These are deposits that do not qualify as time deposits.

Movements in allowances and impairment for loans with domestic and foreign banks for the three month period and years ended on March 31, 2019 and for the year ended December 31, 2018 are detailed as follows:

	Local banks	Foreign banks	Totals
	MCh$	MCh$	MCh$
Balance as of January 1, 2019	-	(463)	(463)
Charge-offs	-	-	-
Allowances established	(52)	(402)	(454)
Allowances released	-	279	279
Impairment	-	-	-
Exchange differences	-	6	6
Balance as of March 31, 2019	(52)	(580)	(632)

	Local banks	Foreign banks	Totals
	MCh$	MCh$	MCh$
Balance as of January 1, 2018	-	(208)	(208)
Charge-offs	-	-	-
Allowances established	-	(344)	(344)
Allowances released	-	131	131
Impairment	-	-	-
Exchange differences	-	(42)	(42)
Balances as of December 31, 2018	-	(463)	(463)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	47

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 10 – Loans and accounts receivable from customers

a.	Loans and accounts receivable from customers

As of March 31, 2019 and December 31, 2018 the loan portfolio is detailed as follows:

	Assets before allowances			Allowances
As of March 31, 2019	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,830,412	765,617	11,596,029	302,015	33,966	335,981	11,260,048
Foreign trade loans	900,493	32,061	932,554	69,296	1,347	70,643	861,911
Checking accounts debtors	132,338	10,225	142,563	6,772	3,852	10,624	131,939
Factoring transactions	190,085	4,126	194,211	4,355	293	4,648	189,563
Student loans	599,621	61,712	661,333	-	17,664	17,664	643,669
Leasing transactions	879,760	71,615	951,375	19,077	3,437	22,514	928,861
Other commercial loans and receivables	26,119	2,208	28,327	814	1,183	1,997	26,330
Subtotals	13,558,828	947,564	14,506,392	402,329	61,742	464,071	14,042,321
Mortgage loans
Loans with mortgage finance bonds	33,957	2,219	36,176	-	68	68	36,108
Endorsable mortgage mutual loans	105,604	8,129	113,733	-	859	859	112,874
Other mortgage mutual loans	3,793,289	184,232	3,977,521	-	24,996	24,996	3,952,525
Mortgage leasing transactions	297,368	15,040	312,408	-	10,729	10,729	301,679
Other mortgage loans and receivables	20,508	2,026	22,534	-	218	218	22,316
Subtotals	4,250,726	211,646	4,462,372	-	36,870	36,870	4,425,502
Consumer loans
Installment consumer loans	1,815,619	109,327	1,924,946	-	130,134	130,134	1,794,812
Checking account debtors	191,133	16,325	207,458	-	15,166	15,166	192,292
Credit card balances	477,235	16,171	493,406	-	25,167	25,167	468,239
Consumer leasing transactions	4,897	291	5,188	-	347	347	4,841
Other consumer loans and receivables	47,145	1,735	48,880	-	3,784	3,784	45,096
Subtotals	2,536,029	143,849	2,679,878	-	174,598	174,598	2,505,280
Totals	20,345,583	1,303,059	21,648,642	402,329	273,210	675,539	20,973,104

	Assets before allowances			Allowances
As of December 31, 2018	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,694,305	763,083	11,457,388	345,552	37,531	383,083	11,074,305
Foreign trade loans	897,916	30,527	928,443	31,852	799	32,651	895,792
Checking accounts debtors	122,191	8,909	131,100	5,735	3,090	8,825	122,275
Factoring transactions	206,322	4,245	210,567	267	4	271	210,296
Student loans	624,757	72,090	696,847	-	16,780	16,780	680,067
Leasing transactions	857,066	71,094	928,160	16,473	3,732	20,205	907,955
Other commercial loans and receivables	32,600	1,953	34,553	857	1,099	1,956	32,597
Subtotals	13,435,157	951,901	14,387,058	400,736	63,035	463,771	13,923,287
Mortgage loans
Loans with mortgage finance bonds	36,089	2,275	38,364	-	103	103	38,261
Endorsable mortgage mutual loans	110,193	8,475	118,668	-	1,748	1,748	116,920
Other mortgage mutual loans	3,769,846	183,399	3,953,245	-	23,366	23,366	3,929,879
Mortgage leasing transactions	298,495	13,623	312,118	-	10,637	10,637	301,481
Other mortgage loans and receivables	21,311	2,121	23,432	-	239	239	23,193
Subtotals	4,235,934	209,893	4,445,827	-	36,093	36,093	4,409,734
Consumer loans
Installment consumer loans	1,817,663	104,122	1,921,785	-	118,838	118,838	1,802,947
Checking account debtors	193,814	15,678	209,492	-	18,858	18,858	190,634
Credit card balances	466,275	15,292	481,567	-	26,859	26,859	454,708
Consumer leasing transactions	5,729	474	6,203	-	397	397	5,806
Other consumer loans and receivables	48,850	1,866	50,716	-	3,897	3,897	46,819
Subtotals	2,532,331	137,432	2,669,763	-	168,849	168,849	2,500,914
Totals	20,203,422	1,299,226	21,502,648	400,736	267,977	668,713	20,833,935

Normal portfolio

This includes individual debtors in the Normal portfolio (A1 to A6) and in the Substandard portfolio (categories B1 and B2, only). For collectively assessed loans, it includes the Normal portfolio.

Impaired portfolio

This includes individual debtors in the Non-compliant portfolio (C1 to C6) and in the Substandard portfolio (categories B3 and B4, only). For collectively assessed loans, it includes the Non-compliant portfolio.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	48

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 10 – Loans and accounts receivable from customers, continued

b.	Allowances

Movements in credit risk allowances for the three month periods ended March 31, 2019 and the year ended on December 31, 2018 are detailed as follows:

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2019	400,736	267,977	668,713
Portfolio charge-offs
Commercial loans	(10,112)	(7,231)	(17,343)
Mortgage loans	-	(1,567)	(1,567)
Consumer loans	-	(37,896)	(37,896)
Total charge-offs	(10,112)	(46,694)	(56,806)
Allowances established	32,204	94,407	126,611
Allowances released	(20,245)	(44,205)	(64,450)
Allowances used	-	(578)	(578)
Exchange differences	(254)	2,302	2,048
Balances as of March 31, 2019	402,329	273,209	675,538

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2018	416,083	255,931	672,014
Portfolio charge-offs
Commercial loans	(63,220)	(39,230)	(102,450)
Mortgage loans	-	(7,271)	(7,271)
Consumer loans	-	(164,680)	(164,680)
Total charge-offs	(63,220)	(211,181)	(274,401)
Allowances established	207,111	385,068	592,179
Allowances released	(144,464)	(175,985)	(320,449)
Allowances used	(24,662)	-	(24,662)
Exchange differences	9,888	14,144	24,032
Balances as of December 31, 2018	400,736	267,977	668,713

c.	Portfolio sales

As of March 31, 2019 and 2018, the Bank and its subsidiaries performed portfolio sales. The effect on income of these transactions was a loss for MCh$1,826 as of March 31, 2019 (a gain of MCh$ 47 as of march 31, 2018) the operations sold correspond to CAE portfolio, loan related to law 20.027 does not exceed 5% of the net income before income taxes.These gains are included in “Net income (expense) from financial operations” in the Interim Consolidated Statement of Income for the three month period ended on March 31, 2019 (see Note 26).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	49

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 11 – Investment Instruments

a.	Investment instruments

As of March 31, 2019 and December 31, 2018 detail of instruments available for sale and held to maturity is as follows:

	As of March 31, 2019			As of December 31, 2018
	Available for sale	Held to maturity	Totals	Available for sale	Held to maturity	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	769,779	-	769,779	411,431	-	411,431
Chilean Treasury bonds	374,787	-	374,787	913,041	-	913,041
Other government securities	20,695	-	20,695	27,612	-	27,612
Other local institutions financial instruments
Time deposits in local banks	129,816	-	129,816	185,501	-	185,501
Mortgage finance bonds	48	-	48	50	-	50
Chilean financial institutions bonds	8,724	-	8,724	-	-	-
Other local financial investments	5,167	-	5,167	5,979	-	5,979
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	625,205	-	625,205	769,693	-	769,693
Other foreign financial instruments	459,625	211,097	670,722	332,560	198,910	531,470
Investments not quoted in active markets
Corporate bonds	44	-	44	4,909	-	4,909
Other financial instruments	-	-	-	-	-	-
Totals	2,393,890	211,097	2,604,987	2,650,776	198,910	2,849,686

As of March 31, 2019, the total of available for sale instruments with maturities that do not exceed three months from the acquisition date and that are considered cash equivalent amounts to MCh$475,767 (MCh$ 178,671 as of December 31, 2018) (see Note 5).

As of March 31, 2019, the portfolio of financial investments available-for-sale includes unrealized gains for MCh$24,537 presented under “Valuation accounts” in Equity, distributed between MCh$16,226 attributable to equity holders of the bank and MCh$8,311 attributable to non-controlling interest.

As of December 31, 2018, the portfolio of financial investments available-for-sale includes unrealized gains for MCh$23.456 presented under “Valuation accounts” in Equity, distributed between MCh$16,337 attributable to equity holders of the bank and MCh$7,119 attributable to non-controlling interest.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	50

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 11 – Investment Instruments, continued

b. Unrealized gains and losses of the available for sale portfolio

Unrealized gains and losses of the available for sale portfolio as of March 31, 2019 and December 31, 2018 are detail as follows:

	As of March 31, 2019
	Amortized cost	Unrealized		Fair value
		Gain	Losses
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	770,181	522	(924)	769,779
Chilean Treasury bonds	373,886	999	(98)	374,787
Other government securities	20,082	636	(23)	20,695
Other local institutions financial instruments
Time deposits in local banks	129,799	18	(1)	129,816
Mortgage finance bonds	47	1	-	48
Chilean financial institutions bonds	8,716	8	-	8,724
Other local financial investments	3,189	1,978	-	5,167
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	608,191	17,112	(98)	625,205
Other foreign financial instruments	455,221	6,202	(1,798)	459,625
Investments not quoted in active markets				-
Corporate bonds	41	3	-	44
Other financial instruments	-	-	-	-
Totals	2,369,353	27,479	(2,942)	2,393,890

	As of December 31, 2018
	Amortized cost	Unrealized		Fair value
		Gain	Losses
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	411,223	533	(325)	411,431
Chilean Treasury bonds	911,596	2,458	(1,013)	913,041
Other government securities	28,131	-	(519)	27,612
Other local institutions financial instruments
Time deposits in local banks	185,468	70	(37)	185,501
Mortgage finance bonds	50	-	-	50
Chilean financial institutions bonds	-	-	-	-
Other local financial investments	4,001	1,978	-	5,979
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	752,791	24,505	(7,603)	769,693
Other foreign financial instruments	329,136	5,801	(2,377)	332,560
Investments not quoted in active markets
Corporate bonds	4,924	5	(20)	4,909
Other financial instruments	-	-	-	-
Totals	2,627,320	35,350	(11,894)	2,650,776

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	51

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 12 – Investments in Companies

a.	As of March 31,2019 and December 31, 2018 detail of the investments in companies is presented below:

Sociedad	As of March 31, 2019		As of December 31, 2018
	%	MCh$	%	MCh$
Nexus S.A.	12.9000	1,056	12.9000	1,056
Transbank S.A.	8.7200	3,616	8.7200	3,616
Combanc S.A.(**)	8.1800	305	8.1800	305
Redbanc S.A.	2.5000	110	2.5000	110
Sociedad Interbancaria de Depósitos de Valores S.A.	9.4000	132	9.4000	132
Imerc OTC S.A.	8.6600	1,012	8.6600	1,012
A.C.H Colombia (*)	4.2100	198	4.2100	192
Redeban Multicolor S.A. (*)	1.6000	238	1.6000	221
Cámara de Compensación Divisas de Colombia S.A. (*)	6.2056	84	6.2056	80
Cámara de Riesgo Central de Contraparte S.A. (*)	2.4300	162	2.4300	162
Servibanca - Tecnibanca (*) (***)	-	-	4.5300	951
Bolsa de Valores de Colombia (*)	0.6700	598	0.6700	547
Credibanco (*)	6.3662	2,240	6.3662	2,153
Patrimonio Autónomo Fiducredicorp (Comisionista) (*)	5.2630	18	5.2630	18
Totales		9,769		10,555

(*) Correspond to investments in other companies held by subsidiaries established in Colombia.

(**) In August 2018, and in accordance to the Shareholders agreement of Combanc S.A., Itaú Corpbanca ceded 96 shares at a price of $621,935.82 each, decreasing its ownership percentage from 9.18% to 8.18%. As a result of this transaction the Bank generated a net gain of MCh$22.

(***) During February, 100% of the shares of the company was sold for MCh $ 1,818, generating a profit of MCh $ 1,028 recorded in net income (expense) from financial operations.

b.	During the three month periods ended March 31, 2019 and 2018, the Bank received dividends, according to the following detail:

	2019	2018
	MCh$	MCh$
Dividends received	910	1,273
Totals	910	1,273

c.	Movement on investments in companies for the three month periods ended March 31, 2019 and December 31, 2018, is as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Balances as of January 1,	10,555	10,412
Acquisition of investments	-	-
Sale of investments	951	(39)
Transfer to available for sale investments	-	-
Exchange differences	165	182
Totals	9,769	10,555

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	52

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 13 – Intangible Assets

a.	Composition of intangibles assets as of March 31,2019 and December 31, 2018 is as follows:

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2019	Gross balances	Accumulated amortization	Net assets as of March 31, 2019
	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	2	151,840	274,470	(118,135)	156,335
IT projects and licenses	6	1	12,614	42,601	(30,752)	11,849
Assets generated in business combination			1,448,859	1,561,488	(122,636)	1,438,852
- Goodwill			1,178,235	1,178,345	-	1,178,345
- Trademarks	10	7	37,002	51,432	(15,706)	35,726
- Customer relationship	12	9	69,259	93,591	(24,991)	68,600
- Core deposits	9	6	164,363	238,120	(81,939)	156,181
Other projects	10	-	494	3,646	(3,189)	457
Totals			1,613,807	1,882,205	(274,712)	1,607,493

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2018	Gross balances	Accumulated amortization	Net assets as of December 31, 2018
	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	3	113,355	263,179	(111,339)	151,840
IT projects and licenses	6	2	16,663	42,601	(29,987)	12,614
Assets generated in business combination			1,474,570	1,561,442	(112,583)	1,448,859
- Goodwill			1,169,243	1,178,235	-	1,178,235
- Trademarks	10	8	42,106	51,432	(14,430)	37,002
- Customer relationship	12	10	76,038	93,591	(24,332)	69,259
- Core deposits	9	7	187,183	238,184	(73,821)	164,363
Other projects	10	1	646	3,645	(3,151)	494
Totals			1,605,234	1,870,867	(257,060)	1,613,807

b.	Movements on gross balances for intangible assets as of March 31, 2019 and December 31, 2018 are as follows:

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	263,179	42,601	383,207	1,178,235	3,645	1,870,867
Acquisitions	11,335	-	-	-	-	11,335
Retirements	-	-	-	-	-	-
Exchange differences	(44)	-	(64)	110	-	2
Balances as of March 31, 2018	274,470	42,601	383,143	1,178,345	3,645	1,882,204

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	203,080	42,474	375,952	1,169,243	3,645	1,794,394
Acquisitions	58,085	111	-	-	-	58,196
Retirements	(147)	-	-	-	-	(147)
Exchange differences	2,161	16	7,255	8,992	-	18,424
Balances as of December 31, 2018	263,179	42,601	383,207	1,178,235	3,645	1,870,867

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	53

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 13 – Intangible Assets, continued

c.	Movements on accumulated amortization of intangible assets for the three month periods ended March 31, 2019 and as of December 31, 2018 are as follows:

	Computer equipment systemor software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	(111,339)	(29,987)	(112,583)	(3,151)	(257,060)
Amortization for the period	(6,764)	(765)	(9,993)	(38)	(17,560)
Exchange differences	(32)	-	(60)	-	(92)
Balances as of March 31, 2019	(118,135)	(30,752)	(122,636)	(3,189)	(274,712)

	Computer equipment systemor software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(89,725)	(25,811)	(70,625)	(2,999)	(189,160)
Amortization for the year	(20,868)	(4,164)	(40,976)	(150)	(66,158)
Exchange differences	(746)	(12)	(982)	(2)	(1,742)
Balances as of December 31, 2018	(111,339)	(29,987)	(112,583)	(3,151)	(257,060)

d.	Impairment

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If indications exists, or when an impairment test is required, the Bank estimates the recoverable amount for the asset.

As of March 31, 2019 and December 31, 2018 there is no indication nor concrete evidence of impairment (see details in Note 31). As of the date of these Consolidated Financial Statements, there have been no events that require impairment to be recorded.

e.	Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of March 31, 2019 and December 31, 2018. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	54

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 14 – Fixed Assets

a)	Fixed Assets

i)	Fixed assets as of March 31, 2019 and December 31, 2018 are broken down as follows:

	Useful life years	Remaining amortization years	Net assets as of January 1, 2019	Gross balances	Accumulated depreciation	Net assets as of March 31, 2019
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	19	14	43,065	8,013	(2,519)	5,494
Equipment	3	1	32,607	77,650	(48,893)	28,757
Others	3	2	19,892	48,521	(29,600)	18,921
- Furniture			9,373	13,235	(7,562)	5,673
- Others			10,519	35,286	(22,038)	13,248
Totales			95,564	134,184	(81,012)	53,172

	Useful life years	Remaining amortization years	Net assets as of January 1, 2018	Gross balances	Accumulated depreciation	Net assets as of December 31, 2018
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	19	14	83,151	65,843	(22,778)	43,065
Equipment	3	1	25,160	80,383	(47,776)	32,607
Others	3	2	22,268	50,248	(30,356)	19,892
- Furniture			10,357	27,440	(18,067)	9,373
- Leased assets			-	28	(28)	-
- Others			11,911	22,780	(12,261)	10,519
Totals			130,579	196,474	(100,910)	95,564

The useful life presented in the preceding tables, corresponds to the total useful life and residual useful life for the Bank’s fixed assets. Total useful lives have been determined based on our expected use of the assets, considering quality of the original construction, the environment in which the assets are located, quality and degree of maintenance carried out, and appraisals performed by external experts of the Bank.

ii)	Movements on gross balances of fixed assets as of March 31, 2019 and December 31, 2018 are as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	65,843	80,383	50,248	196,474
Acquisitions	711	1,276	531	2,518
Sales and/or retirements for the period	-	(76)	(231)	(307)
Others	3,204	(323)	(2,004)	877
Reclasificaciones de cuentas	-	(3,593)	(16)	(3,609)
Reclasification to IFRS 16 (*)	(61,733)	-	-	(61,733)
Exchange differences	(12)	(17)	(7)	(36)
Balances as of March 31, 2019	8,013	77,650	48,521	134,184

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	118,481	65,018	50,773	234,272
Acquisitions	6,207	16,253	2,296	24,756
Sales and/or retirements for the year	(14,010)	(2,334)	(3,187)	(19,531)
Reclasification to asset held for sale (*)	(45,123)	(101)	(101)	(45,325)
Exchange differences	288	1,547	467	2,302
Balances as of December 31, 2018	65,843	80,383	50,248	196,474

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	55

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 14 – Fixed Assets, continued

iii)	Movements on accumulated depreciation of fixed assets for three month periods ended March 31, 2019 and as of December 31, 2018 are as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	(22,778)	(47,776)	(30,356)	(100,910)
Depreciation of the period	(525)	(2,226)	(998)	(3,749)
Sales and/or disposals for the period	-	76	104	180
Exchange differences	7	1	(3)	5
Reclasification to asset held for sale (*)	24,813	-	-	24,813
Depreciation of reintegrated assets/ Charge-off	(255)	-	-	(255)
Others	(3,780)	1,030	1,654	(1,096)
Balances as of March 31, 2019	(2,518)	(48,895)	(29,599)	(81,012)

(*) Corresponds to Land and buildings which have been reclassified to assets for the right to use assets under lease as a result of Circular N ° 3,465 issued by the SBIF on January 11, 2019 by adoption of IFRS 16 “Leases”. See letter d) in this Note and Note 2 “Accounting Changes”.

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(35,330)	(39,858)	(28,505)	(103,693)
Depreciation of the year	(7,833)	(9,182)	(3,644)	(20,659)
Sales and/or disposals for the year	6,796	2,237	2,429	11,462
Exchange differences	(883)	(987)	(705)	(2,575)
Reclasification to asset held for sale (**)	14,472	42	69	14,583
Impairment	-	(28)	-	(28)
Balances as of December 31, 2018	(22,778)	(47,776)	(30,356)	(100,910)

(*) Corresponds to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors, on July 31, 2018. See Note 16 a).

iv)

The Bank and its subsidiaries have no restrictions on fixed assets as of March 31, 2019 and December 31, 2018. Additionally, no fixed assets have been pledged as collateral to secure the fulfillment of any obligations. Furthermore, there are no amounts owned by the Bank on fixed assets as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	56

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 14 – Fixed Assets, continued

b)	Right of use asset under lease agrements

i.	Rigth of use asset as of March 31, 2019, are broken down as follows:

	Net assets as of January 1, 2019	Gross balances	Accumulated depreciation	Net assets as of March 31, 2019
	MCh$	MCh$	MCh$	MCh$
Land and buildings	-	175,521	(7,963)	167,558
Leasehold improvements	62,295	62,385	(25,508)	36,877
Equipment	-	-	-	-
Others fixed assets	-	-	-	-
Totals	62,295	237,906	(33,471)	204,435

ii.	Movement on gross balances of right of use assets as of March 31, 2019 is as follows:

	Land and buildings	Leasehold improvements	Equipment	Others fixed assets	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	-	62,295	-	-	62,295
Increase of the period (*)	176,659	928	-	-	177,587
Decrease of the period	(1,130)	(828)	-	-	(1,958)
Reclasification	-	(1)	-	-	(1)
Readjustments	(8)	-	-	-	(8)
Exchange differences	-	(9)	-	-	(9)
Balances as of March 31, 2019	175,521	62,385	-	-	237,906

(*) Corresponds to the amounts for initial adoption of IFRS 16 “Leases”

iii.	Movement on accumulated depreciation of right of use assets for the three month periods ended March 31, 2019 is as follows:

	Land and buildings	Leasehold improvements	Equipment	Others fixed assets	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	-	(24,614)	-	-	(24,614)
Depreciation of the period	(7,993)	(1,249)	-	-	(9,242)
Bajas del período	42	355	-	-	397
Exchange differences	(14)	-	-	-	(14)
Reclasification	-	-	-	-	-
Readjustments	2	-	-	-	2
Impairment	-	-	-	-	-
Balances as of March 31, 2019	(7,963)	(25,508)	-	-	(33,471)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	57

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 15 – Current Taxes and Deferred Taxes

a)	Current taxes

At the end of each reporting period, the Bank and subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current recoverable taxes recognized as of March 31, 2019 was MCh$129,543 (MCh$121,938 as of December 31, 2018), according to the following detail:

a.1) Current taxes assets and liabilities by geographical area

	As of March 31, 2019				As of December 31, 2018
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	74,397	181	56,383	130,961	68,094	2,161	52,874	123,129
Current tax liabilities	(982)	-	(436)	(1,418)	(528)	-	(663)	(1,191)
Totals net	73,415	181	55,947	129,543	67,566	2,161	52,211	121,938

(*) Corresponds to the subsidiary located in New York.

a.2) Details of current tax items by geographical area

	As of March 31, 2019				As of December 31, 2018
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax, rate 27%	(84,973)	-	(2,135)	(87,108)	(81,487)	-	(14,273)	(95,760)

Menos:
Monthly provisional payments	29,911	-	6,553	36,464	21,424	-	1,544	22,968
Tax credit for training costs	800	-	-	800	800	-	-	800
Tax credit for donations	1,118	-	-	1,118	745	-	-	745
Other taxes to be recovered (**)	126,559	181	51,529	178,269	126,084	2,161	64,940	193,185
Totals	73,415	181	55,947	129,543	67,566	2,161	52,211	121,938

(*) Corresponds to the subsidiary located in New York.

(**)The other taxes to be recovered correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for absorbed profits with reimbursement right, among others.

b)	Effect on income

The tax expense for the three month periods ended March 31, 2019 and 2018 is comprised of the following items:

	For the three month periods ended March 31,
	2019	2018
	MCh$	MCh$
Income tax expense
Income tax for the year	(5,710)	(6,480)
Credit (debit) for deferred taxes
Origination and reversal of temporary differences for the year	1,606	12,169
Subtotals	(4,104)	5,689
Others	1,071	-
Net (debit) credit to income taxes	(3,033)	5,689

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	58

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 15 – Current Taxes and Deferred Taxes, continued

c)	Effective tax rate reconciliation

The following table presents the enacted tax rates for each country where the Bank operates as of March 31, 2019 and as of December 31, 2018.

Nominal tax rates by geographic area	2019	2018
	Rate	Rate
Chile	27.0%	27,0%
Colombia	37.0%	37.0%
United States	21.0%	21.0%

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense for the three month periods ended March 31, 2019 and 2018:

	For the three month periods ended March 31,
	2019		2018
	Tax rate	Tax amount	Tax rate	Tax amount
	%	MCh$	%	MCh$
Amount calculated by using the statutory rates	27.00	9,099	27.00	10,082
Exchange differences due to investments in Colombia	(18.97)	(6,393)	(12.00)	(4,472)
Equity price level restatement for tax purposes	-	-	(14.90)	(5,556)
Tax by income EEUU and Panamá	4.29	1,445	2.50	949
Colombia business combination effect	-	-	(14.70)	(5,476)
Change in Colombian tax rate effect	(3.90)	1,317	1.50	567
Tax rate effects due to New York subsidiary (**)	(0.30)	(87)	(0.60)	(215)
Tax rate effects due to Colombian subsidiaries (**)	3.50	1,170	(1.50)	(542)
Other adjustments (*)	10.40	(3,518)	(2.70)	(1,026)
Effective tax rate	9.00	(3,033)	(15.23)	5,689

(*) This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.

(**) These items reflect differences in tax rates of other jurisdictions, based on the Bank’s consolidated result.

(***)This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.

(****)These items reflect differences in tax rates of other jurisdictions, based on the Bank’s consolidated result.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	59

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 15 – Current Taxes and Deferred Taxes, continued

d)	Tax effects on Other Comprehensive Income

The table below reflects the deferred tax effects on other comprehensive income:

d.1) Tax effect recorded in other comprehensive income (loss) which may be reclassified subsequently to profit or loss:

	For the three month periods ended March 31,
	2019	2018
	MCh$	MCh$
Available for sale investments	81	(1,751)
Net investment in foreign operations hedge	(299)	5,722
Cash flows hedge	1,883	(717)
Totals in other comprehensive income	1,665	3,254

d.2) Tax effect recorded in other comprehensive income (loss) which may not be reclassified subsequently to profit or loss:

	For the three month periods ended March 31,
	2019	2018
	MCh$	MCh$
Income taxes related to defined benefits obligations	-	55
Totals in other comprehensive income	-	55

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	60

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 15 – Current Taxes and Deferred Taxes, continued

e)	Effect of deferred taxes

e.1) Totals deferred taxes

Detail of effects for deferred taxes presented in assets and liabilities is as follows:

	As of March 31, 2019			As of December 31, 2018
	Assets (*)	Liabilities (*)	Net	Assets (*)	Liabilities (*)	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	100,324	-	100,324	109,925	-	109,925
Accrued interest on past due portfolio	6,273	-	6,273	7,377	-	7,377
Unearned price differences	206	-	206	288	-	288
Personnel provisions	12,291	148	12,439	18,220	(155)	18,065
Miscellaneous provisions	59,167	-	59,167	51,033	-	51,033
Tax losses	74,994	-	74,994	62,685	-	62,685
Net tax value of amortizable assets	14,946	-	14,946	14,739	-	14,739
Depreciation of fixed assets	(44,447)	-	(44,447)	(42,581)	-	(42,581)
Lease division and others	20,779	12	20,791	19,261	-	19,261
Mark to market of financial instruments	(28,139)	(118)	(28,257)	(26,278)	138	(26,140)
Itaú-Corpbanca business combination	(60,447)	-	(60,447)	(61,521)	-	(61,521)
Others	1,602	(659)	943	1,451	(454)	997
Totals assets (liabilities) for deferred taxes	157,549	(617)	156,932	154,599	(471)	154,128

(*) Presentation of the deferred taxes is in accordance to the requirements established by IAS 12 “Income Tax” as instructed by the SBIF, this generates that assets and liabilities appear with opposite sign in the table.

e.2) Deferred taxes by geographic area:

	As of March 31, 2019				As of December 31, 2018
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	139,645	16,150	1,753	157,548	133,375	16,519	4,705	154,599
Deferred tax liabilities	(81)	-	(535)	(616)	-	-	(471)	(471)
Totals by geographic area, net	139,564	16,150	1,218	156,932	133,375	16,519	4,234	154,128

(*) Corresponds to the subsidiary located in New York.

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of March 31, 2019				As of December 31, 2018
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	89,340	157	10,827	100,324	101,258	155	8,512	109,925
Accrued interest on past due portfolio	6,273	-	-	6,273	7,377	-	-	7,377
Unearned price differences	206	-	-	206	288	-	-	288
Personnel provisions	9,833	113	2,493	12,439	13,871	139	4,055	18,065
Miscellaneous provisions	54,605	3,499	1,063	59,167	43,824	3,843	3,366	51,033
Tax losses	21,551	10,916	42,527	74,994	2,460	11,034	49,191	62,685
Net tax value of amortizable assets	14,946	-	-	14,946	14,739	-	-	14,739
Depreciation of fixed assets	(47,568)	-	3,121	(44,447)	(37,513)	-	(5,068)	(42,581)
Lease division and others	18,662	-	2,129	20,791	9,422	-	9,839	19,261
Mark to market of financial instruments	(11,839)	-	(16,418)	(28,257)	(6,091)	-	(20,049)	(26,140)
Itaú-Corpbanca business combination	(16,605)	-	(43,842)	(60,447)	(16,613)	-	(44,908)	(61,521)
Others	160	1,465	(682)	943	353	1,348	(704)	997
Totals assets (liabilities), net	139,564	16,150	1,218	156,932	133,375	16,519	4,234	154,128

(*) Corresponds to the subsidiary located in New York.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	61

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 16 – Other Assets

a.	As of March 31, 2019 and December 31, 2018 composition of Other assets is as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Assets for leasing (1)	23,006	33,991
Assets received or awarded in lieu of payment (2)	23,092	29,236
Assets received in lieu of payment	62,602	62,476
Provisions for assets received in lieu of payment or awarded	(43,552)	(36,244)
Assets awarded at judicial auction	4,042	3,004
Otros activos	476,001	498,208
Deposits in guarantee	21,039	30,016
Accounts and notes receivable (3)	113,805	147,248
Rigth of intermediation operations	32,164	52,361
Assets recovered from leasing for sale	30,392	5,368
Rentals paid in advance (4)	5,698	5,698
Fixed assets held for sale (6)	30,748	30,742
Prepaid expenses (5)	19,674	19,674
Collateral for financial transactions (threshold)	165,864	155,641
Insurance brokerage fees receivable	561	360
Asset management fees receivable	1,503	1,496
Insurance companies claims receivable	9,168	6,537
Other assets	45,385	43,067
Totals	522,099	561,435

(1) Fixed assets acquired to be ceded under financial leases.

(2) Assets received in lieu of payment correspond to assets received as payment in connection with past due loans. According to local regulations, the total amount of these assets shall not exceed, under no circumstance, the 20% of the effective equity of the Bank. These assets currently represent 0.1% as of march 31, 2019 (0.1% as of December 31, 2018) of the Bank’s effective equity.

The assets awarded in a judicial auction correspond to assets that have been acquired in a judicial auction in order to recover loans previously granted to clients, through subsequent sale. These properties are assets available for sale. The assets acquired at a judicial auction are not subject to the previously mentioned limit. For most assets, the sale is expected to be completed within one year from the date on which the asset is received or acquired. Should such assets not be sold within a year, they must be written-off.

Provisions are also recorded resulting from the difference between the initial values of these assets compared to their realizable value, when the last is lower.

(3)    This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending of collection.

(4) Leases paid in advance to SMU S.A. in connection with ATM locations (see Note 32, letter b)

(5) Includes payments made in advance for different services that will be received (leases, insurance, and others).

(6) Correspond to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of the entity, during the meeting held on July 31, 2018.

b.	Movements on the provision for assets received in lieu of payment or awarded for the three month periods ended March 31, 2019 and year ended on December 31, 2018 are as follows:

	2019	2018
	MCh$	MCh$
Balances as of January 1,	(36,244)	(19,613)
Provisions released	657	22
Provisions established	(7,926)	(16,132)
Exchange differences	(39)	(521)
Balances at the end of the period,	(43,552)	(36,244)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	62

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 17 – Deposits and Other Demand Liabilities and Time Deposits

a.	As of March 31,2019 and December 31, 2018 deposits and other demand liabilities are as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Checking accounts	2,587,884	2,570,436
Other deposits and demand accounts	1,404,359	1,396,573
Advance payments received from customers	90,605	79,801
Other demand liabilities	258,497	253,665
Totals	4,341,345	4,300,475

b.	As of March 31, 2019 and December 31, 2018 the composition of deposits and other time deposits is as follow:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Time deposits	9,939,605	10,093,703
Time savings accounts	26,613	27,156
Other time liabilities	232	252
Totals	9,966,450	10,121,111

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	63

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 18 – Interbank Borrowings

a.	As of March 31, 2019 and December 31, 2018 interbank borrowings are as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Loans obtained from local financial institutions
Banco Bice	30,005	-
Banco BTG Pactual Chile	358	5,863
Subtotals	30,363	5,863
Sumitomo Mitsui Banking Corporation	149,740	242,883
Wells Fargo Bank, N.A.	207,932	209,615
Credicorp Capital SASAF	168,894	175,326
Bank of America, N.A.	126,059	153,546
IFC Corporación Financiera Internacional	144,361	145,817
Citibank N.A.	127,280	118,975
Scotia Fondos Sociedad Administradora de Fondos S.A.	92,557	108,979
Bank of Montreal	97,494	106,586
Corporación Andina de Fomento	102,354	104,273
BNP Paribas	58,826	91,072
Banco Crédito del Perú	81,961	90,022
Bancoldex S.A. (Colombia)	74,168	80,394
Commerzbank A.G.	91,468	75,032
BBVA Asset Management Continental S.A. (Perú)	69,217	73,481
Standard Chartered Bank	60,452	68,169
Bank of Nova Scotia	77,239	65,802
Banco Latinoamericano de Exportación	51,885	52,817
Interfondos S.A. Sociedad Administradora de Fondos	53,442	45,149
HSBC USA	42,283	43,214
Findeter S.A. Financiera del Desarrollo Territorial	42,012	38,364
Cobank C.B.	39,978	33,850
Mizuho Corporate Bank	31,110	31,763
Ing Bank NV	29,858	30,874
Apple Bank for Saving	17,836	18,147
Bancaribe Curacao Bank N.V.	12,442	12,694
Export Development Canada	35,639	11,199
Banco de Bogotá	8,858	8,560
China Construction Bank	5,049	5,155
Fondos SURA SAF S.A.C.	12,849	2,827
Shanghai Commercial & Savings Bank	2,198	2,244
The Export-IM Apple Bank for Saving	2,198	2,244
Bayern Landesbank	2,198	2,237
Banco República	316	1,805
Scotiabank Perú S.A	-	1,457
Corporación Financiera de Desarrollo S.A (Cofide)	50,501	-
La Caixa	12,310	-
Others banks	64,062	67,288
Subtotals	2,247,026	2,321,860
Totals	2,277,389	2,327,723

b. Interbank borrowings by maturity are as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Within 1 year	1,888,383	1,829,814
After 1 year but within 2 years	208,541	319,870
After 2 years but within 3 years	16,407	17,595
After 3 years but within 4 years	81,686	77,993
After 4 years but within 5 years	16,463	11,644
After 5 years	65,909	70,807
Totals	2,277,389	2,327,723

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	64

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 19 – Debt Instruments Issued and Other Financial Liabilities

As of March 31, 2019 and December 31, 2018 composition of debt instruments issued and other financial liabilities is as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	49,814	53,463
Senior bonds	5,217,263	4,882,341
Subordinated bonds	1,038,735	1,074,320
Subtotals	6,305,812	6,010,124
Other financial liabilities
Liabilities with the public sector	10	10
Borrowings from local financial institutions	10,754	12,390
Foreign borrowings	-	-
Subtotals	10,764	12,400
Lease contracts liabilities	168,096	-
Totals	6,484,672	6,022,524

Debts classified as short term are those that constitute demand obligations or will expire within a year.

All other debts are classified as long-term. Detail is as follows:

	As of March 31, 2019
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	9,452	40,362	49,814
Senior bonds	603,914	4,613,349	5,217,263
Subordinated bonds	-	1,038,735	1,038,735
Debt instruments issued	613,366	5,692,446	6,305,812
Other financial liabilities	10,764	-	10,764

	As of December 31, 2018
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	10,434	43,029	53,463
Senior bonds	661,715	4,220,626	4,882,341
Subordinated bonds	22,209	1,052,111	1,074,320
Debt instruments issued	694,358	5,315,766	6,010,124
Other financial liabilities	12,400	-	12,400

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	65

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 19 – Debt Instruments Issued and Other Financial Liabilities, continued

The following tables provide with additional information, including maturities, for each type of debt issued as of March 31, 2019 and December 31, 2018.

a.    Mortgage finance bonds

Detail of maturities for mortgage finance bonds is as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Within 1 year	9,452	10,434
After 1 year but within 2 years	7,577	7,612
After 2 years but within 3 years	6,674	7,092
After 3 years but within 4 years	6,281	6,516
After 4 years but within 5 years	5,584	5,908
After 5 years	14,246	15,901
Totals	49,814	53,463

b.    Senior bonds

Details for senior bonds, by currency, are as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Bonds in UF	3,928,145	3,568,532
Bonds in CLP	407,369	416,116
Bonds in USD	512,654	529,363
Bonds in COP	369,095	368,330
Totals	5,217,263	4,882,341

Detail of maturities for senior bonds is as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Within 1 year	603,914	661,715
After 1 year but within 2 years	663,134	637,595
After 2 years but within 3 years	185,865	216,695
After 3 years but within 4 years	469,018	446,323
After 4 years but within 5 years	302,119	276,047
After 5 years	2,993,213	2,643,966
Totals	5,217,263	4,882,341

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 19 – Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued:

Senior bonds issued during the three month period ended on March 31, 2019:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAM0710	UF	2,000,000	5 years y 5 months	3% annual	02/11/2019	07/01/2024
BCORAM0710	UF	3,000,000	5 years y 5 months	3% annual	02/15/2019	07/01/2024
BITACU0418	UF	2,000,000	9 years y 7 months	2% annual	02/25/2019	10/09/2028
BITACU0418	UF	2,000,000	9 years y 7 months	2% annual	02/26/2019	10/09/2028
BITACV0418	UF	2,000,000	10 years y 7 months	2% annual	03/07/2019	10/09/2029
BITACV0418	UF	2,000,000	10 years y 7 months	2% annual	03/14/2019	10/09/2029
Totals		13,000,000

Senior bonds issued during the year ended December 31, 2018:

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAQ0710	UF	2,000,000	10 years y 4 months	3% annual	02/06/2018	07/01/2028
BCORAR0710	UF	2,450,000	11 years y 4 months	3% annual	02/21/2018	07/01/2029
BCORAR0710	UF	5,000,000	11 years y 4 months	3% annual	03/14/2018	07/01/2029
BCORAN0710	UF	2,000,000	7 years y 5 months	3% annual	06/05/2018	07/01/2025
Totals		11,450,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBY0914	CLP	70,000,000,000	4 years y 5 months	5% annual	04/13/2018	09/01/2022
Totals		70,000,000,000

Serie	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SUBSERIE B30	COP	55,470,000,000	3 years y 6 months	1,20% annual	11/22/2018	05/10/2021
SUBSERIE C48	COP	258,706,000,000	4 years	2,91% annual	11/22/2018	11/01/2022
Totals		314,176,000,000

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	67

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 19 – Debt Instruments Issued and Other Financial Liabilities, continued

c.    Subordinated bonds

Details of subordinated bonds, by currency, are as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Bonds in UF	95,550	95,599
Bonds in CLP	773,874	781,925
Bonds in COP	169,311	196,796
Totals	1,038,735	1,074,320

Detail of maturities for subordinated bonds is as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Within 1 year	-	22,209
After 1 year but within 2 years	-	-
After 2 years but within 3 years	-	-
After 3 years but within 4 years	41,098	18,604
After 4 years but within 5 years	-	22,484
After 5 years	997,637	1,011,023
Totales	1,038,735	1,074,320

For the three month periods ended March 31, 2019 and for the year ended on December 31, 2018 no issuance of subordinated bonds took place.

d.     Other financial obligations

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Within 1 year	-	-
After 1 year but within 2 years	-	-
After 2 years but within 3 years	-	-
After 3 years but within 4 years	-	-
After 4 years but within 5 years	-	-
After 5 years	-	-
Totals financial liabilities	-	-
Short-term financial liabilities
Amounts due to credit card transactions	10,754	12,390
Others	10	10
Totals other financial liabilities	10,764	12,400

As of March 31, 2019 and December 31, 2018, the Bank has not incurred in any default in payments of principal, interest or others in regards to debt instruments issued.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	68

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 19 – Debt Instruments Issued and Other Financial Liabilities, continued

e.     Lease contracts liabilities

Corresponds to the obligations for lease agreements arising from the right to use assets under lease in accordance with IFRS 16 “Leases”. The detail of maturities as of March 31, 2019 is as follows:

Lease contracts liabilities	As of March 31, 2019
	CLP	COP	USD	Total
	MCh$	MCh$	MCh$	MCh$
Within 1 year	252,408	6,439	585	259,432
After 1 year but within 2 years	240,667	4,572	614	245,853
After 2 years but within 3 years	216,445	3,584	628	220,657
After 3 years but within 4 years	215,565	2,844	642	219,051
After 4 years but within 5 years	192,634	1,505	656	194,795
After 5 years	505,365	1,131	4,010	510,506
Totals	1,623,084	20,075	7,135	1,650,294

For more details on the effects of the adoption of the new standard, see Note 2 “Accounting Changes”. No balances are presented as of December 31, 2018, because the Bank management chose the “modified prospective” approach for first time adoption purposes.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	69

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 20 - Provisions

Provisions disclosed in liabilities as of March 31, 2019 and December 31, 2018 present the following detail:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Provisions for personnel salaries and expenses	74,002	99,945
Provisions for mandatory dividends	8,476	51,614
Provisions for contingent loans risk (a)	50,491	55,290
Provisions for contingencies (b)	24,783	24,238
Provisions for country risk	5,639	6,083
Totals	163,391	237,170

(a) See Note 22, letter b

(b) Includes additional provisions for MCh$6,742.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	70

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 21 - Other Liabilities

As of March 31, 2019 and December 31, 2018 composition of this item is as follows:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Accounts and notes payable (1) (2)	294,366	317,703
Dividends payable	17,619	270
Unearned income (3)	5,215	9,089
Deferred fees	8,185	8,501
Payables due to brokerage transactions	41,538	75,872
Collateral for financial transactions (threshold)	35,077	91,223
Other liabilities	41,855	19,134
Totals	443,855	521,792

(1)

Obligations other than those directly related to the business operations, such as payable withholding taxes, payable social security contributions, balances due on purchases of materials, balances due on obligations under lease agreements for the acquisition of fixed assets, accounts payable for expenses, and others.

(2)	As of December 31, 2018 it includes MCh$5,985 correspondent to a penalty fee payable to the SBIF.
(3)	It corresponds to commissions associated with financial advisory and insurance brokerage businesses that must be deferred in accordance to applicable regulations.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 22 – Contingencies, Commitments, and Responsibilities

a) Lawsuits and Legal Proceedings

As of the date of issuance of these consolidated financial statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the above, provisions for MCh$975 and MCh$956 as of March 31, 2019 and December 31, 2018, respectively have been recorded in the Consolidated Financial Statements.

Lawsuit of Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (here on the “Arbitration”), against Itaú Corpbanca, CorpGroup Holding Inversiones Lade e Itaú Corpbanca Colombia (here on collectively the “Defendants”). Helm LLC (“Helm”) alleged the defendant (i) breach the shareholders’ agreement of Itaú Corpbanca Colombia as amended and restated of HB Acquisition S.A.S. on July 31, 2013 which applies to Itaú Corpbanca Colombia, a subsidiary of Itaú Corpbanca, and (ii) the Transaction Agreement dated January 29, 2014, as amended, which regulates the merger between Banco Itaú Chile and Corpbanca, through which Itaú Corpbanca was created and the potential acquisition by Itaú Corpbanca of CorpGroup of certain shares in Itaú Corpbanca Colombia. During the course of this process, Helm demanded that Itaú Corpbanca and CorpGroup carry out the acquisition of their shares in Itaú Corpbanca Colombia at the same price agreed with CorpGroup in the Transaction Agreement, by which (at an interest rate of 9% per annum as of January 29, 2014) it would have amounted approximately to US $ 850 million.

On February 28, 2019, the ICC Court - composed of three members - rejected the Helm lawsuit and ordered Helm to sell its shares in Itaú Corpbanca Colombia (“the transaction”), which represent 19.44% of the share capital of Itaú Corpbanca Colombia, to the Defendants at an approximate price of US $ 299 million (which includes interest at LIBOR plus 2.7% per annum as of April 1, 2016).

The Bank intends to acquire these shares from Helm. The approximate price of US $ 299 million implies an increase on the book value of 1.36 per share of Itaú Corpbanca Colombia as of December 31, 2018 and is consistent with the valuations of Itaú Corpbanca Colombia in the financial statements of Itaú Corpbanca. The acquisition, once perfected, will result in an estimated impact of 0.82% on Tier 1 capital (Common Equity Tier 1 capital, CET 1) of Itaú Corpbanca, on a full basis (“fully loaded”), according to the Basel III standards (using exchange rates as of February 28, 2019).

The Bank is currently in the process to obtain the corresponding authorizations from the regulators in Chile, Colombia and Brazil in order to execute the transaction with Helm. In this context, on March 11, 2019, the Bank has formally requested to the regulator to authorize the purchase of the shares from Helm corresponding to 19.44% as indicated above and also to Kresge Stock Holdings Company Inc (KSHC) for 1.38% of the equity of Itaú Corpbanca Colombia, respectively, as part of the shareholders’ agreement in Colombia.

The authorization of the regulators in these three different jurisdictions is of the utmost importance and therefore the acquisition of the non-controlling interest and the corresponding obligation must be reflected in the Interim Consolidated Financial Statements once the approval process is concluded.

Consequently, as a result of these relevant events, it is not required to recognize any effect in these Interim Consolidated Financial Statements.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 22 – Contingencies, Commitments, and Responsibilities, continued

Other lawsuits

Other legal actions have been filed against the Bank and its subsidiaries involving its transactions carried out in the ordinary course of business. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$27,315 as of March 31, 2019 and MCh$26,995 as of December 31, 2018. However, in Management’s opinion based on reports from the Legal Division as of March 31, 2019, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these consolidated financial statements.

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets.

Such claims amount, in the aggregate, to MCh$32,283 as of March 31, 2019 (MCh$32,375 as of December, 2018). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$396 as of March 31, 2019 (MCh$152 as of December 31, 2018).

Transaction Agreement

On January 29, 2014, Inversiones Corp Group Limitada, Inversiones Saga Limitada (CorpGroup), Itaú-Unibanco Holding S.A., Corpbanca and Bank Itaú, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú, which was be renamed “Itaú Corpbanca” and took place on April 1, 2016.

Additionally, the Transaction Agreement also included the postponement of the date for Itaú Corpbanca to purchase the shares that CorpGroup holds in Corpbanca Colombia. The purchase of those shares of Banco Corpbanca Colombia held by CorpGroup (currently representing 12.36% of shares outstanding), which was previously agreed to be carried out no later than January 29, 2017, was postponed until January 28, 2022, subject to receipt of the applicable regulatory approvals. The purchase price for the shares has not changed and will be US$3.5367 per share plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Banco Corpbanca Colombia to CorpGroup since the date of the Transaction Agreement.

According to article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions in Chile (SBIF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in article 78 of said legal corp. Additionally, in the case of banks incorporated in Colombia, an eventual acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Financial Superintendency of Colombia (SFC).

Consequently, the aforementioned transaction must be confirmed only by the occurrence of one or more future and uncertain events that are not entirely under the control of the Bank.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 22 – Contingencies, Commitments, and Responsibilities, continued

b) Contingent loans and provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses:

	Contingent loans		Provisions (*)
	As of March 31, 2019	As of December 31, 2018	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$	MCh$	MCh$
Collateral and guarantees	437,950	411,023	3,347	3,139
Confirmed foreign letters of credit	100,301	95,476	340	294
Letters of credit issued	1,250,259	1,286,805	8,307	9,231
Available on demand credit lines	2,363,263	2,143,333	10,337	9,767
Other credit commitments	1,350,447	1,447,277	28,160	32,859
Totales	5,502,220	5,383,914	50,491	55,290

(*) See Note 20, letter b.

c) Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Third party operations
Collections	14,242	17,030
Transferred financial assets managed by the Bank	1,114,473	1,101,327
Third party funds under management	1,881,283	2,306,154
Subtotals	3,009,998	3,424,511
Custody of securities
Securities held in custody	6,620,234	5,896,162
Securities held in custody deposited in other entities	-	315,347
Securities issued by the Bank held in custody	133,746	148,193
Subtotals	6,753,980	6,359,702
Commitments
Others	-	-
Subtotals	-	-
Totals	9,763,978	9,784,213

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	74

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 22 – Contingencies, Commitments, and Responsibilities, continued

d) Guarantees, Contingencies and other

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market (Ex- Superintendency of Securities and Insurance or “SVS”), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following (civil liability and guarantee) insurance policies:

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04-15-2018	04-14-2019	60,000 and 500	Itaú Corredores de Seguros S.A.

On March 29, 2019, an insurance policy was in order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house”, with a coverage period beginning as of April 15, 2019 and expiring on April 14, 2020.

Itaú Corredores de Bolsa Limitada

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions. The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Chile	04-22-2019	04-22-2020	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A	04-22-2019	04-22-2020	4,000	Bolsa de Comercio de Santiago
Itaú Corpbanca Chile	04-22-2019	04-22-2020	10,000	Comisión para el mercado financiero

In addition, the company has taken out a comprehensive insurance policy to comply with Law No. 52 of the Chilean Electronic Stock Exchange. Amounts recorded with respect to the comprehensive insurance policy are as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A	04-30-2018	06-21-2019	5,000 and 10,000	Bolsa Electrónica de Chile

The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, the company granted a bank guarantee certificate from Itaú Corpbanca for an amount of UF 10,000 expiring on June 21,2019, as a representative of the beneficiaries the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172 to secure its obligations as Portfolio Manager.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	75

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 22 – Contingencies, Commitments, and Responsibilities, continued

The company pledged its shares of the Santiago Stock Exchange in favor of said company, to secure the fulfillment of the Obligations related to the transactions carried out with other brokers. This amounts to MCh$16,513 as of March 31, 2019.

As of March 31, 2019, this subsidiary is under guarantee with Bolsa de Comercio de Santiago, Bolsa de Valores in cash and financial assets ceded to guarantee transactions in Cámara de Compensación y Liquidación de Valores for MCh$5,871 (MCh$5,042 as of December 31, 2018).

The Company granted a bank guarantee certificate, as a representative of the beneficiaries the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172 to secure its obligations as Portfolio Manager. The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Corpbanca Chile	06-21-2018	06-21-2019	10,000	Itaú Corpbanca Chile

Itaú Administradora General de Fondos S.A.

On August 14, 2017, Corpbanca Administradora General de Fondos S.A. replaced the documented guarantee in Banco Santander Chile, in the amount of MCh$14, equivalent to UF500, originally issued on June 6, 2017, in favor of the Production Development Corporation to ensure CORFO’s faithful and timely compliance with the obligations of the Portfolio Management contract, its Committees and Funds, and the payment of labor and social obligations with the contracting party’s employees, its expiration date is August 30, 2021.

On June 2, 2017, Corpbanca Administradora General de Fondos S.A. took a documented guarantee at Banco Santander Chile, in the amount of UF15,000 equivalent to MCh$413 in favor of the Production Development Corporation to ensure CORFO the faithful fulfillment of CORFO’s portfolio management contract, its Committees and Funds, and the payment of labor and social obligations with the workers of the contracting party. Its expiration date is August 31, 2021.

On April 30, 2018, Itaú Administradora General de Fondos S.A. contracted the Global Banking Policy (Bankers Blanket Bond) with Orión Seguros Generales Company, in order to foresee possible situations of official infidelity, its maturity date is May 31, 2019. The insured amount of the policy amounts to US$5,000,000 for each individual loss event and US$10,000,000 for the aggregate.

During the three month period ended on March 31,2019 the Company has contracted Documented Guarantees in Itaú Corpbanca, for the funds it manages in order to guarantee the faithful fulfillment of the obligations of the Asset Manager, in connection with the management of the funds of third parties and required compensation in case of failure to comply with the provisions established by articles No12 and No13 of Law No20,712 the policies cover the period comprehende from January 10, 2019 to January 10, 2020 for an amount of UF 860.341.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	76

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 23 – Equity

a.	Movements in equity accounts and reserves (attributable to the equity holders of the Bank)

As of March 31, 2019 and December 31, 2018 the paid capital of the Banks is represented by ordinary shares subscribed and paid, with no par value as presented below:

Common shares
	As of March 31, 2019	As of December 31, 2018
Issued as of January 1,	512,406,760,091	512,406,760,091
Issuance of paid shares	-	-
Issuance of shares pending payment	-	-
Repurchase of own shares	-	-
Sale of own shares	-	-
Totals	512,406,760,091	512,406,760,091

•	Subscribed and paid shares

As of March 31, 2019 and December 31, 2018 the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

•	Purchase and sale of own shares

During the three month periods ended March 31, 2019 and the year ended on December 31, 2018 there were no transactions to buy and sell own shares.

List of major shareholders

The shareholders list as of March 31, 2019 and December 31, 2018 is as follows:

Company name or shareholder name	Shares
	As of March 31, 2019		As of December 31, 2018
	N° shares	Ownership%	N° shares	Ownership%
Itaú Unibanco	195,408,043,473	38.14%	195,408,043,473	38.14%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SPA	1,800,000,000	0.35%	1,800,000,000	0.35%
Saga II SpA	7,000,000,000	1.37%	7,000,000,000	1.37%
Saga III SpA (1)	3,651,555,020	0.71%	3,651,555,020	0.71%

Familie Saieh	146,394,540,608	28.57%	146,394,540,608	28.57%
Corp Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA (2)	10,266,690,535	2.00%	10,266,690,535	2.00%

International Finance Corporation	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	153,586,266,299	29.97%	153,586,266,299	29.98%
Corredoras de bolsa	56,476,665,178	11.02%	55,932,422,813	10.92%
Tenedores de ADR e inversionistas extranjeros	44,953,944,517	8.77%	45,346,382,413	8.85%
Administradoras generales de fondos	16,295,855,416	3.18%	16,295,855,416	3.18%
Grupo Santo Domingo	9,817,092,180	1.92%	9,817,092,180	1.92%
Compañías de seguros	6,615,874,441	1.29%	6,615,874,441	1.29%
Administradoras de fondos de pensiones	4,611,976,714	0.90%	4,611,976,714	0.90%
Otros accionistas minoritarios	14,814,857,853	2.89%	14,966,662,322	2.92%

Totals	512,406,760,091	100%	512,406,760,091	100%

(1)	Shares in custody of a third party.
(2)	Includes 640,844,096 shares in custody of a third party.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	77

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 23 – Equity, continued

b.	Dividends

At the Ordinary Meeting of the Shareholders of Banco Itaú Corpbanca held on March 19, 2019 the shareholders agreed to distribute profits for MCh$51,614 representing 30% of the profits for 2018.

A the Ordinary Meeting of the Shareholders of Banco Itaú Corpbanca held on March 27, 2018 the shareholders agreed to distribute profits for MCh$22,979, representing 40% of the 2017 profits.

Exercise	Income attributable to equity holders of the Bank	Allocated to reserves and retained earnings	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%	N°	$
Year 2018 (Shareholders Meeting March 2019)	172,047	120,433	51,614	30%	512,406,760,091	0.10073
Year 2017 (Shareholders Meeting March 2018)	57,447	34,468	22,979	40%	512,406,760,091	0.04485

As of March 31, 2019 and December 31, 2018 and for the three month periods ended on March 31, 2019 and for the year ended December 31, 2018 the basic earnings and diluted earnings are as follows:

	As of March 31, 2019		As of December 31, 2018
Basic earning and diluted earning	Number of shares	Amount	Number of shares	Amount
	Millons	MCh$	Millons	MCh$
Basic earnings per share
Net income for the period		28,252		172,047
Weighted average number of outstanding shares	512,407	-	512,407	-
Assumed convertible debt conversion	-	-	-	-
Adjusted number of outstanding shares	512,407	-	512,407	-
Basic earnings per share (Chilean pesos)		0.055		0.336
Diluted earnings per share
Net income for the period		28,252		172,047
Weighted average number of outstanding shares	512,407		512,407
Dilutive effects
Assumed convertible debt conversion	-	-	-	-
Conversion of common shares	-	-	-	-
Options rights	-	-	-	-
Adjusted number of shares	512,407		512,407
Diluted earnings per share (Chilean pesos)		0.055		0.336

During the three month period ended March 31, 2019 and for the year ended on December 31, 2018, there were no dilutive effects.

c.	Valuation accounts

Available for sale investments: It includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or any impairment.

Net investment in foreign operations hedge: Corresponds to adjustments for hedges of net investments in foreign operations.

Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco Itaú Corpbanca (Chilean peso).

Defined benefits obligations: This includes the effects of complying with IAS 19 “Employees Benefit”.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	78

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 23 – Equity, continued

The following are the equity effects and income taxes for three month periods ended March 31, 2019 and for the year ended on December 31, 2018:

As of March 31, 2019	Available for sale investments	Net investments in foreign operations hedges	Cash flows hedges	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2019	16,337	5,559	29,403	(19,119)	(3,236)	28,944
Effects for the year	(111)	(9,223)	2,776	(1,497)	(2)	(8,057)
Balances as of March 31, 2019	16,226	(3,664)	32,179	(20,616)	(3,238)	20,887

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2019	(6,375)	(280)	(7,746)	-	689	(13,712)
Effects for the year	143	1,883	(160)		-	1,866
Balances as of March 31, 2019	(6,232)	1,603	(7,906)	-	689	(11,846)

9Net balances as of March 31, 2019	9,994	(2,061)	24,273	(20,616)	(2,549)	9,041

As of March 31, 2018	Available for sale investments	Net investments in foreign operations hedges	Cash flows hedges	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2018	16,592	(5,730)	64,741	(57,485)	(2,736)	15,382
Effects for the year	4,479	2,655	(23,976)	28,461	(140)	11,479
Balances as of March 31, 2018	21,071	(3,075)	40,765	(29,024)	(2,876)	26,861

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2018	(4,937)	1,389	(17,287)	-	718	(20,117)
Effects for the year	(1,590)	(717)	6,238		37	3,968
Balances as of March 31, 2018	(6,527)	672	(11,049)	-	755	(16,149)

9Net balances as of March 31, 2018	14,544	(2,403)	29,716	(29,024)	(2,121)	10,712

d.	Reserves

This item corresponds to “Other non-earnings reserves” corresponding to the adjustments recorded as a result of the business combination between Banco Itaú Chile and Corpbanca for MCh$839,120 as of March 31, 2019 and December 31, 2018, and reserves from Banco Itaú Chile before the business combination for MCh$451,011 as of March 31, 2019 and December 31, 2018.

e.	Retained earnings from prior years

Corresponds to profits for the year ended on December 31, 2018 and 2017 not distributed to shareholders for a total of MCh$ 156,342 as of March 31, 2019 and MCh$35,909 as of December 31, 2018.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	79

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 23 – Equity, continued

f.	Non-controlling interest

Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below:

As of and for the three month period ended on March 31, 2019

				Other comprehensive income (loss)
Subsidiary	Non- controlling interest	Equity	Net income	Defined benefits obligations	Available for sale investments	Exchange differences	Net investment in foreign operations hedges in Colombia	Cash flows hedges	Deferred taxes	Total other comprehensive income	Total comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.000%	330	6	-	-	-	-	-	-	-	6
Banco Itaú Corpbanca Colombia S.A. and subsidiaries	33.721%	225,833	2,408	441	(52)	480	-	-	(201)	668	3,076
Totals		226,163	2,414	441	(52)	480	-	-	(201)	668	3,082

As of and for the year ended December 31, 2018

				Other comprehensive income (loss)
Subsidiary	Non- controlling interest	Equity	Net income	Defined benefits obligations	Available for sale investments	Exchange differences	Net investment in foreign operations hedges in Colombia	Cash flows hedges	Deferred taxes	Total other comprehensive income	Total comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.000%	409	15	-	-	-	-	-	-	-	15
Banco Itaú Corpbanca Colombia S.A. y filiales	33.721%	222,672	4,776	(841)	10,244	(1,195)	-	(254)	374	8,328	13,104
Itaú Corredores de Seguros S.A. (Ex -Corpbanca Corredores de Seguros S.A.) (*)	0.000%	-	8	-	-	-	-	-	-	-	8
Totals		223,081	4,799	(841)	10,244	(1,195)	-	(254)	374	8,328	13,127

(*) On April 1, 2018, the merger of Corpbanca Corredores de Seguro S.A. and Itaú Chile Corredora de Seguros Limitada through the absorption of this last entity in the first took place, being its new name Itaú Corredores de Seguros S.A. On September 10, 2018, Itaú Corpbanca acquired 127,901 shares from minority investors. As a result, the Bank and its subsidiaries own a 100% of the Company shares.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	80

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 23 – Equity, continued

The following table shows the non-controlling interest movements for the three month period ended March 31, 2019 and for the year ended on December 31, 2018

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Balances as of January 1,	223,081	209,954
Comprehensive income (loss) for the year	3,082	13,127
Balances for the period ended	226,163	223,081

Itaú Corpbanca’s main subsidiary with non-controlling interest is as follows:

Entity name	Country	Ownership percentage	Non-controlling interest	Main business
Itaú Corpbanca Colombia S.A. and subsidiaries	Colombia	66.28%	33.72%	Banking

Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows:

Statements of Financial Position summary	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$

Current assets	1,640,902	4,679,588
Current liabilities	(1,329,952)	(3,523,186)
Net current assets (liabilities)	310,950	1,156,402

Non-current assets	567,964	1,664,700
Non-current liabilities	(653,977)	(2,160,781)
Net non-current assets (liabilities)	(86,013)	(496,081)
Total net assets (liabilities)	224,937	660,321

Accumulated non-controlling interest	226,163	222,672

	For the three month periods ended March 31,
Statements of Income summary	2019	2018
	MCh$	MCh$
Interest income	125,457	130,406
Income (loss) for the period	7,156	787
Non-controlling interest income (loss)	2,408	266

	For the three month periods ended March 31,
Statements of Cash Flows summary	2019	2018
	MCh$	MCh$
Net cash flows provided by (used in) operating activities	(35,654)	163,092
Net cash flows provided by (used in) investing activities	812	(149,871)
Net cash flows provided by (used in) financing activities	(9,247)	13,839
Net increase (decrease) in cash flows	(44,089)	27,060

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	81

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 23 – Equity, continued

g.	Consolidated comprehensive income for the period

Items	For the three month periods ended March 31,
	2019			2018
	Equity holders of the Bank	Non- controlling interest	Totals	Equity holders of the Bank	Non- controlling interest	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income (loss) for the year	28,252	2,414	30,666	42,760	271	43,031

Other comprehensive income (loss) before income taxes
Available for sale investments	(111)	441	330	4,479	(118)	4,361
Net investment in foreign operations hedges	2,776	480	3,256	(23,976)	1,468	(22,508)
Cash flow hedges	(9,223)	-	(9,223)	2,655	-	2,655
Exchange differences	(1,497)	(52)	(1,549)	28,461	9,065	37,526
Defined benefits obligations	(2)	-	(2)	(140)	(71)	(211)
Totals	(8,057)	869	(7,188)	11,479	10,344	21,823
Income taxes
Available for sale investments	143	(62)	81	(1,590)	(161)	(1,751)
Net investment in foreign operations hedges	(160)	(139)	(299)	6,238	(516)	5,722
Cash flows hedges	1,883	-	1,883	(717)	-	(717)
Defined benefits obligations	-	-	-	37	18	55
Totals	1,866	(201)	1,665	3,968	(659)	3,309
Other comprehensive income (loss) for the year	(6,191)	668	(5,523)	15,447	9,685	25,132
Comprehensive income (loss) for the year	22,061	3,082	25,143	58,207	9,956	68,163

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	82

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 24 – Interest Income and Interest Expense

This item comprises interest accrued in the year by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, independently if these are measured at fair value, as well as the effects from hedge accounting relationships, which are part of the interest income and expenses included in the Consolidated Statement of Income for the year.

a.	The composition of interest income, including the effects related to hedge accounting, for the three month periods ended March 31, 2019 and 2018, is as follows:

	For the three month periods ended March 31,
	2019				2018
Interest income	Interest	Inflation adjustments	Prepayment fees	Totals	Interest	Inflation adjustments	Prepayment fees	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	1,203	1	-	1,204	880	4	-	884
Interbank loans	1,553	-	-	1,553	750	-	-	750
Commercial loans	180,370	19,302	3,633	203,305	190,981	25,027	1,275	217,283
Mortgage loans	48,037	92	202	48,331	46,337	22,763	229	69,329
Consumer loans	92,967	-	663	93,630	90,468	265	534	91,267
Financial investments	22,417	(355)	-	22,062	24,782	5,737	-	30,519
Other interest income	3,895	(1)	-	3,894	2,070	16	-	2,086
Gain (loss) from hedge accounting	4,313	7,527	-	11,840	(2,575)	-	-	(2,575)
Totals	354,755	26,566	4,498	385,819	353,693	53,812	2,038	409,543

b.	Details of interest expenses and inflation adjustments including the effect related o hedge accounting, for the three month periods ended March 31, 2019 and 2018, is as follows:

	For the three month periods ended March 31,
	2019			2018
Interest expense	Interest	Inflation adjustments	Totals	Interest	Inflation adjustments	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(11,089)	(13)	(11,102)	(12,247)	(38)	(12,285)
Obligations under repurchase agreements	(7,176)	-	(7,176)	(7,171)	-	(7,171)
Time deposits and other time liabilities	(90,867)	101	(90,766)	(94,645)	(4,473)	(99,118)
Interbank borrowings	(20,335)	1	(20,334)	(16,403)	(77)	(16,480)
Debt instruments issued	(50,818)	(151)	(50,969)	(47,781)	(26,149)	(73,930)
Other financial liabilities	(104)	-	(104)	(103)	-	(103)
Lease contracts liabilities	(1,042)	-	(1,042)			-
Other Interest expense	(11)	(285)	(296)	(196)	(1,066)	(1,262)
Gain (loss) from hedge accounting	(5,025)	-	(5,025)	(2,127)	-	(2,127)
Totals	(186,467)	(347)	(186,814)	(180,673)	(31,803)	(212,476)

For purposes of the Interim Consolidated Statement of cash flows, the net amount of interest and inflation adjustments for the three month period ended March 31, 2019 is MCh$ 199,005 (MCh$ 197,067 for the three month period ended of March 31, 2018).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	83

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 25 – Fee and Commission Income and Expense

a)	Fee and commission income

This item comprises the amount of all commissions accrued and paid during the year that generate the business segments, except for those that form an integral part of the effective interest rate of the financial instruments. Details of these items are as follows:

Fee and commission income	For the three month periods ended March 31,
	2019	2018
	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	312	1,618
Fees and commissions from guarantees and letters of credit	3,905	3,327
Fees and commissions from card services	18,402	17,972
Fees and commissions from accounts management	3,962	2,406
Fees and commissions from collections and payments	6,020	5,134
Fees and commissions from brokerage and securities management	2,345	2,681
Fees and commissions from asset management	6,216	6,048
Insurance brokerage fees	8,808	9,005
Investment banking and advisory fees	6,514	4,947
Fees and commissions from student loans ceded	1,434	1,262
Commissions on loan transactions	553	326
Commissions from mortgage credits	329	399
Other fees from services rendered	573	1,959
Other commissions earned	1,671	838
Totales	61,044	57,922

b)	Fee and commission expense

This item includes expenses for commissions accrued during for the period, according to the following detail:

Fee and commission expense	For the three month periods ended March 31,
	2019	2018
	MCh$	MCh$
Compensation for card operation	(13,842)	(8,627)
Fees and commissions for securities transactions	(727)	(967)
Commissions paid for foreign trade transactions	(633)	(505)
Commissions paid for customer loyalty program benefits	(650)	(615)
Commissions paid for services to customers management	(378)	(646)
Other commissions paid	(1,125)	(776)
Totales	(17,355)	(12,136)

Commissions earned on mortgage finance loans are recorded in the Interim Consolidated Statement of Income under “Interest income”.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	84

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 26 – Net Income (Expense) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income (expense) from financial operations in the Interim Consolidated Statements of Income for the period is as follows:

	For the three month periods ended March 31,
	2019	2018
	MCh$	MCh$
Trading investments	3,491	1,337
Financial derivative contracts (trading)	(10,528)	(39,578)
Sale of loans and accounts receivable from customers (*)	(1,826)	47
Available for sale investments	9,162	4,256
Others	(466)	2,151
Totals	(167)	(31,787)

(*) See detail in Note 10, letter c).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	85

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 27 – Net Foreign Exchange Gain (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gains (losses) details are as follows:

	For the three month periods ended March 31,
	2019	2018
	MCh$	MCh$
Net foreign exchange gain (loss)
Gain (loss) on net foreign currency exchange positions	18,642	58,817
Other foreign currency Exchange gains (losses)	920	807
Subtotals	19,562	59,624
Net exchange rate adjustments gain (loss)
Adjustments for loans and accounts receivable from customers	(153)	(19)
Adjustment for investment instruments	-	(168)
Adjustment for other assets	1	-
Adjustments for other liabilities	-	237
Net gain (loss) from hedge accounting	(10,004)	(11,800)
Subtotals	(10,156)	(11,750)
Totals	9,406	47,874

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	86

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 28 – Provision for Loan Losses

a.	The movement registered in income for the year related to allowances and impairment due to credit risk, for the three month periods ended March 31, 2019 and 2018, is summarized as follows:

	For the three month periods ended March 31, 2019
		Loans and accounts receivable from customers
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	Minimum normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(454)	(32,204)	-	-	(2,225)	-	-	(34,883)
Collectively assessed	-	(12,290)	(4,879)	(77,238)	(927)	-	-	(95,334)
Income (loss) for provisions established (*)	(454)	(44,494)	(4,879)	(77,238)	(3,152)	-	-	(130,217)
Provisions released
Individually assessed	279	20,245	-	-	6,170	-	-	26,694
Collectively assessed	-	6,649	2,413	35,143	251	-	-	44,456
Income (loss) for provisions released (*)	279	26,894	2,413	35,143	6,421	-	-	71,150
Recovery of loans previously charged-off	-	3,014	494	7,702	-	-	-	11,210
Net charge to income	(175)	(14,586)	(1,972)	(34,393)	3,269	-	-	(47,857)

	For the three month periods ended March 31, 2018
		Loans and accounts receivable from customers
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	Minimum normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(53)	(26,495)	-	-	(1,964)	-	-	(28,512)
Collectively assessed	-	(12,684)	(6,882)	(67,561)	(217)	-	-	(87,344)
Income (loss) for provisions established (*)	(53)	(39,179)	(6,882)	(67,561)	(2,181)	-	-	(115,856)
Provisions released
Individually assessed	13	23,810	-	-	1,606	-	-	25,429
Collectively assessed	-	3,422	4,115	21,696	260	-	-	29,493
Income (loss) for provisions released (*)	13	27,232	4,115	21,696	1,866	-	-	54,922
Recovery of loans previously charged-off	-	3,355	412	4,680	-	-	-	8,447
Net charge to income	(40)	(8,592)	(2,355)	(41,185)	(315)	-	-	(52,487)

(*) The amounts in the Interim Consolidated Statements of Cash Flows for the period are as follows:

	For the three month periods ended March 31,
	2019	2018
	MCh$	MCh$
Charge to income for provisions established	130,217	115,856
Credit to income for provisions used	(71,150)	(54,922)
Totals	59,067	60,934

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	87

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 29 – Personnel Salaries and Expenses

Personnel salaries and expenses for the three month periods ended March 31, 2019 and 2018, are broken down as follows:

	For the three month periods ended March 31,
	2019	2018
	MCh$	MCh$
Personnel compensation	(43,712)	(41,885)
Bonuses or gratifications	(19,689)	(18,135)
Seniority compensation	(3,269)	(3,745)
Training expenses	(231)	(208)
Other personnel expenses	(6,055)	(6,676)
Totales	(72,956)	(70,649)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	88

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 30 – Administrative Expenses

For the three month periods ended on March 31, 2019 and 2018, the composition of this item is as follows:

	For the three month periods ended March 31,
	2019	2018
	MCh$	MCh$
Administration expenses	(43,383)	(53,916)
Maintenance and repair of fixed assets	(7,370)	(7,630)
Office lease (*)	-	(9,268)
Equipment lease (*)	-	(631)
Insurance payments	(4,485)	(5,539)
Office supplies	(421)	(411)
IT and communications expenses	(11,982)	(12,734)
Utilities and other services	(1,183)	(1,016)
Security and transportation of securities services	(1,496)	(1,119)
Representation and personnel travel expenses	(756)	(1,028)
Legal and notarial expenses	(4,557)	(3,203)
Technical report fees	(2,963)	(2,933)
Professional services fees	(421)	(483)
Expenses for lease	(437)	-
ATM maintenance and management services	(1,456)	(1,082)
Temporary external services	(93)	(796)
Postage and mailing expenses	(293)	(594)
Internal events	(323)	(161)
Donations	(480)	-
Other services	(1,818)	(1,704)
Miscellaneous contributions	(16)	(16)
Credit card management services	(928)	(739)
Other administrative expenses	(1,905)	(2,829)

Outsourced services	(5,796)	(6,717)
Data processing	(3,026)	(4,024)
Products sales	(185)	(217)
Others	(2,585)	(2,476)

Board expenses	(370)	(338)
Board of Directors compensation	(370)	(338)

Marketing and advertising expenses	(2,391)	(3,162)

Taxes and contributions	(7,460)	(10,021)
Real estate contributions	(122)	(77)
Patents	(262)	(371)
Other taxes (**)	(5,051)	(7,564)
Contributions to SBIF	(2,025)	(2,009)
Totals	(59,400)	(74,154)

(*) As instructed per circular N°3.645 issued by the SBIF, all future payments from leases subject to IFRS 16, are recognized and later amortized on “Right of use assets under lease agreement”. Low value leases that fall out scope IFRS 16 are to be recognized as an expense and classified under “expenses contract lease”.

(**) Correspond to taxes other than income taxes subject to Banco Itaú Corpbanca Colombia S.A and subsidiaries (Colombia segment), which affect to local financial transactions, commercial activities or services such as, value added tax, taxes to equity among other.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	89

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 31 – Depreciation, Amortization, and Impairment

a.	Depreciation and amortization

The amounts corresponding to charges to income for depreciation and amortization for the three month periods ended March 31, 2019 and 2018, are detailed below:

Depreciation and amortization	Note	For the three month periods ended March 31,
		2019	2018
		MCh$	MCh$
Depreciation of fixed assets	14	(3,749)	(4,687)
Amortization of intangible assets	13	(17,560)	(15,296)
Depreciation of assets for right to use of lease (*)	14	(9,199)	-
Totals		(30,508)	(19,983)

(*) See note 2 accounting changes

b.	Impairment

As of and for the three month period ende don March 31, 2019

The Bank evaluates whether there is any indication of impairment of property, plant and equipment, intangibles and goodwill allocated to each Cash Generating Unit (CGU). Should any such indication exist, or when an impairment test is required, the Bank estimates the recoverable amount (RA) of its CGU.

The Bank has defined two CGUs: CGU Chile (Itaú Corpbanca and its Chileans subsidiaries and subsidiary located in New York) and CGU Colombia (Itaú Corpbanca Colombia and its subsidiaries and Itaú Corredores de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by Top management because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	90

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 32 – Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the Chilean Superintendency of Banks and Financial Institutions, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of publicly traded companies and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officer or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank.

a.	Loans granted to related parties

As of March 31, 2019 and December 31, 2018 the loans granted to related persons are detailed below:

	As of March 31, 2019			As of December 31, 2018
	Productive companies	Investment companies	Individuals	Productive companies	Investment companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	104,254	51,902	4,047	170,873	64,073	3,960
Mortgage loans	-	-	21,949	-	-	21,154
Consumer loans	-	-	6,718	-	-	5,961
Gross loans and accounts receivable from customers	104,254	51,902	32,714	170,873	64,073	31,075
Allowance for loan losses	(2,707)	(66)	(104)	(2,550)	(70)	(63)
Net loans and accounts receivable from customers	101,547	51,836	32,610	168,323	64,003	31,012
Contingent loans
Contingent loans	9,823	15,336	14,517	10,803	16,325	9,220
Provisions for contingent loans	(12)	(310)	(15)	(16)	(308)	(10)
Net contingent loans	9,811	15,026	14,502	10,787	16,017	9,210

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	91

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 32 – Related Party Transactions, continued

b.	Other transactions and contracts with related parties

Below are the balances as of March 31, 2019 and December 31, 2018, for transactions with related parties and the impact on income for the three month periods ended March 31, 2019 and 2018:

		As of March 31, 2019			As of December 31, 2018	Al 31 de marzo de 2018
Corporate name	Description	Balances receivable (payable)	Effect on income		Balances receivable (payable)	Effect on income
			Income	Expense		Income	Expense
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	ATM management	-	-	1,042	-	-	824
Transbank S.A.	Credit card management	-	-	4,845	-	-	4,738
Combanc S.A.	Data transmission services	-	-	91	-	-	83
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	-	51	84	-	168	235
Corp Research S.A.	Management consulting services	-	-	117	-	-	76
Itaú Chile Inv. Serv. y Administración S.A.	Leases	-	-	112	-	-	67
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services	-	-	-	-	-	-
VIP Asesorias y Servicios Integrales Ltda.	Marketing services	-	-	-	-	-	51
Everis Chile S.A.	Department stores	-	-	-	-	-	280
CAI Gestion Inmobiliaria S.A.	Other services	-	-	3	-	-	34
Promoservice S.A.	Bank services	-	-	-	-	-	-
Comder Contraparte Central S.A	Credit card management	-	-	134	-	-	-
Operadora de Tarjeta de Crédito Nexus S.A.	Office lease and common expenses	-	-	738	-	-	795
Inmobiliaria Edificio Corpgroup S.A.	Accomodations, events	-	-	1,001	-	-	1,028
Hotel Corporation of Chile S.A.	Advisory services	-	-	4	-	-	57
Corp Imagen y diseños S.A.	Publishing services	-	-	21	-	-	-
Corp Group Holding Inversiones Limitada	ATM space rentals (See Note 16)	-	-	103	-	-	34
SMU S.A., Rendic Hnos. S.A.	Management advisory services	5,125	-	573	5,698	-	559
Inversiones Corp Group Interhold Ltda.	Financial services	-	-	628	-	-	948
Bcycle Latam SPA	Other services	-	-	157	-	-	-
Bolsa de Comercio de Santiago	Advisory services	-	-	47	-	-	-
Itaú Unibanco	Bank services	2,080	-	-	1,804	-	-
Adexus S.A.	Data transmission services	-	-	293	-	-	-

These transactions were carried out at normal market prices prevailing on the date of the transactions.

c.	Donations

Corporate name	Description	For the three month periods ended March 31,
		2019	2018
		MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	658	589
Fundación Descúbreme	Donations	101	96
Fundación Itaú	Donations	84	76

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	92

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 33 – Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 “Fair value of financial instruments” of the SBIF and IFRS 13 “Fair value measurement”. These standards have been applied to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal2 or most advantageous2 market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction.

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a)

They are independent of each other, i.e. they are not related parties as defined in IAS 24 Related Party Disclosures, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b)

They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c)	They are able to enter into a transaction for the asset or liability.
d)	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

2 The market with the greatest volume and level of activity for the asset or liability.

2 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	93

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 33 – Fair Value of Financial Assets and Liabilities, continued

Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.

A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.

An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Credit risk. The fair value of a liability reflects the effect of the credit risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

a.

Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.

Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

c.	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.
b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	94

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 33 – Fair Value of Financial Assets and Liabilities, continued

c.

The temporary value of money, represented by the rate on risk-free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk-free interest rate).

d.	The price to bear the uncertainty inherent in the cash flows (i.e., a risk premium).
e.	Other factors that market participants would take into account in these circumstances.
f.	For a liability, the credit risk related to that liability, including the entity’s own credit risk (i.e. the debtor’s).

Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value

The following is a summary of the fair values of the main financial assets and liabilities as of March 31, 2019 and December 31, 2018, including those that are not presented at fair value in the Consolidated Statement of Financial Position.

	As of March 31, 2019			As of December 31, 2018
	Book value	Estimated fair value		Book value	Estimated fair value
		Recurring	Non- recurring		Recurring	Non- recurring
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	852,518	-	852,518	987,680	-	987,680
Cash items in process of collection	569,204	-	569,204	318,658	-	318,658
Trading investments	222,802	222,802	-	86,938	86,938	-
Investments under resale agreements	30,234	-	30,234	109,467	-	109,467
Financial derivative contracts	1,309,222	1,309,222	-	1,368,957	1,368,957	-
Interbank loans, net	309,263	-	309,263	341,244	-	341,244
Loans and accounts receivable from customers, net	21,018,326	-	21,298,026	20,833,935	-	20,947,417
Available for sale investments	2,393,890	2,393,890	-	2,650,776	2,650,776	-
Held to maturity investments	211,097	-	210,235	198,910	-	198,272
Totals	26,916,556	3,925,914	23,269,480	26,896,565	4,106,671	22,902,738
LIABILITIES
Deposits and other demand liabilities	4,341,345	-	4,341,345	4,300,475	-	4,300,475
Cash in process of being cleared	518,443	-	518,443	247,165	-	247,165
Obligations under repurchase agreements	706,299	-	706,299	1,015,614	-	1,015,614
Time deposits and other time liabilities	9,966,450	-	10,018,878	10,121,111	-	10,135,722
Financial derivative contracts	1,088,654	1,088,654	-	1,112,806	1,112,806	-
Interbank borrowings	2,277,389	-	2,283,838	2,327,723	-	2,335,509
Debt instruments issued	6,305,812	-	6,770,240	6,010,124	-	6,311,527
Lease contracts liabilities	168,096	-	168,096	-	-	-
Other financial liabilities	10,764	-	10,764	12,400	-	12,400
Totals	25,383,252	1,088,654	24,817,903	25,147,418	1,112,806	24,358,412

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 33 – Fair Value of Financial Assets and Liabilities, continued

The following section describes the methods used to estimate fair value:

a.	Measurement of the fair value of assets and liabilities for disclosure purposes (Non-recurring).

Measurement at fair value of items on non-recurring basis	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
ASSETS
Cash and deposits in banks	852,518	987,680
Cash items in process of collection	569,204	318,658
Investments under resale agreements	30,234	109,467
Interbank loans, net	309,263	341,244
Loans and accounts receivable from customers, net	21,298,026	20,947,417
Held to maturity investments	210,235	198,272
Totales	23,269,480	22,902,738
LIABILITIES
Deposits and other demand liabilities	4,341,345	4,300,475
Cash in process of being cleared	518,443	247,165
Obligations under repurchase agreements	706,299	1,015,614
Time deposits and other time liabilities	10,018,878	10,135,722
Financial derivative contracts	2,283,838	2,335,509
Interbank borrowings	6,770,240	6,311,527
Lease contracts liabilities	168,096	-
Other financial liabilities	10,764	12,400
Totales	24,817,903	24,358,412

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

•	Cash and deposits in banks
•	Cash in the process of collection
•	Investments under agreements to resell
•	Checking accounts and demand deposits
•	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies.

This methodology was applied to:

•	Interbank loans
•	Loans and accounts receivable from customers

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 33 – Fair Value of Financial Assets and Liabilities, continued

Held to maturity investments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•	Time deposits and saving accounts
•	Interbank borrowings
•	Debt instruments issued

b.	Fair value measurement of financial assets and liabilities for recording purposes (recurring)

Measurement at fair value of items on a recurring basis	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
ASSETS
Trading securities	222,802	86,938
Chilean Central Bank and Government securities	97,596	36,608
Other securities issued locally	8,392	4,017
Foreign government and central bank instruments	91,169	23,276
Other securities issued abroad	25,229	19,505
Investments in mutual funds	416	3,532
Available for sale investments	2,393,890	2,650,776
Chilean Central Bank and Government securities	1,165,261	1,352,084
Other securities issued locally	143,799	196,439
Foreign government and central bank instruments	625,205	769,693
Other securities issued abroad	459,625	332,560
Financial derivative contracts	1,309,222	1,368,987
Forwards	206,665	342,993
Swaps	1,100,233	1,021,701
Call options	2,219	4,217
Put options	75	46
Futures contracts	30	30
Totals	3,925,914	4,106,701
LIABILITIES
Financial derivative contracts	1,088,654	1,112,806
Forwards	195,969	322,241
Swaps	890,979	788,133
Call options	1,009	1,493
Put options	697	939
Totals	1,088,654	1,112,806

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 33 – Fair Value of Financial Assets and Liabilities, continued

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

•	Trading investments
•	Available for sale investments

Financial derivative contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the credit risk of each counterparty.

As of March 2019, the Bank’s Management decided to recognize in its Interim Consolidated Financial Statements the effect on the valuation of the derivatives corresponding to the Debit Value Adjustment (DVA here on). This valuation criterion generated a positive result of MCh $ 301, which has been recognized as a change in the estimate in accordance with IAS 8 “Accounting policies, changes in accounting estimates and errors.

The adjustment is internationally known as the counterparty risk, which consists of an adjustment for debtor’s credit risk (credit value adjustment or “CVA”).This adjustment is periodically recorded in the financial statements.

As of March 31, 2019, the portfolio of derivative contracts both in Chile and Colombia have an aggregate effect of MCh$42,294 (MCh$38,429 as of December 31, 2018), broken down as follow:

	As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$
Derivatives held for hedging	(66)	(121)
Fair value hedge	(46)	(70)
Currency forwards	-	-
Currency swaps	(43)	(68)
Interest rate swaps	(3)	(2)
Cash flows hedge	-	(51)
Currency forwards	-	(51)
Currency swaps	-	-
Interest rate swaps	-	-
Net investment in a foreign operation hedge	(20)	-
Currency forwards	(20)	-
Currency swaps	-	-
Interest rate swaps	-	-
Derivatives held for trading	(42,228)	(38,308)
Currency forwards	(81)	(310)
Interest rate swaps	(36,578)	(31,671)
Currency swaps	(5,569)	(6,327)
Call currency options	-	-
Put currency options	-	-
Total financial derivatives	(42,294)	(38,429)

Itaú Corpbanca and subsidiaries – Interim Consolidated Financial Statements – March 31, 2019	98

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 33 – Fair Value of Financial Assets and Liabilities, continued

c.	Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

•	Level 1

Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows.

•	Level 2

The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from over-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 33 – Fair Value of Financial Assets and Liabilities, continued

•	Level 3

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model’s parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

Impact calibration	As of March 31, 2019			As of December 31, 2018
	Forward Americano USD- CLP	Basis TAB CLP	Basis TAB CLF	Forward Americano USD-CLP	Basis TAB CLP	Basis TAB CLF
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP	-	-	-	-	-	-
TAB 30	-	105	-	-	116	-
TAB 90	-	10	-	-	26	-
TAB 180	-	44	19	-	50	21
TAB 360	-	-	4	-	3	5
Totals	-	159	23	-	195	26

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.
II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 33 – Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance to the fair value hierarchy established in IFRS 13 as of March 31, 2019 and December 31, 2018.

Measurement at fair value of instruments on a recurring basis using	As of March 31, 2019				As of December 31, 2018
	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non- observable significant inputs (Level 3)	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	222,802	197,569	25,233	-	86,938	67,430	19,508	-
Chilean Central Bank and Government securities	97,596	97,596	-	-	36,608	36,608	-	-
Other securities issued locally	8,392	8,388	4	-	4,017	4,014	3	-
Foreign government and central bank instruments	91,169	91,169	-	-	23,276	23,276	-	-
Other securities issued abroad	25,229	-	25,229	-	19,505	-	19,505	-
Investments in mutual funds	416	416	-	-	3,532	3,532	-	-
Available for sale investments	2,393,890	2,253,349	140,541	-	2,650,776	2,458,410	192,366	-
Chilean Central Bank and Government securities	1,165,261	1,165,261	-	-	1,352,084	1,352,084	-	-
Other securities issued locally	143,799	5,167	138,632	-	196,439	5,979	190,460	-
Foreign government and central bank instruments	625,205	625,205	-	-	769,693	769,693	-	-
Other securities issued abroad	459,625	457,716	1,909	-	332,560	330,654	1,906	-
Financial derivative contracts	1,309,222	-	1,287,846	21,376	1,368,957	-	1,341,801	27,156
Forwards	206,665	-	206,399	266	342,993	-	342,375	618
Swaps	1,100,233	-	1,079,123	21,110	1,021,701	-	995,163	26,538
Call options	2,219	-	2,219	-	4,217	-	4,217	-
Put options	75	-	75	-	46	-	46	-
Future contracts	30	-	30	-	-	-	-	-
Totals	3,925,914	2,450,918	1,453,620	21,376	4,106,671	2,525,840	1,553,675	27,156
LIABILITIES
Financial derivative contracts	1,088,654	-	1,087,977	677	1,112,806	-	1,112,237	569
Forwards	195,969	-	195,854	115	322,241	-	322,192	49
Swaps	890,979	-	890,417	562	788,133	-	787,613	520
Call options	1,009	-	1,009	-	1,493	-	1,493	-
Put options	697	-	697	-	939	-	939	-
Totals	1,088,654	-	1,087,977	677	1,112,806	-	1,112,237	569

d.	Transfers between level 1 and level 2

For the three month period ended on March 31, 2019 and for the year ended on December 31, 2018, no transfers were porfomed:

Measurement at fair value of instruments on a recurring basis	As of March 31, 2019			As of December 31, 2018
	Fair value	Level 1 to 2	Level 2 to 1	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading investments	86,938	-	-	86,938	-	-
Available for sale investments	2,650,776	-	-	2,650,776	-	-
Financial derivative contracts	1,368,957	-	-	1,368,957	-	-
Total	4,106,671	-	-	4,106,671	-	-
LIABILITIES
Financial derivative contracts	1,112,806	-	-	1,112,806	-	-
Total	1,112,806	-	-	1,112,806	-	-

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 33 – Fair Value of Financial Assets and Liabilities, continued

In accordance with table befoumention table no transferer were performed between level 1 and 2.

e.	Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

●

Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

●	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and December 31, 2018.

	As of March 31, 2019						As of December 31, 2018
Level 3 reconciliation	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance	Opening balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Purchases, sales and agreements	Transfers from level 1 or level 2	Ending balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts	27,156	1,124	-	(6,905)	-	21,375	30,528	5,863	-	(9,235)	-	27,156
Forwards	618	(302)	-	(51)	-	265	53	716	-	(151)	-	618
Swaps	26,538	1,426	-	(6,854)	-	21,110	30,475	5,147	-	(9,084)	-	26,538
Call options	-	-	-	-	-	-	-	-	-	-	-	-
Put options	-	-	-	-	-	-	-	-	-	-	-	-
Totals	27,156	1,124	-	(6,905)	-	21,375	30,528	5,863	-	(9,235)	-	27,156
LIABILITIES
Financial derivative contracts	569	1,332	-	(1,224)	-	677	605	1,223	-	(1,259)	-	569
Forwards	49	1,217	-	(1,151)	-	115	-	831	-	(782)	-	49
Swaps	520	115	-	(73)	-	562	605	392	-	(477)	-	520
Call options	-	-	-	-	-	-	-	-	-	-	-	-
Put options	-	-	-	-	-	-	-	-	-	-	-	-
Totals	569	1,332	-	(1,224)	-	677	605	1,223	-	(1,259)	-	569

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 33 – Fair Value of Financial Assets and Liabilities, continued

f.	Hierarchy for remaining assets and liabilities.

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of March 31, 2019 and December 31, 2018:

Measurement at fair value of items on a non-recurring basis	As of March 31, 2019				As of December 31, 2018
	Estimated fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non- observable significant inputs (Level 3)	Estimated fair value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non- observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	852,518	852,518	-	-	987,680	987,680	-	-
Cash items in process of collection	569,204	569,204	-	-	318,658	318,658	-	-
Investments under resale agreements	30,234	30,234	-	-	109,467	109,467	-	-
Interbank loans, net	309,263	309,263	-	-	341,244	341,244	-	-
Loans and accounts receivable from customers, net	21,298,026	-	-	21,298,026	20,947,417	-	-	20,947,417
Held to maturity investments	210,235	-	210,235	-	198,272	-	198,272	-
Totals	23,269,480	1,761,219	210,235	21,298,026	22,902,738	1,757,049	198,272	20,947,417
LIABILITIES
Deposits and other demand liabilities	4,341,345	4,341,345	-	-	4,300,475	4,300,475	-	-
Cash in process of being cleared	518,443	518,443	-	-	247,165	247,165	-	-
Obligations under repurchase agreements	706,299	706,299	-	-	1,015,614	1,015,614	-	-
Time deposits and other time liabilities	10,018,878	-	10,018,878	-	10,135,722	-	10,135,722	-
Interbank borrowings	2,283,838	2,283,838	-	-	2,335,509	2,335,509	-	-
Debt instruments issued	6,770,240	-	6,770,240	-	6,311,527	-	6,311,527	-
Lease contracts liabilities	168,096	168,096	-	-	-	-	-	-
Other financial liabilities	10,764	10,764	-	-	12,400	12,400	-	-
Totals	24,817,903	8,028,785	16,789,118	-	24,358,412	7,911,163	16,447,249	-

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 34 – Risk Management

In accordance with Note 1 letter b) these Interim Consolidated Financial Statements in relation to the application of IAS 34 “Intermediate Financial Information”, the interim financial information is prepared mainly with the intention of updating the contents of the financial statements. Last Annual Consolidated Financial Statements, emphasizing the new activities, events and circumstances that occurred during the three-month periods ended March 31, after the end of the year, and not duplicating the information previously published in the most recent Consolidated Financial Statements.

Therefore, the present Interim Consolidated Financial Statements do not include all the information required by the full Annual Consolidated Financial Statements prepared in accordance with the international standards of accounting and financial information agreed by the IASB, for a proper understanding of the information. That is included in these Financial Statements, these must be read in conjunction with the annual Consolidated Financial Statements, corresponding to the immediately preceding annual period (information available at www.itau.cl).

The following is a description of the main business activities and policies of the Bank in terms of risk management.

a) Credit Risk

Credit risk is the risk of potential loss that it faces, if a client or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

For Itaú Corpbanca, adequate risk management in all areas and, in particular, with regard to credit risk is one of the fundamental pillars for managing the Bank’s portfolio, ensuring that it maintains an adequate risk / return ratio.

The Credit Managements have autonomy vis-à-vis the business areas and their size and organization are in accordance with the demands demanded by the size of the portfolio, as well as the complexity of the operations.

For the management, administration and monitoring of credit risk, each Credit Risk Management uses tools and methodologies that are in accordance with the segments they address. These allow an appropriate control of the risk, according to the size and complexity of the operations carried out by the Bank.

The Bank has a structure of Credit Committees associated with the Debtor’s Risk Rating and with attributions based mostly on the committees in which Risk Managers participate. On certain amounts, a concurrence of Bank Directors is required.

It is these committees that define the levels of individual and group exposure to clients, as well as the mitigating conditions such as guarantees, credit agreements or others. As part of the policies it is defined that all customers must be analyzed at least once a year, when the line is renewed (situation that occurs first), or by activation of any alert.

The Bank’s risk management tool divides its portfolio into the following categories:

●	Normal risk portfolio
●	Substandard portfolio
●	Non-compliant portfolio

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 34 – Risk Management, continued

Normal risk portfolio

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated using a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial position parameters, which are weighted based on the Bank’s total sales.

Substandard portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 90 days overdue that can be attributed to the company’s performance.

They are evaluated using a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Non-compliant portfolio

This portfolio is comprised of debtors managed by the Normalization Area and that come from clients with individual classification in default and all the clients that present some expired transaction originated by problems in their capacity to pay, regardless of their rating.

Monthly, the Asset Control and Classification Area checks that this provision is complied with.

Contingent commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include co-signatures and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.

Co-signatures and guarantees represent an irrevocable payment obligation. In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness. Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Models based on collectively assessed portfolios

To determine the provisions, group evaluations require the formation of groups of credits with homogeneous characteristics in terms of type of debtors and agreed conditions, in order to establish, by means of technically based estimates and following prudential criteria, both the payment behavior of the group in question as the recoveries of their unfulfilled credits.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 34 – Risk Management, continued

The non-performing portfolio includes all placements and 100% of the amount of the contingent loans of debtors who, at the end of a month, have any of the following conditions:

i) Overdue equal to or greater than 90 days in the payment of interest or principal of any loans;

ii) they are granted a loan to leave an operation that had more than 60 days of delay in its payment and

iii) it has been subject to forced restructuring or partial debt cancellation.

Financial instruments

The Bank, for this type of asset, measures the probability of uncollectibility to issuers using internal ratings and, when they are available, external such as independent risk evaluators of the Bank.

Maximum exposure to credit risk

Following is the distribution by financial asset of the maximum exposure to the Bank’s credit risk as of March 31, 2019 and December 31, 2018, for the different components of the balance sheet, including derivatives, without deducting the collateral or other credit enhancements received.

Maximum exposure	Nota	As of March 31, 2019	As of December 31, 2018
		MCh$	MCh$
Interbank loans	9	309,263	341,244
Loans and accounts receivable from customers	10	20,973,104	20,833,935
Financial derivative contracts	8	1,309,222	1,368,957
Investments under resale agreements	7	30,234	109,467
Available for sale investments	11	2,393,890	2,650,776
Held to maturity investments	11	211,097	198,910
Other assets	16	522,099	561,435
Contingent loans	22	5,502,220	5,383,914
Totals		31,251,129	31,448,638

For more details of the maximum exposure to credit and concentration risk for each type of financial instrument, refer to the specific Notes.

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to individuals, the main guarantees are:	For loans to companies, the main guarantees are:

-   Machinery and/or equipment

-   Buildings for specific purposes under construction

-   Agricultural land

-   Maritime ships and aircrafts

-   Mining infrastructure

-   Inventory

-   Agricultural assets

-   Industrial assets

-   Biological assets

-   Other warranties

- Urban plots or land

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 34 – Risk Management, continued

Credit quality of loans by loan portfolio

Credit quality is described in accordance with the compendium of accounting standards issued by the SBIF. A detail by credit risk category is presented below:

	As of March 31, 2019				As of December 31, 2018
Categories	Individual	% over total portfolio	Allowance	Coverange ratio	Individual	% over total portfolio	Allowance	Coverange ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
A1	90,946	0.42%	38	0.04%	110,565	0.51%	45	0.04%
A2	398,716	1.84%	315	0.08%	453,413	2.11%	475	0.10%
A3	3,197,833	14.77%	4,706	0.15%	3,097,001	14.40%	3,506	0.11%
A4	4,261,068	19.68%	34,176	0.80%	4,161,368	19.35%	37,403	0.90%
A5	2,848,860	13.16%	59,096	2.07%	2,840,866	13.21%	58,360	2.05%
A6	645,244	2.98%	23,578	3.65%	615,467	2.86%	27,477	4.46%

Normal risk portfolio	11,442,667	52.86%	121,909	1.07%	11,278,680	52.44%	127,266	1.13%
B1	270,494	1.25%	10,407	3.85%	277,825	1.29%	12,642	4.55%
B2	84,737	0.39%	8,184	9.66%	76,825	0.36%	2,570	3.35%
B3	67,991	0.31%	7,559	11.12%	61,891	0.29%	8,381	13.54%
B4	217,573	1.01%	64,310	29.56%	218,737	1.02%	60,218	27.53%

Substandar portfolio	640,795	2.96%	90,460	14.12%	635,278	2.96%	83,811	13.19%
C1	127,984	0.59%	2,560	2.00%	129,943	0.61%	2,599	2.00%
C2	67,762	0.31%	6,776	10.00%	74,940	0.35%	7,494	10.00%
C3	35,192	0.16%	8,798	25.00%	32,447	0.15%	8,112	25.00%
C4	29,117	0.13%	11,647	40.00%	58,943	0.27%	23,577	40.00%
C5	88,218	0.41%	57,342	65.00%	59,832	0.28%	38,891	65.00%
C6	114,263	0.53%	102,837	90.00%	121,096	0.56%	108,986	90.00%

Non-compliant portfolio	462,536	2.14%	189,960	41.07%	477,201	2.22%	189,659	39.74%

Subtotales	12,545,998	57.95%	402,329	3.21%	12,391,159	57.62%	400,736	3.23%

	As of March 31, 2019				As of December 31, 2018
Categories	Group	% over total portfolio	Allowance	Coverange ratio	Group	% over total portfolio	Allowance	Coverange ratio

	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Normal risk portfolio	1,760,929	8.13%	23,099	1.31%	1,801,827	8.38%	26,606	1.48%
Non-compliant portfolio	199,466	0.92%	38,642	19.37%	194,072	0.90%	36,429	18.77%
Commercial	1,960,395	9.06%	61,741	3.15%	1,995,899	9.28%	63,035	3.16%
Normal risk portfolio	4,250,727	19.64%	16,371	0.39%	4,235,934	19.70%	21,741	0.51%
Non-compliant portfolio	211,646	0.98%	20,499	9.69%	209,893	0.98%	14,352	6.84%
Living place	4,462,373	20.61%	36,870	0.83%	4,445,827	20.68%	36,093	0.81%
Normal risk portfolio	2,536,029	11.71%	85,362	3.37%	2,532,331	11.78%	104,580	4.13%
Non-compliant portfolio	143,849	0.66%	89,236	62.03%	137,432	0.64%	64,269	46.76%
Consumer	2,679,878	12.38%	174,598	6.52%	2,669,763	12.42%	168,849	6.32%
Total portfolio	21,648,644	100%	675,538	3.12%	21,502,648	100%	668,713	3.11%

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 34 – Risk Management, continued

b) Financial Risk

Definition and principles of financial risk management

The Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

b.1) Market Risk

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

b.1.1) Currency Risk

Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:

• Positions in foreign currency (MX) within the attributions of the Trading Book.

• Currency mismatches between the assets and liabilities of the Banking Book.

• Currency flow mismatches.

• Structural positions, generated by consolidating our financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in our branches and subsidiaries abroad.

The foregoing means that movements in exchange rates can generate volatility in both the result and the Bank’s equity. This effect is known as “translation risk”.

b.1.2) Index adjustments Risk

The index adjustment risk is the exposure due to changes in units or indexes of adjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other transactions registered in the balance with such characteristics.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 34 – Risk Management, continued

The positions in currencies of assets and liabilities as of March 31, 2019 and December 31, 2018 are as follows:

As of March 31, 2019	Note	CLP	UF	USD	COP	EUR	Others currencies	Exchange rate indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	228,265	-	326,045	274,610	20,441	3,157	-	852,518
Cash items in process of collection	5	293,747	-	261,593	70	-	13,794	-	569,204
Trading investments	6	106,410	-	-	116,392	-	-	-	222,802
Investments under resale agreements	7	25,073	-	-	5,161	-	-	-	30,234
Financial derivative contracts	8	890,946	89,463	276,704	37,681	14,407	21	-	1,309,222
Interbank loans, net	9	201,896	-	83,973	23,394	-	-	-	309,263
Loans and accounts receivable from customers, net	10	5,596,474	7,970,580	3,142,617	4,185,323	21,814	2,208	54,088	20,973,104
Available for sale investments	11	1,190,726	97,639	88,332	1,017,193	-	-	-	2,393,890
Held to maturity investments	11	-	-	129,992	81,105	-	-	-	211,097
Investments in companies	12	6,234	-	-	3,535	-	-	-	9,769
Intangibles	13	1,430,855	-	1,233	175,405	-	-	-	1,607,493
Fixed assets	14	39,271	-	471	13,430	-	-	-	53,172
Right of use asset under lease agreements	14	33,850	140,187	7,501	22,599	-	-	298	204,435
Current taxes	15	69,356	-	556	56,009	-	-	-	125,921
Deferred taxes	15	144,685	-	16,150	1,754	-	-	-	162,589
Other assets	16	242,454	17,628	187,153	72,110	2,535	219	-	522,099
TOTAL ASSETS		10,500,242	8,315,497	4,522,320	6,085,771	59,197	19,399	54,386	29,556,812

Deposits and other demand liabilities	17	2,133,050	4,687	451,381	1,744,965	6,981	281	-	4,341,345
Cash in process of being cleared	5	222,014	-	248,454	-	34,100	13,875	-	518,443
Obligations under repurchase agreements	7	217,544	-	3,444	485,311	-	-	-	706,299
Time deposits and other time liabilities	17	6,248,535	443,143	1,116,547	2,158,199	24	-	2	9,966,450
Financial derivative contracts	8	699,582	111,215	222,942	40,000	14,513	402	-	1,088,654
Interbank borrowings	18	30,005	358	2,177,202	64,736	3,193	1,895	-	2,277,389
Debt instruments issued	19	439,814	4,814,945	628,765	422,288	-	-	-	6,305,812
Other financial liabilities	19	10,754	10	-	-	-	-	-	10,764
Lease contracts liabilities	19	-	140,538	7,165	20,075	-	-	318	168,096
Current taxes	15	982	-	-	436	-	-	-	1,418
Deferred taxes	15	81	-	441	95	-	-	-	617
Provisions	20	95,077	-	1,715	66,599	-	-	-	163,391
Other liabilities	21	242,802	113,397	16,193	44,510	2,088	2	24,863	443,855
TOTAL LIABILITIES		10,340,240	5,628,293	4,874,249	5,047,214	60,899	16,455	25,183	25,992,533
Assets (liabilities) net		160,002	2,687,204	(351,929)	1,038,557	(1,702)	2,944	29,203	3,564,279

As of December 31, 2018	Nota	CLP	UF	USD	COP	EUR	Others currencies	Exchange rate indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	223,099	-	449,437	299,458	15,686	-	-	987,680
Cash items in process of collection	5	195,640	-	119,725	226	2,861	206	-	318,658
Trading investments	6	44,157	-	-	42,781	-	-	-	86,938
Investments under resale agreements	7	91,510	-	-	17,957	-	-	-	109,467
Financial derivative contracts	8	972,693	66,989	226,561	102,709	5	-	-	1,368,957
Interbank loans, net	9	239,963	-	70,823	30,458	-	-	-	341,244
Loans and accounts receivable from customers, net	10	5,675,609	7,785,104	3,199,242	4,145,634	19,391	13	8,942	20,833,935
Available for sale investments	11	835,543	680,505	78,908	1,055,820	-	-	-	2,650,776
Held to maturity investments	11	-	-	122,372	76,538	-	-	-	198,910
Investments in companies	12	6,232	-	-	4,323	-	-	-	10,555
Intangibles	13	1,432,361	-	1,308	180,138	-	-	-	1,613,807
Fixed assets	14	77,639	-	846	17,079	-	-	-	95,564
Current taxes	15	68,094	-	2,887	52,148	-	-	-	123,129
Deferred taxes	15	133,375	-	16,519	4,705	-	-	-	154,599
Other assets	16	259,802	7,787	164,724	121,619	7,467	36	-	561,435
TOTAL ASSETS		10,255,717	8,540,385	4,453,352	6,151,593	45,410	255	8,942	29,455,654

Deposits and other demand liabilities	17	2,058,537	4,214	444,668	1,785,581	7,418	57	-	4,300,475
Cash in process of being cleared	5	133,926	-	112,284	-	796	159	-	247,165
Obligations under repurchase agreements	7	363,789	-	6,834	644,991	-	-	-	1,015,614
Time deposits and other time liabilities	17	6,513,874	609,136	1,955,631	1,042,445	25	-	-	10,121,111
Financial derivative contracts	8	773,186	83,339	178,869	76,207	1,205	-	-	1,112,806
Interbank borrowings	18	-	5,863	2,279,817	39,859	2,170	14	-	2,327,723
Debt instruments issued	19	439,805	4,475,832	649,897	444,590	-	-	-	6,010,124
Other financial liabilities	19	12,390	10	-	-	-	-	-	12,400
Current taxes	15	528	-	-	663	-	-	-	1,191
Deferred taxes	15	-	-	454	17	-	-	-	471
Provisions	20	163,481	-	-	73,689	-	-	-	237,170
Other liabilities	21	239,172	133,106	69,900	49,508	2,509	-	27,597	521,792
TOTAL LIABILITIES		10,698,688	5,311,500	5,698,354	4,157,550	14,123	230	27,597	25,908,042
Assets (liabilities) net		(442,971)	3,228,885	(1,245,002)	1,994,043	31,287	25	(18,655)	3,547,612

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 34 – Risk Management, continued

b.4) interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank’s economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of repricing and by currency. This methodology facilitates the detection of concentrations of interest risk in the different terms. All the balance sheet and off balance sheet items are unbundled in their flows and placed at the repricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used.

The following are the Banking Book items (products valued at amortized cost and instruments available for sale and derivatives valued at fair value) for the most relevant currencies in which the Bank trades for the three month period ended on March 31, 2019 and at the end of the year ended December 31, 2018:

	As of March 31, 2019
Positions	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,337,390	3,532,653	5,147,206	4,253,813	8,232,547	28,503,608
CLP	3,718,004	1,270,224	1,901,462	1,791,335	1,001,263	9,682,288
CLF	231,804	594,504	1,556,594	1,325,396	6,127,026	9,835,324
USD	1,543,284	957,531	813,336	107,903	98,170	3,520,224
COP	1,844,298	710,394	875,814	1,029,179	1,006,088	5,465,772
Liabilities	(13,805,718)	(2,934,710)	(4,541,970)	(2,109,621)	(6,146,543)	(29,538,562)
CLP	(8,516,259)	(1,675,040)	(1,890,833)	(539,513)	(322,500)	(12,944,145)
CLF	(154,321)	(80,422)	(332,717)	(969,599)	(5,517,426)	(7,054,485)
USD	(1,302,251)	(759,658)	(1,580,808)	(170,273)	-	(3,812,990)
COP	(3,832,887)	(419,590)	(737,612)	(430,236)	(306,617)	(5,726,942)
Derivative	(366,808)	378,301	(70,090)	5,001	790,346	736,750
CLP	(481,248)	263,202	1,242,301	193,282	53,090	1,270,627
CLF	(16,691)	(196,531)	(1,011,104)	(302,477)	746,282	(780,521)
USD	(8,815)	356,273	251,250	9,176	(10,440)	597,444
COP	139,946	(44,643)	(552,537)	105,020	1,414	(350,800)

	As of December 31, 2018
Positions	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,361,827	2,732,465	5,510,072	4,787,052	8,314,688	28,706,104
CLP	3,519,009	1,000,478	1,753,132	1,800,011	1,181,157	9,253,787
CLF	466,115	447,398	1,329,598	1,845,604	6,182,033	10,270,748
USD	1,469,457	623,505	1,197,716	126,122	102,349	3,519,149
COP	1,907,246	661,084	1,229,626	1,015,315	849,149	5,662,420
Liabilities	(14,009,676)	(2,685,555)	(4,724,403)	(2,206,000)	(5,849,673)	(29,475,307)
CLP	(8,733,561)	(1,463,211)	(2,101,205)	(560,099)	(330,000)	(13,188,076)
CLF	(214,266)	(181,744)	(190,917)	(1,072,879)	(5,201,884)	(6,861,690)
USD	(1,319,813)	(643,544)	(1,750,434)	(173,922)	-	(3,887,713)
COP	(3,742,036)	(397,056)	(681,847)	(399,100)	(317,789)	(5,537,828)
Derivative	(729,147)	444,096	251,673	(21,576)	784,784	729,830
CLP	(209,799)	1,521,695	394,300	209,804	65,913	1,981,913
CLF	(366,332)	(1,221,035)	(469,699)	(330,428)	762,022	(1,625,472)
USD	(50,293)	263,381	452,557	(38,395)	(8,123)	619,127
COP	(102,723)	(119,945)	(125,485)	137,443	(35,028)	(245,738)

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 34 – Risk Management, continued

The expositions presented above correspond to the present values resulting from:

• Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

• Discount the flows of the items recorded to accrual at a rate that represents the opportunity cost of the liability/asset.

• Discount the flows of items accounted to the market at the market rate.

b.5) Liquidity Risk

Liquidity Risk is the exposure of the Bank’s and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 34 – Risk Management, continued

Normative Measurement of Contractual Liquidity GAP

According to chapter 12-20 of the SBIF, all the items on and off the balance sheet that contribute cash flows are analyzed. The consolidated non-discounted contractual cash flows of financial assets and liabilities of the Bank as of March 31, 2019 and December 31, 2018, are presented below:

	As of March 31, 2019
	Up to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Assets	8,197,422	2,465,722	1,713,746	2,613,700	5,540,111	3,490,618	8,650,841	32,672,160
Cash	810,931	-	-	-	-	-	-	810,931
Financial instruments recorded at market value	1,287,012	218,516	47,043	251,911	422,455	109,454	74,904	2,411,295
Loans to local banks without credit lines	205,982	-	-	-	-	-	-	205,982
Credit lines granted to local banks	1,969,052	1,968,384	1,319,439	1,682,397	3,149,377	2,000,952	4,116,291	16,205,892
Commercial loans without credit lines	357,721	-	-	-	-	-	-	357,721
Commercial credit lines and overdrafts	245,336	137,595	184,771	351,902	1,039,365	586,179	163,774	2,708,922
Consumer loans without credit lines	1,573,964	-	-	-	-	-	-	1,573,964
Consumer credit lines and overdrafts	299,289	70,344	103,457	206,193	810,487	759,016	4,228,372	6,477,158
Residential mortgage loans	156,486	68,499	58,669	89,466	386	386	3,499	377,391
Other transactions or commitments without credit lines	1,393,010	-	-	-	1,335	-	-	1,394,345
Derivative contracts	(101,361)	2,384	367	31,831	116,706	34,631	64,001	148,559
Liabilities	(10,712,348)	(3,169,072)	(2,647,750)	(2,821,938)	(2,665,399)	(1,420,488)	(5,953,787)	(29,390,782)
Checking accounts and demand deposits	(4,245,276)	-	-	-	-	-	-	(4,245,276)
Term savings accounts - unconditional withdrawal	(2,335)	-	-	-	-	-	-	(2,335)
Term savings accounts - deferred withdrawal	(25,063)	-	-	-	-	-	-	(25,063)
Obligations with the Chilean Central Bank without credit lines	(696,294)	-	-	-	-	-	-	(696,294)
Obligations with others Banks without credit lines	(30,363)	-	-	-	-	-	-	(30,363)
Deposits and time deposits	(3,923,884)	(2,535,973)	(1,468,669)	(1,503,408)	(777,087)	(75,760)	(699,471)	(10,984,252)
Foreing borrowings without credit lines	(695,342)	(555,334)	(373,663)	(718,627)	(349,063)	(93,949)	(109,726)	(2,895,704)
Foreign loans without credit lines	(6,648)	-	-	-	-	-	-	(6,648)
Letter of credit obligations	(2,309)	(404)	(2,675)	(5,271)	(16,312)	(13,068)	(15,303)	(55,342)
Bonds payable	(31,324)	(52,415)	(595,469)	(128,122)	(1,303,886)	(1,042,916)	(4,618,781)	(7,772,913)
Lease contracts liabilities	(21,617)	(28,897)	(208,918)	(466,510)	(219,051)	(194,795)	(510,506)	(1,650,294)
Other credit lines obtained	(1,031,893)	3,951	1,644	-	-	-	-	(1,026,298)
Net banda	(2,514,926)	(703,350)	(934,004)	(208,238)	2,874,712	2,070,130	2,697,054	3,281,378

	As of December 31, 2018
	Up to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years More than 5 years		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Assets	8,514,257	2,011,569	2,093,179	2,105,783	4,769,910	3,410,765	8,584,332	31,489,795
Cash	824,917	-	-	-	-	-	-	824,917
Financial instruments recorded at market value	2,482,559	53,064	39,459	9,436	21,194	1,258	20,191	2,627,161
Loans to local banks without credit lines	101,070	-	-	-	-	-	-	101,070
Credit lines granted to local banks	1,938,742	1,692,639	1,713,753	1,377,481	2,794,506	2,027,999	4,086,029	15,631,149
Commercial loans without credit lines	353,608	-	-	-	-	-	-	353,608
Commercial credit lines and overdrafts	238,599	144,822	183,209	347,001	1,042,725	586,771	177,785	2,720,912
Consumer loans without credit lines	1,631,979	-	-	-	-	-	-	1,631,979
Consumer credit lines and overdrafts	34,982	71,301	102,200	205,569	805,994	755,628	4,225,954	6,201,628
Residential mortgage loans	138,948	42,419	40,377	140,593	432	430	3,815	367,014
Other transactions or commitments without credit lines	920,134	-	-	-	147	-	-	920,281
Derivative contracts	(151,281)	7,324	14,181	25,703	104,912	38,679	70,558	110,076
Liabilities	(10,384,693)	(2,757,796)	(2,388,888)	(2,910,146)	(2,474,632)	(1,224,852)	(5,144,169)	(27,285,176)
Checking accounts and demand deposits	(4,182,632)	-	-	-	-	-	-	(4,182,632)
Term savings accounts - unconditional withdrawal	(2,415)	-	-	-	-	-	-	(2,415)
Term savings accounts - deferred withdrawal	(5,028)	-	-	-	-	-	-	(5,028)
Obligations with the Chilean Central Bank without credit lines	(290,257)	-	-	-	-	-	-	(290,257)
Obligations with others Banks without credit lines	(5,863)	-	-	-	-	-	-	(5,863)
Deposits and time deposits	(4,238,085)	(2,315,021)	(1,670,753)	(1,492,732)	(798,613)	(75,261)	(727,527)	(11,317,992)
Foreing borrowings without credit lines	(662,358)	(404,470)	(633,422)	(756,303)	(352,214)	(96,886)	(115,027)	(3,020,680)
Foreign loans without credit lines	(3,026)	-	-	-	-	-	-	(3,026)
Letter of credit obligations	(2,482)	(443)	(2,761)	(5,450)	(17,492)	(13,742)	(17,050)	(59,420)
Bonds payable	(166,271)	(37,862)	(81,952)	(655,661)	(1,306,313)	(1,038,963)	(4,284,565)	(7,571,587)
Other credit lines obtained	(826,276)	-	-	-	-	-	-	(826,276)
Net banda	(1,870,436)	(746,227)	(295,709)	(804,363)	2,295,278	2,185,913	3,440,163	4,204,619

Items presented on table above correspond to categories that group financial transactions with similar caracteristics from a liquidity point of view.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 34 – Risk Management, continued

C) Operational Risk

The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputational. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure.

Operational risk management is executed, mainly, through the Operational Risk Management function. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines.

The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee.

The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee.

Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

• Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;

• Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally developed or outsourced to third parties;

• Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol;

• Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual “more security” program for all collaborators and induction programs for new employees.

Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 34 – Risk Management, continued

D) Capital requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During the three month period ended on March 31, 2019 and the year ended on December 31, 2018, the Bank has complied fully with all capital requirements.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank’s Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, the Bank has applied the dispose in the Chapter 12-1 “Heritage for legal and regulatory purposes” of RAN.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Property, plant and equipment have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed. In the case of Itaú, it uses 10%.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”). For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

As of March 31, 2019 and December 31, 2018, the relation between assets and risk weighted assets is as follow:

		Consolidated assets		Risk-weighted assets
	Nota	As of March 31, 2019	As of December 31, 2018	As of March 31, 2019	As of December 31, 2018
		MCh$	MCh$	MCh$	MCh$
Asset balance (net of allowances)
Cash and deposits in banks	5	852,518	987,680	-	-
Cash items in process of collection	5	569,204	318,658	117,745	56,963
Trading investments	6	222,802	86,938	40,674	27,658
Investments under resale agreements	7	30,234	109,467	30,234	106,916
Financial derivative contracts (*)	8	1,305,060	1,315,165	1,013,609	1,040,274
Interbank loans	9	309,263	341,244	135,676	95,612
Loans and accounts receivable from customers	10	21,018,326	20,880,186	18,949,349	18,808,886
Available for sale investments	11	2,393,890	2,650,776	594,622	551,593
Held to maturity investments	11	211,097	198,910	211,097	198,910
Investments in companies	12	9,769	10,555	9,769	10,555
Intangibles	13	1,607,493	1,613,807	429,147	435,572
Fixed assets	14	53,172	95,564	53,172	95,564
Right of use asset under lease agreements	14	204,435	-	204,435	-
Current taxes	15	125,921	123,129	12,592	12,313
Deferred taxes	15	162,589	154,599	16,259	15,460
Other assets	16	522,099	561,435	456,753	505,495
Off-balance sheet assets
Contingent loans		2,350,501	2,333,398	1,410,301	1,400,038
Totals		31,948,373	31,781,511	23,685,434	23,361,809

(*) Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 “Equity for Legal and Regulatory Effects” of the RAN, issued by the Superintendency of Banks and Financial Institutions.

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 34 – Risk Management, continued

	Amount			Ratio
	As of March 31, 2019	As of December 31, 2018		As of March 31, 2019	As of December 31, 2018
	MCh$	MCh$		%	%
Basic capital	3,338,117	3,324,531	(a)	10.45	10.46 (c)
Effective equity	3,392,072	3,415,845	(b)	14.32	14.62 (d)

(a) Basic Capital Corresponds to the net amount that must be shown in the Consolidated Financial Statements as “Equity attributable to equity holders” as indicated in the Compendium of Accounting Standards.

(b) The effective equity will be equal to the aforementioned basic capital, subordinated Bonds, additional provisions, non-controlling interest as indicated in the Compendium of Accounting Standards; however, if this amount exceeds 20% of the basic capital, only the amount equivalent to that percentage will be added; the amount of the assets corresponding to the goodwill is deducted and in the event that the sum of the assets corresponding to minority investments in companies other than support companies to the line of business is greater than 5% of the basic capital, the amount in which that sum is deducted will be deducted exceed that percentage.

(c) Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Financial Statements).

(d) Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets.

The shareholders’ agreement established an “Optimal Regulatory Capital” with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the highest between 120% of the minimum regulatory capital ratio established by the respective legislation and the average of the regulatory capital ratio of the 3 largest private banks in the respective country, multiplied by the consolidated risk-weighted assets (APR) of the Chilean or Colombian bank, as applicable, on the date that is one year from the last day of the fiscal year more recent, assuming that the assets weighted by their level of risk grow during that year at a rate equal to the Minimum Growth Rate.

The Bank, in consolidated terms (owners of the Bank), maintains a total equity of MCh$3,338,117 as of March 31, 2019 (MCh$3,324,531 in December 2018).

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Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of March 31, 2019 and December 31, 2018 and for the three month period ended on March 31, 2019 and 2018

Note 35 – Subsequent Events

Itaú Asesorias Financieras S.A

On April 5, 2019, the SBIF granted its authorization to transform the company Itaú Asesorías Financieras S.A. to a limited company. As of to the date, the aforementioned transformation has not materialized. Additionally, it authorized Itaú Corpbanca Recaudaciones y Cobranzas S.A. to acquire from Itaú Corpbanca Corredores de Bolsa S.A. total participation of Itaú Asesorías Financieras S.A.

Itaú Administradora General de Fondos S.A

On April 9, 2019, the company proceeded to pay dividends to its shareholders, corresponding to the distribution of the total of its profits as of December 31, 2018.

Other subsequent events

Between April 1, 2019, and April 24, 2019, the date of issuance of these Interim Consolidated Financial Statements, there have been no other subsequent events that could affect the presentation and results of them.

Jonathan Covarrubias Hernández	Manuel Olivares Rossetti
Chief Accounting Officer	Chief Executive Officer

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